


2025
PROXY STATEMENT

2024
ANNUAL REPORT








VERISIGN®

DEAR VERISIGN STOCKHOLDERS:



OUR MISSION

Enable the world to connect online with reliability and confidence, anytime, anywhere

OUR VALUES

- We are stewards of the internet and our Company
- We are passionate about technology and continuous improvement
- We respect others and exhibit integrity in our actions
- We take responsibility for our actions and hold ourselves to a higher standard

In 2024 we executed on our mission, extending our record of providing 100% availability for our .com and .net resolution infrastructure to more than 27 years. As a result, we delivered solid financial results and completed the renewal of both the .com Registry Agreement with ICANN and the Cooperative Agreement with the NTIA for another six-year term.

Revenues grew to $1.56 billion, up 4.3% year over year and the fourteenth consecutive year of revenue and operating income growth since divesting non-core assets. We repurchased 6.6 million shares, returning $1.2 billion to our stockholders. Our balance sheet remained strong, with year-end cash, cash equivalents and marketable securities at $600 million.

Throughout 2024 we continued to execute on our mission of internet stewardship with unwavering precision. We carry out this mission while protecting, evolving, and strengthening the critical infrastructure we operate, a purpose-built internet infrastructure network that processes an average of more than 400 billion transactions every day.

In April of 2025 the Company will celebrate 30 years since its incorporation. As we look to 2025 and beyond, we will continue to focus on and be driven by our mission of enabling the world to connect online with reliability and confidence, anytime, anywhere.

Thank you for your support.

Jim Bidzos

Jim Bidzos
Chairman of the Board of Directors,
Executive Chairman,
President and Chief Executive Officer
April 2025





NOTICE OF 2025 ANNUAL MEETING AND PROXY STATEMENT

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VeriSign, Inc.
12061 Bluemont Way
Reston, Virginia 20190

April 11, 2025

To Our Stockholders:

You are cordially invited to attend the 2025 Annual Meeting of Stockholders (the "Annual Meeting") of VeriSign, Inc. ("we," "our," "us," or the "Company") to be held at our corporate offices located at 12061 Bluemont Way, Reston, Virginia 20190 on Thursday, May 22, 2025, at 10:00 a.m., Eastern Time.

The matters expected to be acted upon at the Annual Meeting are described in detail on the following pages.

We are using a U.S. Securities and Exchange Commission rule that allows us to furnish our proxy materials over the internet. As a result, we are mailing to our stockholders a Notice Regarding the Availability of Proxy Materials instead of a paper copy of the following Proxy Statement, together with our 2024 Annual Report. The Notice Regarding the Availability of Proxy Materials contains instructions on how to access those documents over the internet or receive a paper copy of those documents. We believe that this process will conserve natural resources and reduce the costs of printing and distributing our proxy materials.

It is important that you use this opportunity to take part in the affairs of the Company by voting on the business to come before the Annual Meeting. Whether or not you plan to attend the Annual Meeting, please vote electronically via the internet or by telephone as described in the Notice Regarding the Availability of Proxy Materials and under "Information About the Meeting—Internet and Telephone Voting" within the following Proxy Statement, or alternatively, if you have received paper copies of our proxy materials, please complete, date, sign, and promptly return the accompanying proxy card or voting instruction form by mail using the enclosed envelope so that your shares may be represented at the Annual Meeting. Returning or completing the proxy card does not deprive you of your right to attend the Annual Meeting and vote your shares.

Thank you for your continued support of the Company.

Sincerely,

/s/ D. James Bidzos

D. James Bidzos

Chairman of the Board of Directors,
Executive Chairman, President and Chief Executive Officer

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Notice of 2025 Annual Meeting of Stockholders

Date and Time

May 22, 2025 (Thursday) 10:00 a.m. (Eastern Time)

Location

The Annual Meeting will be held at our corporate offices located at 12061 Bluemont Way, Reston, Virginia 20190.

Who Can Vote

Only stockholders of record at the close of business on April 1, 2025, which is the record date, are entitled to notice of, and to vote at, the Annual Meeting or any adjournment or postponement thereof.

The 2025 Annual Meeting of Stockholders (the "Annual Meeting") will be held for the following purposes:

PROPOSALS		BOARD VOTE RECOMMENDATION	FOR FURTHER DETAILS
1	Election of Eight Directors Named in the Proxy Statement	☑ **FOR** each director nominee	Page 10
2	Advisory Vote to Approve Executive Compensation	☑ **FOR**	Page 24
3	Ratification of Selection of KPMG LLP as Independent Registered Public Accounting Firm for 2025	☑ **FOR**	Page 46
4	Approval of an Amendment to the Company's Restated Certificate of Incorporation to Limit the Liability of Certain Officers as Permitted by Delaware Law.	☑ **FOR**	Page 48
5	Stockholder Proposal to Permit Stockholder Action by Written Consent	⊗ **AGAINST**	Page 50

Stockholders will also transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

If you hold your shares as of the record date as a stockholder of record or as a beneficial owner, you or your proxyholder may participate, vote, or submit questions during the meeting. A list of stockholders of record entitled to vote shall be available to any stockholder for any purpose relevant to the 2025 Meeting during the 10 days prior to the Annual Meeting upon request to the Office of the Corporate Secretary. In addition, the list of stockholders of record will also be available during the Annual Meeting.

Reston, Virginia

April 11, 2025
By Order of the Board of Directors,

/s/ Thomas C. Indelicarto

Thomas C. Indelicarto
Secretary

How to Vote

Whether or not you plan to attend the Annual Meeting, please vote electronically via the internet or by telephone as described on the Notice Regarding the Availability of Proxy Materials and under "Information About the Meeting—Internet and Telephone Voting" in the Proxy Statement, or alternatively, if you have received paper copies of proxy materials, complete, date, sign, and promptly return the accompanying proxy card or voting instruction form by mail using the enclosed envelope so that your shares may be represented at the Annual Meeting.

Internet	**Telephone**	**Mail**	**Attending the Meeting**
Visit the website listed on your proxy card	Call the telephone number on your proxy card	Sign, date, and return your proxy card in the enclosed envelope	Attend and vote at the Annual Meeting

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be Held on May 22, 2025: The 2025 Proxy Statement, together with the 2024 Annual Report, are available at www.edocumentview.com/vrsn.

A Notice Regarding the Availability of Proxy Materials or the Proxy Statement and related proxy materials were first sent or made available to stockholders on April 11, 2025.

Table of Contents

2024 Business Highlights

$1.56 billion	$1.06 billion	169.0 million	37.4 million
Revenue	**Operating Income**	**.com and .net Domain Name Registrations in Domain Name Base at End of 2024**	**New Domain Name Registrations Processed for .com and .net in 2024**
▲ 4.3% increase compared to 2023	▲ 5.7% increase compared to 2023	▼2.1% decrease from December 31, 2023	compared to 39.4 million in 2023

Verisign's Mission, Values, and Strategic Framework

Our mission and values are at the center of everything we do. They are the principles under which we perform our primary responsibility: helping to enable the security, stability, and resiliency of key internet infrastructure and services. Every year, we develop our corporate goals to support this strategy, which are organized around three strategic framework principles: Protect Unconditionally, Grow Responsibly, and Manage Continuously.

Verisign's Mission

Verisign enables the world to connect online with reliability and confidence, anytime, anywhere.

Verisign's Values

We are stewards of the internet and our Company

Billions of people and a significant portion of the world's economy rely on the internet infrastructure we help to manage and operate. As stewards of the internet and our Company, we work to ensure every decision and action preserves the trust people place in us and creates value for our stockholders.

We are passionate about technology and continuous improvement

We embrace new technologies, ideas, and the potential they promise. We also challenge past assumptions and do not accept that what works today will work tomorrow. This enables us to continue building, sustaining, and improving on the internet's infrastructure.

We respect others and exhibit integrity in our actions

The internet has made the world a smaller place, so the way we do business is more important now than ever. That's why we demonstrate respect and integrity in all of our interactions with our stakeholders — customers, stockholders, business partners, internet users, and each other.

We take responsibility for our actions and hold ourselves to a higher standard

We understand that the role we play in supporting the global internet is a privilege and with that privilege comes great responsibility. We appreciate that our decisions and actions have consequences far beyond our own Company. Therefore, we hold ourselves to a higher standard in all we do.

Verisign's Strategic Framework

We **protect unconditionally**.	We **grow responsibly**.	We **manage continuously**.

In this Proxy Statement, the terms "we," "our," "us," "Verisign" or the "Company" refer to VeriSign, Inc.

Voting Roadmap

The accompanying proxy is solicited on behalf of our Board of Directors (the "Board") of VeriSign, Inc. for use at the 2025 Annual Meeting to be held at our corporate offices located at 12061 Bluemont Way, Reston, Virginia 20190 on Thursday, May 22, 2025 at 10:00 a.m., Eastern Time.

This summary highlights certain information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and we encourage you to read the entire Proxy Statement before voting.

Proposal No. 1

Election of Directors



FOR **The Board recommends a vote FOR each director nominee.** **See page 10**

Director Nominees

The following provides summary information about each director nominee.

			COMMITTEE MEMBERSHIP			
NAME	AGE	DIRECTOR SINCE	AUDIT	COMPENSATION	CORPORATE GOVERNANCE AND NOMINATING	CYBERSECURITY
D. James Bidzos	70	1995				M
Courtney D. Armstrong	54	2021	M	M		
Yehuda Ari Buchalter	53	2019			M	C
Kathleen A. Cote	76	2008	M			
Thomas F. Frist III	57	2015		C	M	
Jamie S. Gorelick	74	2015		M	C	
Debra W. McCann	52	2024	M			
Timothy Tomlinson **Lead Independent Director**	75	2007	C			M

C – Chairperson   M – Member

Corporate Governance Highlights

2025

VERISIGN PROXY STATEMENT

Board Composition	• 7 out of 8 of our continuing directors are independent. • 3 out of 8 of our continuing directors are women. • 2 directors self-identify as being from underrepresented communities.
Annual Election of Directors	• All directors are elected annually.
Majority Voting Standard	• To be elected in uncontested elections, each nominee for director must receive a majority of the votes cast.
Lead Independent Director	• We have a lead independent director with robust responsibilities.
Board Committees	• We have an Audit Committee, Corporate Governance and Nominating Committee and Compensation Committee, each of which is composed entirely of independent directors. • We have a Cybersecurity Committee to assist the Board with its oversight of the Company's cybersecurity program and risks.
Stockholder Rights	• Stockholders have proxy access rights. • Stockholders owning together as few as 10% of outstanding common stock may call a special meeting of stockholders.
Single Voting Class	• Our common stock is the only class of voting shares outstanding.
One Share, One Vote	• Each share of our common stock is entitled to one vote.
Annual Board Leadership Evaluation	• The Board evaluates the Board leadership structure annually.
Annual Self-Evaluations	• The Board conducts an annual self-evaluation to determine whether it and its committees are functioning effectively.
No "Poison Pill"	• We do not have a stockholder rights plan, or "poison pill," in place.
Annual Auditor Ratification	• Stockholders have the opportunity to ratify the Audit Committee's selection of our independent registered public accounting firm annually.
Stock Retention Policy	• Directors and executives are subject to a stock retention policy.
Political Contributions	• In response to stockholder feedback, we adopted our Political Contributions Policy, which formally established our general prohibition against direct political contributions by the Company to candidates, political parties, campaign committees, and political action committees.

Proposal No. 2

Advisory Vote to Approve Executive Compensation

 **FOR**   **The Board recommends a vote FOR this proposal.**   **See page 24**

Compensation Framework

The chart below shows the three main elements of our executive compensation program, including the percentage that each element comprised in our CEO's 2024 pay mix at target and our other NEOs' 2024 average pay mix at target, our objectives for each element of compensation, the factors we use to determine compensation amounts and performance measures.

ELEMENT		OBJECTIVE	FACTORS	MEASURES
CEO [1]	**Other NEOs (Average)**			
Base Salary (% of Pay Mix at Target) 		Provide a guaranteed level of annual income in order to attract and retain our executive talent. Increases are not automatic or guaranteed.	• Job responsibilities and scope • Experience • Individual contributions • Internal pay alignment and peer and industry benchmarking	
CEO	**Other NEOs (Average)**			
Annual Incentive Bonus (% of Pay Mix at Target) 		Provide a performance-based incentive for achieving individual goals and the Company's financial and strategic goals.	• Company performance • Individual performance • Internal pay alignment and peer and industry benchmarking	• Revenue • Operating margin
CEO	**Other NEOs (Average)**			
Long-Term Incentive Compensation (% of Pay Mix at Target) 		Provide an award that both serves a retention purpose and incentivizes executives to manage the Company from the perspective of a stockholder.	• Importance of the NEO to Company performance • Individual contributions • Future potential of the NEO • Value of NEO's vested and unvested outstanding equity awards (performance-based and time-based restricted stock units) • Internal pay alignment and peer and industry benchmarking	• Compound annual growth rate (CAGR) of operating income • Total Shareholder Return (TSR)

Voting Roadmap

Executive Compensation Highlights

Our executive compensation program is designed to attract and retain the executive talent we need to maintain our high performance standards and grow our business for the future. Our philosophy is to provide a mix of compensation that motivates our executives to achieve our short and long-term performance goals, which in turn will create value for our stockholders. We made no significant changes to our overall approach to executive compensation for 2024.

Pay for Performance Alignment	• For the CEO, 93% of targeted total compensation is performance-based. • For other NEOs, 88% of targeted total compensation on average is performance-based.
Compensation Governance Practices and Policies	• Annual Benchmarking of Executive Compensation • Independent Compensation Consultant • Annual Say-on-Pay Vote • Stock Ownership Requirements • Clawback Policy • Forfeiture Provisions • Annual Compensation Risk Assessment
Responsible Pay Practices	• No Employment Contracts • No Single Trigger Benefits Upon a Change-in-Control • No Tax Gross-Ups Upon a Change-in-Control • No Special Pension or Retirement Plans • No Significant Perquisites

Proposal No. 3

Ratification of Selection of KPMG LLP as Independent Registered Public Accounting Firm for 2025

 **FOR**   **The Board recommends a vote FOR this proposal.**   See page 46

Principal Accountant Fees and Services

The following table presents fees billed for professional services rendered by KPMG LLP for the audit of our annual consolidated financial statements for the years ended December 31, 2024 and December 31, 2023, and fees billed for other services provided by KPMG LLP, in each of the last two completed years.

	2024 FEES	2023 FEES
Audit fees[1]	$ 1,815,735	$ 2,021,283
Audit-related fees	—	—
Tax fees	—	—
All other fees[2]	18,000	18,000
Total fees	$ 1,833,735	$ 2,039,283

[1] Audit fees consist of fees for the integrated audit of the annual financial statements included in our Annual Reports on Form 10-K, the review of the interim financial statements included in our Quarterly Reports on Form 10-Q, and other professional services provided in connection with statutory and regulatory filings or engagements for those years.

[2] All other fees consist of registration fees for three employees to participate in a KPMG leadership program.

Proposal No. 4

Approval of an Amendment to the Company's Restated Certificate of Incorporation to Limit the Liability of Certain Officers as Permitted by Delaware Law.

 **FOR**   **The Board recommends a vote FOR this proposal.**   See page 48

In 2022, the State of Delaware enacted legislation that amends Section 102(b)(7) of the Delaware General Corporation Law ("DGCL") to authorize Delaware companies to eliminate or limit the personal liability of certain officers for monetary damages for breach of duty of care in certain circumstances. Prior to this amendment, exculpation from personal liability for monetary damages associated with breaches of the duty of care could be provided to directors but could not be provided to officers.

After careful consideration, the Board has approved, subject to approval of this Proposal No. 4 by the stockholders, an amendment to the Company's Restated Certification of Incorporation (the "Charter") to include an officer exculpation provision in the Charter (the "Amendment"). No conforming amendments to the Bylaws will be required to effectuate the adoption of the officer exculpation provision noted above. The Amendment would become effective upon the filing of the Amendment with the Secretary of State of the State of Delaware, which we would file promptly following the Annual Meeting if our stockholders approve the Amendment. The Amendment is attached to this proxy statement as Appendix A.

Proposal No. 5

Stockholder Proposal to Permit Stockholder Action by Written Consent

 **AGAINST**   **The Board recommends a vote AGAINST this proposal.**   See page 50

Proposal No. 1

Election of Directors

The Board consists of nine directors. Each of the directors, with the exception of Ms. McCann, was elected to a one-year term at the 2024 Annual Meeting of Stockholders. The terms of the current directors expire upon the election and qualification of the directors to be elected at the Annual Meeting. The Board has nominated eight of our current directors: D. James Bidzos; Courtney D. Armstrong; Yehuda Ari Buchalter; Kathleen A. Cote; Thomas F. Frist III; Jamie S. Gorelick; Debra W. McCann; and Timothy Tomlinson, for election at the Annual Meeting to serve until our 2026 Annual Meeting of Stockholders and until their respective successors have been elected and qualified. Proxies cannot be voted for more than eight persons, which is the number of nominees.

Unless otherwise directed, the persons named as proxies on the proxy card intend to vote all proxies FOR the election of the Board's nominees, each of whom has consented to serve as a director if elected. In addition, if a proxy card is properly executed and returned but no direction is made, the persons named as proxies on the proxy card intend to vote all proxies FOR the election of the Board's nominees. If any of the nominees is unable or declines to serve as a director, the discretionary authority provided in the enclosed proxy will be exercised to vote for a substitute candidate designated by the Board, unless the Board chooses to reduce its own size. The Board has no reason to believe that any of the nominees will be unable or will decline to serve if elected.

As previously disclosed, Mr. Moore announced his retirement from the Board and will serve the remainder of his term ending at the Meeting. Effective as of the Meeting, the Board reduced the size of the Board to eight directors.

 **FOR**   **The Board recommends a vote FOR the election of each of the foregoing director nominees.**

Independence, Skills and Experience

Independence of Directors

As required under The Nasdaq Stock Market's listing standards, a majority of the members of our Board must qualify as "independent directors," as determined by the Board. The Board and the Corporate Governance and Nominating Committee consulted with our legal counsel to confirm that the Board's determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of The Nasdaq Stock Market. Consistent with these considerations, after review of all relevant transactions and relationships between each director, or any of his or her family members, and Verisign, our executive officers, or our independent registered public accounting firm, our Board affirmatively determined on February 12, 2025 that seven out of the eight continuing members of our Board are independent directors. Our continuing independent directors are: Mr. Armstrong; Dr. Buchalter; Ms. Cote; Mr. Frist; Ms. Gorelick; Ms. McCann; and Mr. Tomlinson. Each member of the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee is an independent director. Each member of the Cybersecurity Committee other than Mr. Bidzos is an independent director. Mr. Bidzos serves as Executive Chairman, President and Chief Executive Officer and thus is not considered an independent director.

Skills and Experience

The chart below shows the range of skills and experience represented on the Board:

	BIDZOS	ARMSTRONG	BUCHALTER	COTE	FRIST	GORELICK	MCCANN	TOMLINSON
Accounting, Corporate Finance, and Capital Management	✔	✔	✔	✔	✔		✔	✔
Corporate Governance and Ethics	✔	✔	✔	✔	✔	✔	✔	✔
Executive Experience	✔	✔	✔	✔	✔	✔	✔	✔
International/Global Experience	✔	✔	✔	✔		✔	✔	
Government and Public Policy	✔		✔			✔		
Legal and Regulatory	✔	✔		✔		✔		✔
Other Public Company Board Experience	✔			✔	✔	✔	✔	✔
Risk Management	✔	✔	✔	✔	✔	✔	✔	✔
Strategic Planning and Oversight	✔	✔	✔	✔	✔	✔	✔	
Technology and Cybersecurity	✔		✔	✔		✔	✔	✔

Director Nominees

Set forth below is certain information relating to our director nominees, including details on each director nominee's specific experience, qualifications, attributes, or skills that led the Board to conclude that the person should be nominated for election as a director for another term.

D. James Bidzos

Age: **70**   Committees: **Cybersecurity**

Background

Mr. Bidzos has served as Executive Chairman since August 2009, Chief Executive Officer since August 2011, and President since April 2024. He also served as President from August 2011 to February 2020, Executive Chairman and Chief Executive Officer on an interim basis from June 2008 to August 2009, and President from June 2008 to January 2009. He served as Chairman of the Board since August 2007 and from April 1995 to December 2001. He served as Vice Chairman of the Board from December 2001 to August 2007. Mr. Bidzos served as Vice Chairman of RSA Security Inc., an internet identity and access management solution provider, from March 1999 to May 2002, and Executive Vice President from July 1996 to February 1999. Prior to that, he served as President and Chief Executive Officer of RSA Data Security, Inc. from 1986 to February 1999.

Qualifications

Mr. Bidzos is a business executive with significant expertise in the technology that is central to the Company's business. Mr. Bidzos is an internet and security industry pioneer who understands the strategic technology trends in markets that are important to the Company. Mr. Bidzos was a founder of the Company and has been either Chairman or Vice Chairman of the Company's Board since the Company's founding in April 1995, providing him with valuable insight and institutional knowledge of the Company's history and development. Mr. Bidzos has prior experience on our Compensation Committee and our Corporate Governance and Nominating Committee and as a member of many other public-company boards. Mr. Bidzos' years of board-level experience contribute important knowledge and insight to the Board. Additionally, Mr. Bidzos' executive-level experience includes many years as a Chief Executive Officer, providing him with a perspective that the Board values.

Courtney D. Armstrong INDEPENDENT

Age: **54**   Committees: **Audit and Compensation**

Background

Courtney D. Armstrong has served as a director since June 2021. Mr. Armstrong is currently Chief Operating Officer at Paramount Pictures and Filmed Entertainment Group, a film and television production and distribution company, a position he has held since March 2024. Previously, he served as President of Business Affairs and Administration from October 2021 to March 2024. From April 2014 to October 2021, Mr. Armstrong served as Executive Vice President, Worldwide Business Affairs of Warner Bros. Pictures, a film and entertainment studio, where he oversaw all day-to-day business and legal aspects of worldwide film acquisition, development, production and initial distribution for the studio, including supervising the negotiations of key deals with filmmakers and talent. He joined Warner Bros. Pictures in 2003 as a Director of Business Affairs and was promoted to Vice President in 2004 and Senior Vice President in 2007. Before joining Warner Bros. Pictures, Mr. Armstrong spent three years at Walt Disney Pictures as an attorney in the Business and Legal Affairs department of the Motion Picture Group. Prior to that, Mr. Armstrong began his career as a litigation associate on the entertainment litigation team at the Los Angeles-based law firm Paul Hastings LLP. Mr. Armstrong is a graduate of the Northwestern Pritzker School of Law and holds an M.B.A. degree from the Kellogg School of Management. He received his undergraduate degree in Mechanical Engineering from Northwestern University.

Qualifications

Mr. Armstrong is a business executive with significant expertise in business and legal matters. Mr. Armstrong's expertise as a business executive includes sales and marketing, financial management, contract negotiation, and distribution, providing him with a perspective that the Board values. Mr. Armstrong's financial and accounting skills qualify him as an audit committee financial expert.

Yehuda Ari Buchalter **INDEPENDENT**

Age: **53**   Committees: **Cybersecurity (Chair) and Corporate Governance and Nominating**

Background

Dr. Buchalter has served as a director since July 2019. Dr. Buchalter is the Chief Executive Officer of Place Exchange, Inc., a technology company in the digital advertising space, a position he has held since July 2021. From May 2017 to July 2021, Dr. Buchalter served as the Chief Executive Officer of Intersection Holdings, LLC ("Intersection"), a leading smart cities media and technology company. At Intersection, Dr. Buchalter's responsibilities included leadership of the Infosec Leadership Team, which was responsible for overseeing the company's security and risk management issues, including data security and privacy issues. From July 2008 to January 2017, Dr. Buchalter served as the Chief Operating Officer and then President of MediaMath, a leading programmatic advertising technology platform. From January 2005 to April 2008, Dr. Buchalter was a Senior Partner at the marketing consultancy and agency Rosetta, where he led the Digital Media & Technology vertical. Prior to that, Dr. Buchalter was an Associate Principal in McKinsey & Company's Media & Technology practice and a founding member of their Innovation practice. Dr. Buchalter holds a B.S. in Physics from Stanford University, a Ph.D. in Astronomy from Columbia University, and was a postdoctoral fellow in Theoretical Astrophysics at the California Institute of Technology.

Qualifications

Dr. Buchalter is a business executive with significant experience building and leading technology companies. Dr. Buchalter's expertise as a business executive includes business administration, sales and marketing, product development, engineering, and operations, providing him with a perspective that the Board values.

Kathleen A. Cote **INDEPENDENT**

Age: **76**   Committees: **Audit**

Background

Ms. Cote has served as a director since February 2008. From May 2001 to June 2003, Ms. Cote served as Chief Executive Officer of Worldport Communications, Inc., a provider of internet managed services. From September 1998 to May 2001, she served as Founder and President of Seagrass Partners, a consulting firm specializing in providing strategic planning, business, operational, and management support for startup and mid-sized technology companies. Prior to that, she served as President and Chief Executive Officer of Computervision Corporation, an international supplier of product development and data management software. Ms. Cote served as a director of Western Digital Corporation from January 2001 to November 2021. Ms. Cote holds an Honorary Doctorate from the University of Massachusetts, an M.B.A. degree from Babson College, and a B.A. degree from the University of Massachusetts, Amherst.

Qualifications

Ms. Cote is a business executive with significant expertise overseeing global companies in technology and operations in the areas of systems integration, networks, hardware, and software, including web-based applications and internet services. Ms. Cote's expertise in technology and operations is directly relevant to the Company's business. Ms. Cote's expertise as a business executive also includes sales and marketing, product development, strategic planning, and international experience, which contributes important expertise to the Board in those areas of business administration. Ms. Cote's financial and accounting skills qualify her as an audit committee financial expert. In addition to Ms. Cote's tenure as a director of the Company, Ms. Cote has served on several other boards of directors, including service on the audit and corporate governance committees of those boards as well as serving as the lead independent director, providing her with valuable board-level experience. Ms. Cote's executive-level experience includes experience as a Chief Executive Officer, providing her with a perspective that the Board values.

Thomas F. Frist III **INDEPENDENT**

Age: **57**   Committees: **Compensation (Chair) and Corporate Governance and Nominating**

Background

Mr. Frist has served as a director since December 2015. Since April 2019, Mr. Frist has served as Chairman of the Board of Directors of HCA Healthcare, Inc. where he has served as a director since 2006. Mr. Frist is the Founder and Managing Principal of Frist Capital, LLC, an investment firm based in Nashville, Tennessee, which he founded in 2002 that makes long-term equity investments in public and private companies. Prior to that, he was the managing member of FS Partners II, LLC and he worked in principal investments at Rainwater, Inc. from 1992 to 1995. Mr. Frist previously served as a director of Science Applications International Corporation from 2013 until 2017. Mr. Frist holds a B.A. degree from Princeton University and an M.B.A. degree from Harvard Business School.

Qualifications

Mr. Frist's significant directorship experience provides valuable expertise and perspective to the Board. His directorship experience includes having chaired, and served as a member of, various public company board committees. In addition to his significant experience as a public company director, Mr. Frist provides valuable experience in areas of business administration, finance, and operations, which the Board values.

Jamie S. Gorelick **INDEPENDENT**

Age: **74**   Committees: **Corporate Governance and Nominating (Chair) and Compensation**

Background

Ms. Gorelick has served as a director since January 2015. Ms. Gorelick has been a partner at Wilmer Cutler Pickering Hale and Dorr LLP, an international law firm, since July 2003. She has held numerous positions in the U.S. government, serving as Deputy Attorney General of the United States, General Counsel of the Department of Defense, Assistant to the Secretary of Energy, and a member of the bipartisan National Commission on Terrorist Threats Upon the United States. Ms. Gorelick has served as a director of Amazon.com, Inc. since February 2012 and currently serves as Lead Independent Director and is a member of its Nominating and Corporate Governance Committee. She previously served as a director of United Technologies Corporation from February 2000 to December 2014 and a director of Schlumberger Limited from April 2002 to June 2010. She holds B.A. and J.D. degrees from Harvard University.

Qualifications

Ms. Gorelick is an experienced attorney with significant expertise in legal, policy, and corporate matters. Ms. Gorelick's regulatory and policy experience is directly relevant to the Company's business. She is well-versed in critical infrastructure and national security issues and brings a valuable skill-set and wealth of government experience to the Board. Ms. Gorelick has served on several other corporate boards, a compensation committee and a nominating and corporate governance committee, and served on numerous government boards and commissions. Ms. Gorelick's experience in both the public and private sectors, combined with her experience in the corporate boardroom, provides her valuable board experience, and she offers a perspective the Board values.

Debra W. McCann **INDEPENDENT**

Age: **52**   Committees: **Audit**

Background

Ms. McCann has served as a director since October 2024. Since May 2022, Ms. McCann has served as the Executive Vice President and Chief Financial Officer of Unisys Corporation. Prior to joining Unisys, Ms. McCann spent over a decade at Dun & Bradstreet, Inc., a global provider of business decisioning data and analytics, where she held progressively senior roles from 2009 until April 2022. Her tenure there culminated in her position as Treasurer and Senior Vice President, Investor Relations and Corporate Financial Planning and Analysis. Prior to Dun & Bradstreet, Ms. McCann held leadership positions at Cegedim, a technology and services company, and AT&T, Inc., an American multinational telecommunications and technology holding company. Ms. McCann holds an M.B.A. degree from Harvard Business School. She received her undergraduate degree in Finance and International Business from Pennsylvania State University.

Qualifications

Ms. McCann is a business executive with significant expertise within large, public, multinational, technology companies. Ms. McCann's expertise as a business executive includes financial management, treasury and investor relations, providing her with a perspective that the Board values. Ms. McCann's financial and accounting skills qualify her as an audit committee financial expert.

Timothy Tomlinson **LEAD INDEPENDENT DIRECTOR**

Age: **75**   Committees: **Audit (Chair) and Cybersecurity**

Background

Mr. Tomlinson has served as a director from the Company's founding in 1995 until 2002, and again since his reappointment in November 2007. From May 2011 through December 2013, Mr. Tomlinson was a corporate lawyer employed as General Counsel of Portola Minerals Company, a producer and seller of limestone products. From May 2007 through May 2011, Mr. Tomlinson was employed as Of Counsel by the law firm Greenberg Traurig, LLP. Mr. Tomlinson was the founder and a named partner of Tomlinson Zisko LLP and practiced with this Silicon Valley law firm from 1983 until its acquisition by Greenberg Traurig, LLP in May 2007. He served as managing partner of Tomlinson Zisko LLP for multiple terms. While at Tomlinson Zisko LLP, Mr. Tomlinson and his firm served as the licensing counsel to RSA Data Security, Inc. and the Company for a wide variety of cryptographic and related cybersecurity products. Mr. Tomlinson holds a B.A. degree in Economics, a Ph.D. degree in History, an M.B.A., and a J.D. degree from Stanford University.

Qualifications

Mr. Tomlinson has significant expertise in corporate matters including finance and mergers and acquisitions and has represented clients in the technology industry for more than thirty years. Mr. Tomlinson's long-term service on our Board has provided him with valuable insight and institutional knowledge of the Company's history and development. Mr. Tomlinson's financial and accounting skills qualify him as an audit committee financial expert. He has extensive experience in corporate governance, both as a lawyer advising clients, and through serving on our committees, as well as the audit, compensation, and governance committees of other companies.

Corporate Governance

Overview

Our business is conducted by our employees, managers and officers, under the direction of our Chief Executive Officer and the oversight of the Board, to enhance the long-term value of our Company for our stockholders. Key corporate governance documents that guide our corporate governance structure and processes, including our Corporate Governance Principles and the charters of the Board's committees, are available on our Investor Relations website at https://investor.verisign.com/corporate-governance.

Board Structure and Operations

Board Leadership Structure

The Board regularly considers the appropriate leadership structure for the Board. Currently, the Company's eight-member Board is led by Chairman D. James Bidzos. Mr. Bidzos is also an officer of the Company, serving as its Executive Chairman, President and Chief Executive Officer. The independent directors of the Board appointed Timothy Tomlinson as Lead Independent Director. The Lead Independent Director: (i) presides at all meetings of the Board at which the Chairman of the Board is not present, including executive sessions of the independent directors; (ii) serves as liaison between the Chairman of the Board and the independent directors; (iii) works with the Chairman of the Board to facilitate timely and appropriate information flow to the Board; (iv) reviews and approves agendas and schedules for meetings of the Board; (v) exercises such other powers and duties as from time to time may be assigned to him or her by the Board; and (vi) meets with significant stockholders, as appropriate. In addition, the Lead Independent Director has the authority to call meetings and executive sessions of the independent directors.

The Board has determined that its current leadership structure represents an appropriate structure for the Board. In particular, this structure capitalizes on the expertise and experience of Messrs. Bidzos and Tomlinson due to their service to the Board. The structure permits Mr. Bidzos to engage in the operations of the Company in a more in-depth way as Executive Chairman and Chief Executive Officer. Lastly, the structure promotes Board independence from Management by permitting the Lead Independent Director to call and chair meetings and executive sessions of the independent directors separate and apart from the Chairman of the Board.

The Board has concluded that the Company and its stockholders are best served by not having a formal policy on whether the same individual should serve as both Chief Executive Officer and Chairman of the Board. This flexibility allows the Board to utilize its considerable experience and knowledge to elect the most appropriate director as Chairman, while maintaining the ability to separate the Chairman of the Board and Chief Executive Officer roles when necessary. This determination is made according to what the Board believes is best to provide appropriate leadership for the Board at such time.

Responsibilities of Chairman of the Board and Lead Independent Director

CHAIRMAN OF THE BOARD	✔ Presides at meetings of the Board, and, unless another person is designated, meetings of stockholders
	✔ Oversees the management, development and functioning of the Board
	✔ Plans and organizes the schedule of board meetings and establishes the agendas for Board meetings
RESPONSIBILITIES OF LEAD INDEPENDENT DIRECTOR	✔ Presides at meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors
	✔ Serves as a liaison between the Chairman and independent directors
	✔ Works with the Chairman to facilitate timely and appropriate information flow to the Board
	✔ Authorized to call meetings and executive sessions of the independent directors
	✔ Meets with significant stockholders, as appropriate
	✔ Approves agendas and schedules for meetings of the board to ensure there is sufficient time for discussion
	✔ Solicits comments and feedback from each director on the operation of the Board and its committees for areas of improvement

Board Committees

AUDIT COMMITTEE

Members

Timothy Tomlinson
 (Chairperson)
Courtney D. Armstrong
Kathleen A. Cote
Debra W. McCann

Meetings in 2024: 5

Principal Responsibilities

The Board has established an Audit Committee to:

- oversee the accounting and financial reporting processes at the Company, internal control over financial reporting, audits of the Company's financial statements, the qualifications of the Company's independent registered public accounting firm, and the performance of the Company's internal audit department and the independent registered public accounting firm;

- be responsible for the appointment (subject to stockholder ratification), compensation, and retention of the independent registered public accounting firm, which reports directly to the Audit Committee;

- oversee the Company's processes to manage business and financial risk, and compliance with significant applicable legal and regulatory requirements; and

- oversee the Company's ethics and compliance program.

Independence

Each member of the Audit Committee meets the independence criteria of The Nasdaq Stock Market's and the SEC's rules. Each Audit Committee member meets The Nasdaq Stock Market's financial knowledge requirements, and the Board has determined that the Audit Committee has at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities as required by Rule 5605(c)(2) of The Nasdaq Stock Market. Our Board has determined that each member of the Audit Committee is an "audit committee financial expert" as such term is defined in Item 407(d)(5) of Regulation S-K.

Charter

The Audit Committee operates pursuant to a written charter, which complies with the applicable provisions of the Sarbanes-Oxley Act of 2002 and related rules of the SEC and The Nasdaq Stock Market. The Audit Committee's charter is available on our Investor Relations website at https://investor.verisign.com/corporate-governance.

COMPENSATION COMMITTEE

Members

Thomas F. Frist III
(Chairperson)
Courtney D. Armstrong
Jamie S. Gorelick

Meetings in 2024: 5

Principal Responsibilities

The Board has established a Compensation Committee to:

- discharge the Board's responsibilities with respect to all forms of compensation of the Company's directors and employees, including executive officers;
- administer the Company's equity incentive plans;
- oversee the Company's overall compensation philosophy and approve and evaluate executive officer compensation arrangements, plans, policies, and programs; and
- oversee the Company's human capital matters, including a review of various workforce metrics, such as employee engagement, workforce demographics, hiring, turnover, and promotion rates.

Independence

Each Compensation Committee member has been determined to be an "independent director" under the rules of The Nasdaq Stock Market for compensation committee members and a "non-employee director" pursuant to Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Charter

The Compensation Committee operates pursuant to a written charter. The Compensation Committee's charter is available on our Investor Relations website at https://investor.verisign.com/corporate-governance.

For further information regarding the role of management and the independent compensation consultant in setting executive compensation, see "Executive Compensation—Compensation Discussion and Analysis" elsewhere in this Proxy Statement.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

Members

Jamie S. Gorelick
(Chairperson)
Yehuda Ari Buchalter
Thomas F. Frist III

Meetings in 2024: 4

Principal Responsibilities

The Board has established a Corporate Governance and Nominating Committee to:

- recruit, evaluate, and nominate candidates for appointment or election to serve as members of the Board;
- recommend nominees for committees of the Board;
- assess contributions and independence of incumbent directors;
- review and make recommendations regarding the Board's leadership structure;
- develop the Board's CEO succession planning and evaluation process and oversee succession planning for positions held by senior management;
- recommend changes to corporate governance principles and committee charters and periodically review and assess the adequacy of these documents;
- oversee the Company's Corporate Stewardship and Responsibility initiatives; and
- review annually the performance of the Board.

Independence

Each Corporate Governance and Nominating Committee member has been determined by the Board to be an "independent director" under the rules of The Nasdaq Stock Market.

Charter

The Corporate Governance and Nominating Committee operates pursuant to a written charter. The Corporate Governance and Nominating Committee's charter is available on our Investor Relations website at https://investor.verisign.com/corporate-governance.

CYBERSECURITY COMMITTEE

Members

Yehuda Ari Buchalter
   (Chairperson)
D. James Bidzos
Roger H. Moore
Timothy Tomlinson

Meetings in 2024: 4

Principal Responsibilities

The Board has established a Cybersecurity Committee to:

- assist the Board with its oversight of the Company's cybersecurity program and risks
- oversee the effectiveness of the cybersecurity program;
- review the Company's adoption and implementation of systems, controls and procedures designed to prevent, detect and respond to cyber-attacks or security breaches involving the Company;
- review the activities of management's Safety and Security Council;
- review the effectiveness of information security incident response, business continuity, and disaster recovery plans, including escalation protocols;
- review the Company's compliance with applicable global data protection and security regulations and the Company's adoption and implementation of systems, controls and procedures designed to comply with such regulations;
- review the budget and resources allocated for the cybersecurity program; and
- review the cybersecurity insurance program.

Independence

Each member of the Cybersecurity Committee other than Mr. Bidzos has been determined by the Board to be an "independent director" under the rules of The Nasdaq Stock Market.

Charter

The Cybersecurity Committee operates pursuant to a written charter. The Cybersecurity Committee's charter is available on our Investor Relations website at https://investor.verisign.com/corporate-governance.

Board Nominations and Succession Planning

In recommending candidates for election to the Board, the Corporate Governance and Nominating Committee considers the performance and qualifications of each potential nominee or candidate, not only for his or her individual strengths but also for his or her potential contribution to the Board as a group. In carrying out this responsibility, the Corporate Governance and Nominating Committee also considers additional factors, such as business experience, including international experience, personal and professional ethics, integrity and values, and expertise within industries and markets tangential or complementary to the Company's industry. Additionally, pursuant to the Corporate Governance Principles and its charter, the Corporate Governance and Nominating Committee evaluates and reviews with the Board the criteria for selecting new directors, including skills, background, perspective and other characteristics in the context of the current composition and needs of the Board and its committees.

The Corporate Governance and Nominating Committee considers candidates for director nominees proposed by directors and stockholders. The Corporate Governance and Nominating Committee may also from time to time retain one or more third-party search firms to identify suitable candidates.

If you would like to recommend to the Corporate Governance and Nominating Committee a prospective candidate, please submit the candidate's name and qualifications to: Thomas C. Indelicarto, Secretary, VeriSign, Inc., 12061 Bluemont Way, Reston, Virginia 20190.

The Corporate Governance and Nominating Committee will consider all candidates identified by the directors, the chief executive officer, stockholders, or third-party search firms through the processes described above, and will evaluate each of them, including incumbents and candidates nominated by stockholders, based on the same criteria.

Board Evaluation Process

The Corporate Governance and Nominating Committee oversees the annual performance review of the Board and its committees. Each year, the Corporate Governance and Nominating Committee determines the format for the annual performance reviews, and the Chairperson of each Board committee is responsible for leading that committee's performance review and the Lead Independent Director is responsible for leading the Board's performance review. The results of the reviews are reported to the Chairperson of the Corporate Governance and Nominating Committee, who in turn reports the results of the reviews to the entire Board. In addition to these reviews, the Lead Independent Director solicits comments and feedback from each director on the operation of the Board and the committees and areas for improvement.

Board Responsibilities

Board and Committee Meetings

2024 MEETING ACTIVITY

BOARD	COMMITTEES
6 MEETINGS	18 MEETINGS COLLECTIVELY

ATTENDANCE

During 2024, no director attended fewer than 90% of the aggregate of (i) the total number of meetings held by the Board and (ii) the total number of meetings held by all committees on which he or she served.

Board Members' Attendance at the Annual Meeting

We do not have a formal policy regarding attendance by members of the Board at our annual meetings of stockholders. One member of the Board attended our 2024 Annual Meeting of Stockholders.

Risk Oversight

The Board is actively engaged in risk oversight for the Company. Throughout the year, the Board and senior management discuss the areas of material risk to the Company. Risks are identified and evaluated quarterly as part of the Company's disclosure controls and procedures, and, if material, disclosed in our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

Our Board and its committees also engage third-party experts from time to time to help evaluate risks. For example, the Compensation Committee engages an independent compensation consultant to assist with the Company's Compensation Risk Assessment.



Board

The full Board (or the appropriate committee in the case of risks that are under the purview of a particular committee) receives reports from the appropriate member of senior management responsible for mitigating these risks within the organization to enable the Board to understand our risk identification, risk management, and risk mitigation strategies.

Committees

The Chairpersons of the relevant committees brief the full Board on the committees' oversight of risks within their purview during the committee reports portion of each regular Board meeting. This enables the Board and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships, and enables the full Board to provide input on the Company's risk assessment and risk management efforts. All of our Board members have experience with enterprise risk management.

The **Audit Committee** oversees the Company's processes to manage business and financial risk and compliance with applicable legal and regulatory requirements, including the Company's enterprise risk management program.

The **Compensation Committee** oversees the Company's risk assessment and risk management relative to the Company's compensation programs, policies, and practices and human capital management.

The **Cybersecurity Committee** assists the Board with its oversight of the Company's cybersecurity program and risks.

Risk Reporting to the Board and its Committees

The chart below shows selected areas of risk and which of the Board committees or the full Board receives regularly scheduled reports from senior management with respect to such area of risk.

RISK AREA	FULL BOARD	AUDIT COMMITTEE	COMPENSATION COMMITTEE	CYBERSECURITY COMMITTEE
Cybersecurity/Technology	●			●
Financial	●	●		
Litigation		●		
Enterprise (ERM)	●	●		
Legal and Compliance		●		
Compensation/Human Capital Management			●	
Strategic	●			

Enterprise Risk Management Program Summary

The Audit Committee oversees the ERM program and reviews ERM program activities and risks on a quarterly basis. The Board receives ERM program and risk updates annually, and as warranted, from the Chair of the Audit Committee during each Board meeting. Under our ERM program, which is based on the COSO framework, Management identifies and defines enterprise level risks and assigns each a risk rating based on an assessment scale that considers the likelihood and impact using predefined criteria. Risk ratings are reviewed quarterly, or more frequently as needed, by scoring specific risk indicators. Risk mitigation project plans are prepared for each enterprise risk under the purview of risk owners and executive sponsors. Progress against such plans is reviewed and recorded. In addition, Management maintains a comprehensive risk inventory containing potential risks that are scored by the executive team using an internally developed risk assessment tool. The results from this scoring are reviewed with executive leadership to determine trends or emerging enterprise-level risks. Our ERM program is established by a corporate policy and program charter and is periodically reviewed by our internal audit team.

Management Succession Planning

The Board recognizes the importance of the effectiveness of the Company's executive leaders for the Company's success, and the Board is actively engaged in executive succession planning. The Board has delegated to the Corporate Governance and Nominating Committee responsibility for reviewing and assessing the management development and succession planning process for senior management. As part of the succession planning process, the Corporate Governance and Nominating Committee works closely with our Management, including our Senior Vice President, Chief Human Resources Officer, to identify succession candidates for senior management other than the Executive Chairman, President and Chief Executive Officer. Although the Board retains responsibility for identifying succession candidates for the Executive Chairman, President and Chief Executive Officer, the Corporate Governance and Nominating Committee is charged with developing the processes to identify succession candidates.

Ethics and Compliance Oversight

As part of our commitment to Verisign's mission and values, we are focused on promoting a culture of ethics and compliance. Our Code of Conduct, which is applicable to directors, executive officers, and employees, represents our values and outlines our approach to ethical conduct and compliance with legal and regulatory requirements, including non-retaliation, anti-corruption, and other similar areas. We have a designated Compliance Officer, who is responsible for implementing and maintaining our ethics and compliance program. The Board oversees our ethics and compliance program (including our Verisign Ethics and Compliance Helpline) primarily through the Audit Committee, which receives quarterly updates from the Compliance Officer and regularly discusses with Management the program and its effectiveness.

Corporate Stewardship and Responsibility

Stewardship is at the core of our mission and values. Just as we serve as stewards of the internet and our business -– upon which billions of internet users depend -– we are also committed to our people and to the communities where we live and work. We focus our actions and resources on key priority areas. The Board has overall oversight of these activities while the Corporate Governance and Nominating Committee exercises general oversight with specified priority areas overseen by other committees. For more information, please visit the Corporate Stewardship and Responsibility section of our webpage at https:// investor.verisign.com/stewardship.

Other Governance and Ethics Policies and Practices

Code of Conduct

We adopted a written Code of Conduct, which is posted on our Investor Relations website under "Ethics and Business Conduct" at https://investor.verisign.com/corporate-governance. The Code of Conduct applies to all of our directors, officers, and employees, including our principal executive officer, principal financial officer, and other senior accounting officers.

We intend to satisfy any disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the Code of Conduct, to the extent applicable to the principal executive officer, principal financial officer, or other senior accounting officers, by posting such information on our Investor Relations website within four business days under "Ethics and Business Conduct" at https://investor.verisign.com/corporate-governance.

Transactions with Related Persons

Policies and Procedures with Respect to Transactions with Related Persons

Our Audit Committee has approved a written *Policy for Entering into Transactions with Related Persons* (the "Related Person Transaction Policy"), which sets forth the requirements for review, approval, or ratification of transactions between our Company and "related persons," as such term is defined under Item 404 of Regulation S-K.

The Related Person Transaction Policy requires the Audit Committee to review, approve, or ratify the terms of any transaction, arrangement, or relationship or series of similar transactions, arrangements, or relationships (including any indebtedness or guarantee of indebtedness) in which (i) Verisign was or is to be a participant, (ii) the amount involved exceeds $120,000, and (iii) a related person has or will have a direct or indirect material interest ("Related Person Transaction"), except for those transactions, arrangements, or relationships specifically listed in the Related Person Transaction Policy as not requiring approval or ratification by the Audit Committee. In determining whether to approve or ratify a Related Person Transaction, the Audit Committee is required to take into account, among other factors it deems appropriate, whether the Related Person Transaction terms are no more favorable to the related person than terms generally available to an unaffiliated third-party under the same or similar circumstances and the materiality of the related person's direct or indirect interest in the transaction. A related person who has a relationship with a company that engages in a transaction with Verisign is not deemed to have an indirect material interest in that transaction where the person's only relationship is as a director or beneficial owner of less than 10% of that company's equity interests.

The Related Person Transaction Policy requires prior approval of the Audit Committee for the following Related Person Transactions:

- Any Related Person Transaction to which a related person is a named party to the underlying agreement or arrangement, provided that certain agreements or arrangements between Verisign and a related person concerning employment and any compensation solely resulting from employment or concerning compensation as a member of the Board that have, in each case, been entered into or approved in accordance with policies of Verisign is not subject to prior approval of the Audit Committee;

- Any Related Person Transaction involving an indirect material interest of a related person where the terms of the agreement or arrangement are not negotiated on an arm's length basis or where the Related Person Transaction is not a transaction in the ordinary course of business; and

- Any Related Person Transaction where the total transaction value exceeds $1,000,000.

On a quarterly basis, the Audit Committee is required to review and, if determined by the Audit Committee to be appropriate, ratify any Related Person Transactions not requiring prior approval of the Audit Committee under the Related Person Transaction Policy.

In the event that Verisign proposes to enter into a transaction with a related person who is a member of the Audit Committee or an immediate family member of a member of the Audit Committee, prior approval by a majority of the disinterested members of the Board is required. No Audit Committee member nor his or her immediate family member, who is a party to a proposed transaction, may participate in any discussion or approval of such transaction, except to provide all material information concerning the Related Person Transaction.

The following Related Person Transactions do not require approval or ratification by the Audit Committee:

• Payment of compensation to executive officers in connection with their employment with Verisign, provided that the compensation has been approved in accordance with policies of Verisign.

• Remuneration to directors in connection with their service on the Board, provided that the remuneration has been approved in accordance with policies of Verisign.

• Reimbursement of expenses incurred in exercising duties as an officer or director of Verisign, provided that the reimbursement has been approved in accordance with policies of Verisign.

• Any transaction with a related person involving services as a bank depository of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.

• Any transaction involving a related person where the rates or charges involved are determined by competitive bids, or the transaction involves the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority.

• Any transaction where the related person's interest arises solely from the ownership of Verisign's common stock and all holders of Verisign's common stock received the same benefit on a pro rata basis (e.g., dividends).

There are no transactions required to be reported under Item 404(a) of Regulation S-K where the Related Person Transaction Policy did not require review, approval or ratification, or where the Related Person Transaction Policy was not followed, since January 1, 2024.

Certain Relationships and Related Transactions

Since January 1, 2024, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we or any of our subsidiaries are or were to be a party in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer or beneficial holder of more than 5% of the common stock of Verisign or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

Communicating with the Board

Any stockholder who desires to contact the Board may do so electronically by sending an email to bod@verisign.com. Alternatively, a stockholder may contact the Board by writing to: Board of Directors, VeriSign, Inc., 12061 Bluemont Way, Reston, Virginia 20190, Attention: Secretary. Communications received electronically or in writing are distributed to the Chairman of the Board or other members of the Board, as appropriate, depending on the facts and circumstances outlined in the communication received.

Proposal No. 2

Advisory Vote to Approve Executive Compensation

As required by Section 14A of the Exchange Act and related SEC rules, we are seeking an advisory stockholder vote to approve the compensation of our named executive officers for 2024 as disclosed under SEC rules, including the Compensation Discussion and Analysis section, the compensation tables and related material included in this Proxy Statement. The stockholder vote approving executive compensation is advisory only, and the result of the vote is not binding upon the Company or the Board. Although the resolution is non-binding, the Board and the Compensation Committee will consider the outcome of the advisory vote when making future compensation decisions. In 2023, the majority of our stockholders voted in favor of holding a non-binding stockholder advisory vote to approve executive compensation on an annual basis and, in consideration of the outcome of that vote, the Board has determined to hold such an advisory vote each year. Following the Annual Meeting, the next non-binding stockholder advisory vote to approve executive compensation is expected to occur at the 2026 Annual Meeting of Stockholders.

Our executive compensation program and compensation paid to our named executive officers are described elsewhere in this Proxy Statement. The Compensation Committee oversees the program and compensation awarded, adopts changes to the program, and awards compensation as appropriate to reflect the Company's circumstances and to promote the main objectives of the program.

This proposal allows our stockholders to express their opinions regarding the decisions of the Compensation Committee on the prior year's annual compensation to our named executive officers. You may vote for or against the following resolution, or you may abstain.

RESOLVED, that the stockholders of VeriSign, Inc. approve, on a non-binding, advisory basis, the compensation of VeriSign, Inc.'s named executive officers as disclosed in the Proxy Statement for VeriSign, Inc.'s 2025 Annual Meeting of Stockholders pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the executive compensation tables, and related disclosures.

 **FOR**   **The Board recommends a vote FOR the foregoing resolution.**

Executive Compensation

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") provides comprehensive information about our executive compensation program for our 2024 named executive officers (our "NEOs") and provides context for the decisions underlying the compensation reported in this Proxy Statement. Our 2024 NEOs are listed below.

D. James Bidzos	**Todd B. Strubbe**	**George E. Kilguss, III**	**Danny R. McPherson**	**Thomas C. Indelicarto**
Executive Chairman, President and Chief Executive Officer	Former President and Chief Operating Officer	Executive Vice President and Chief Financial Officer	Executive Vice President, Engineering, Operations, and Chief Security Officer	Executive Vice President, General Counsel and Secretary

On February 10, 2025, George E. Kilguss III, Executive Vice President and Chief Financial Officer informed the Board of his intention to retire, effective May 31, 2025.

Todd B. Strubbe, President and Chief Operating Officer, retired effective April 5, 2024. Mr. Strubbe served as the Company's Chief Operating Officer since April 2015 and President since February 2020. The Board elected D. James Bidzos to resume the office of President, which he previously held from August 2011 to February 2020, effective April 5, 2024.

The sections below describe the material elements of our executive compensation program for 2024, including how we have set compensation and have aligned pay to performance. We refer to our NEOs and Senior Vice Presidents, collectively as our "executives."

Compensation Philosophy and Objectives

Our executive compensation program is designed to attract and retain the executive talent we need to maintain our high performance standards and grow our business for the future. Our philosophy is to provide a mix of compensation that motivates our NEOs to achieve our short and long-term performance goals, and we believe the achievement of these goals will create value for our stockholders.

Our executive compensation program is designed with the following objectives and program elements:

OBJECTIVE	PROGRAM ELEMENT
Attract and retain talented executives	Provide a competitive level of total target compensation (base salary, bonus, and long-term incentive).
Promote a pay for performance philosophy based on both Company performance and individual contributions	Provide a compensation program that emphasizes incentives that are tied to annual and long-term financial and strategic goals. In addition, we may modify NEOs' annual incentive bonus up (subject to specified limitations) or down based on individual performance to more closely align NEOs' compensation with their contributions.
Align the interests of our executives with our stockholders	Provide a significant portion of compensation aligned to the long-term value of our stock, including performance-based stock awards with vesting measured in part based on Total Shareholder Return ("TSR"). In addition, require NEOs to meet stock ownership guidelines and maintain compliance with stock ownership guidelines until six months after termination of employment.

Other key features of our current executive compensation program:

- No employment contracts.
- Change in control agreements contain a double trigger and do not provide for tax gross-ups.
- No special pension plans, special retirement plans, or other significant perquisites for NEOs.
- Same benefit programs as all other employees.
- A clawback policy applicable to our Section 16 Officers that provides for the recoupment of certain incentive compensation (both annual and long-term incentives) in the event of an accounting restatement.
- Forfeiture provisions in our equity awards such that unvested awards are generally forfeited upon a termination of employment (subject to limited exceptions for death, disability, and certain terminations related to a change in control).
- An insider trading policy that prohibits any employee or director from shorting, hedging, or pledging our stock.

Pay and Performance Relationship

It is important that our NEOs are motivated to achieve, and rewarded for achieving, objectives that provide long-term benefits to our stockholders. We have designed our executive compensation program so that a significant amount of each NEO's compensation is tied to our stockholders' long-term interests. The charts below illustrate our emphasis on performance-based compensation.



EXECUTIVE CHAIRMAN AND CEO PAY MIX AT TARGET

Base Salary 7%
Target Bonus 10%
LTI Grant Value 83%

Total Performance-Based Compensation[1] = 93%



AVERAGE NEOs EXCLUDING CEO PAY MIX AT TARGET

Base Salary 12%
Target Bonus 12%
LTI Grant Value 76%

Total Average Performance-Based Compensation[1] = 88%

[1] Performance-Based Compensation = 2024 Annual Target Bonus + 2024 Long-Term Incentive, valued as of the date of the grant.

Results of 2024 Say on Pay Vote

When the Compensation Committee set compensation amounts for 2025, it considered the results of the 2024 stockholder advisory vote on our executive compensation program. At our 2024 Annual Meeting of Stockholders, our stockholders indicated strong support of our executive compensation program, with over 94% of the votes cast in favor of our executive compensation program. In light of this strong support and based on our review of our program's market competitiveness and alignment with best practices, the Compensation Committee made no significant changes to our overall approach to executive compensation for 2024 and 2025.



>94%

**Voted in Favor of our Executive Compensation Program
at our 2024 Annual Meeting of Stockholders**

Elements of Our Executive Compensation Program

Our executive compensation program is made up of three main elements: base salary, annual incentive bonus, and long-term incentive compensation. The chart below shows our objectives for each element of compensation and the factors we use to determine compensation amounts. For each element of compensation, the Compensation Committee considers our peer group and relevant survey data as well as guidance from the Compensation Committee's independent compensation consultant before determining compensation amounts.

ELEMENT	OBJECTIVE	FACTORS
Base Salary	Provide a guaranteed level of fixed annual income to attract and retain executive talent. Increases are not automatic or guaranteed.	• Job responsibilities and scope • Experience • Individual contributions • Internal pay alignment and peer and industry benchmarking
Annual Incentive Bonus	Provide a reward for achieving individual goals and the Company's financial and strategic goals.	• Company performance • Individual performance • Internal pay alignment and peer and industry benchmarking
Long-Term Incentive Compensation	Provide an award that both serves a retention purpose and incentivizes executives to manage the Company from the perspective of a long-term stockholder.	• Importance of the NEO to Company performance • Individual contributions • Future potential of the NEO • Value of NEO's vested and unvested outstanding equity awards • Internal pay alignment and peer and industry benchmarking

Our Process for Setting Compensation

Role of the Compensation Committee

The Compensation Committee oversees our compensation and benefit programs, approves NEOs' compensation, and sets the policies that govern compensation of our NEOs and other employees. The Compensation Committee annually:

- Reviews and makes changes as appropriate to the peer group used to benchmark competitive compensation levels for our NEOs;
- Reviews the reports provided from its compensation consultant as described below in the section titled *Role of Independent Compensation Consultant*;
- Examines a summary of compensation data of our peer group and reviews broader compensation survey data for technology companies that we believe are comparable to the Company in industry and financial metrics;
- Reviews and approves elements of NEO compensation for market competitiveness and alignment with Company goals;
- Reviews stockholder dilution and burn rate in making equity compensation decisions;
- Sets performance goals for our annual incentive bonus and long-term incentive compensation programs;
- Reviews a tally sheet for every NEO detailing the NEO's entire compensation and benefits package and earnings potential from unvested equity awards;
- Reviews the competitiveness of our NEOs' base salaries, annual incentive bonus targets, and long-term incentive compensation targets (element by element and in aggregate) by comparing our program to a peer group of publicly-traded, technology companies that we view as representative of our competitors for executive talent;
- Reviews the comprehensive risk assessment of the Company's incentive plans and arrangements;
- Reviews the Company's human capital management practices as well as employee health and safety matters;
- Determines the CEO's base salary, annual incentive bonus, and equity awards based on its review of the data described above, the Board's assessment of the individual performance of the CEO during the year, and the compensation consultant's report and recommendations; and
- Determines each of the other NEO's base salary, annual incentive bonus, and equity awards based on its review of the data described above and the CEO's assessment of the individual performance of the NEO during the year.

Role of Management

The CEO annually reviews the peer group compensation data, comparable industry survey data, the tally sheet data, and the performance of each of the other NEOs and makes recommendations to the Compensation Committee for base salary adjustments, annual incentive bonuses, and equity awards for each of the other NEOs.

Role of Independent Compensation Consultant

The Compensation Committee has engaged Frederic W. Cook & Co., Inc. ("FW Cook") as its independent compensation consultant to assist it in evaluating and analyzing the Company's executive compensation program. FW Cook provides guidance and recommendations to the Compensation Committee and advises on various topics, including the following:

- Analyzes the annual compensation of each NEO, including the CEO, based on comparisons to the Company's peer group and comparable industry survey data, including in both cases target and actual total compensation.

- Advises the Compensation Committee on the appropriateness of Management's recommendations for any changes, other than the CEO's, to the executives' compensation;

- Reviews the CEO's compensation and the design of the CEO's compensation program and provides recommendations for changes;

- Reviews the Company's peer group annually and provides recommendations for changes;

- Advises the Compensation Committee on best practices related to oversight and design of the Company's executive compensation program;

- Reviews compensation design recommendations from the Company's Management and provides recommendations to the Compensation Committee on the impact of those recommendations;

- Reviews the Company's equity compensation philosophy and incentive design;

- Reviews the impact of regulatory changes on our NEOs' and non-employee directors' compensation;

- Reviews our risk assessment of the Company's incentive plans and programs;

- Reviews our NEOs' compensation disclosures;

- Reviews non-employee director compensation; and

- Reviews the Company's change in control agreements.

In October 2024, the Compensation Committee reviewed FW Cook's performance, and in December 2024, the Compensation Committee assessed FW Cook's independence against the independence factors set forth in the applicable Nasdaq rules. The Compensation Committee determined that FW Cook was independent and reengaged FW Cook for 2025. FW Cook performs no other services for the Company, and its services for the Compensation Committee do not raise any conflicts of interest.

Peer Group

Each year, the Compensation Committee reviews the Company's peer group with the assistance of its compensation consultant and makes changes as appropriate. In making 2024 compensation decisions, the peer group consisted of the following companies:

Akamai Technologies	F5, Inc.	Jack Henry
ANSYS	Factset Research Systems	Paychex
Autodesk	Fiserv	Roper Technologies
Broadridge Financial	Fortinet	Synopsys
Cadence Design Systems	Global Payments	Teradata
Corpay (formerly known as FLEETCOR)	Intuit	Verisk Analytics
Equinix		

At the time the Compensation Committee determined the 2024 peer group, Verisign's revenue, operating income before depreciation and amortization ("Adjusted Operating Income"), and market capitalization as compared to our 2024 peer group were as follows: first quartile for revenue, second quartile for Adjusted Operating Income, and second quartile for market capitalization.

In October 2024, as part of its annual review of our peer group, the compensation consultant provided the Compensation Committee with an evaluation of, and recommendation for, our peer group based on revenue, market capitalization, free cash flow yield, Adjusted Operating Income growth, use of dividends or buybacks, inclusion in the S&P 500 index and their industry. Based on this review, the Compensation Committee approved the removal of two peer companies, Intuit and Fiserv, due to their relative revenue and market capitalization. The Compensation Committee also approved the addition of GoDaddy as a peer resulting in an 18 company peer group to be used in setting 2025 compensation.

Base Salary

Based on the review described above under the "Role of the Compensation Committee," the Compensation Committee approved no adjustments to our NEOs' salaries as summarized in the chart below. No changes were made to NEO salaries as they remained aligned both internally and externally with peer group market data.

NAME	2023 BASE SALARY	2024 BASE SALARY
D. James Bidzos	$950,000	$950,000
Todd B. Strubbe	$590,000	$590,000
George E. Kilguss, III	$555,000	$555,000
Danny R. McPherson	$555,000	$555,000
Thomas C. Indelicarto	$555,000	$555,000

Annual Incentive Bonus

Our NEOs participate in the Verisign Performance Plan ("VPP"), which is a cash-based annual bonus plan. VPP bonuses are based on the Company's achievement of financial goals established by the Compensation Committee in advance, as well as individual performance. The Compensation Committee determines the target annual incentive opportunity for each of our NEOs based on a comparison to our peer group and FW Cook's executive compensation report. For 2024, the Compensation Committee approved the following VPP bonus targets as a percentage of base salary for our NEOs:

NEOS	2024 BONUS TARGET AS A % OF BASE SALARY
D. James Bidzos	150%
Todd B. Strubbe	100%
George E. Kilguss, III	100%
Danny R. McPherson	100%
Thomas Indelicarto	100%

No adjustments were made to NEO bonus targets as they remained aligned both internally and externally with peer group market data.

The Compensation Committee approves the actual annual incentive award payments for our NEOs after reviewing the Company's and the individual's performance. The Company's performance determines the initial level of funding for the annual incentive bonus pool. The Compensation Committee then considers, and approves or amends as appropriate, the CEO's recommendations for modifying any individual award above or below that level of funding based on an assessment of each NEO's performance, and the Board's assessment of the CEO's performance. All annual bonus awards are subject to a maximum of 175% of the NEO's target bonus under the VPP.

The Company's performance goals for the 2024 VPP were approved by the Compensation Committee in December 2023 and were based on two financial measures, weighted equally: (i) revenue and (ii) operating margin. The Company's 2024 performance must have equaled or exceeded 98% of the established target for either revenue or operating margin before any funding of the bonus pool may occur. The table below illustrates different achievement levels for funding of the 2024 VPP bonus pool (threshold, target, and maximum) for each of these financial measures. The table also illustrates adjusted actual revenue and operating margin achieved for 2024 and the corresponding funding levels that resulted in an 96.3% funding for the 2024 VPP bonus pool.



METRIC	THRESHOLD (12.5% Funding)	TARGET (50% Funding)	MAXIMUM (87.5% Funding)	ACTUAL FUNDING
Revenue (in millions)	$1,535.9	Actual: $1,557.4 $1,567.3	$1,653.5	38.2%
Operating Margin	65.5%	Actual: 67.9% 66.9%	70.6%	58.1%
Total Funding				96.3%

The chart below indicates the Compensation Committee's approved annual incentive bonus award for each NEO under the 2024 VPP. All of our NEOs received a bonus payment at the funding multiplier level with no further adjustment.

			2024 ACTUAL BONUS PAYMENT		
NAME	2024 BASE SALARY	BONUS TARGET AS A % OF BASE SALARY	FUNDING MULTIPLIER AS A % OF TARGET	ACTUAL PAYOUT AS A % OF TARGET	ACTUAL PAYOUT AMOUNT
D. James Bidzos	$950,000	150%	96.3 %	96.3 %	$1,372,275
Todd B. Strubbe	$590,000	100%	—	—	—
George E. Kilguss, III	$555,000	100%	96.3 %	96.3 %	$534,465
Danny R. McPherson	$555,000	100%	96.3 %	96.3 %	$534,465
Thomas C. Indelicarto	$555,000	100%	96.3 %	96.3 %	$534,465

Note: Mr. Strubbe retired from the company in April 2024, and as such, he did not receive a bonus under the 2024 VPP.

Long-Term Incentive Compensation

Equity-based grants are a key element of our total compensation program, and we issue them in accordance with our Amended and Restated VeriSign, Inc. 2006 Equity Incentive Plan (the "2006 Plan"). Consistent with our compensation philosophy, we believe it is important that these awards have a performance component and that they are based in part on TSR. Individual target award amounts are based on several factors including competitiveness as determined by data provided by our compensation consultant, job responsibilities, individual contributions, and the future potential of the NEO.

In 2024, the Compensation Committee granted (i) a long-term equity award to Mr. Bidzos consisting of 60% performance-based restricted stock units ("PSUs") and 40% time-based restricted stock units ("RSUs") and (ii) long-term equity awards to our other NEOs consisting of 50% PSUs and 50% RSUs. The RSUs provide strong retention value for our executive talent as they vest ratably over four years (25% on the first anniversary of the grant date and 6.25% on each quarterly anniversary thereafter), subject to continued employment. They are also directly linked to changes in stockholder value as their value goes up or down in connection with Verisign's stock price. The performance metrics associated with the 2024 PSUs consist of two measures, each measured over a three-year performance period from January 1, 2024 through December 31, 2026. These measures are: (i) compound annual growth rate ("CAGR") of the Company's operating income and (ii) TSR of Verisign compared to the TSR of the S&P 500 Index. The number of PSUs earned may range from 75% to 150% of the target award based on CAGR of operating income for the performance period, but no more than 100% of the target may be earned unless the TSR of Verisign equals or outperforms the TSR of the S&P 500 Index for the performance period. In 2024, the payout range was refined, shifting from a broader 50%–200% span to a more focused 75%–150% range. We believe that these performance metrics coincide with the interests of our stockholders, create a long-term performance focus, and complement the performance metrics underlying the Company's short term annual cash incentive plan. Cliff vesting after the three-year performance period of the 2024 PSUs supports long-term alignment with shareholder value and provides strong retention of the Company's NEOs.

The Compensation Committee granted equity awards on the basis described above to our NEOs on February 12, 2024 at its regularly scheduled meeting. Before determining the number of PSUs and RSUs to be granted to each NEO, the Compensation Committee determined the total dollar value of the target awards it wished to make to each NEO. The target number of PSUs granted to each of our NEOs was determined by dividing the total dollar value of the target award by the closing stock price on the date of grant rounded down to the nearest whole number of shares.

Executive Compensation

The chart below shows the equity awards granted to each NEO in February 2024:

	2024 EQUITY GRANTS			
NAME	TOTAL MARKET VALUE OF EQUITY GRANT[1]	GRANT DATE FAIR VALUE PER SHARE	TIME-BASED RSUs GRANTED[2]	TARGET PSUs GRANTED[3]
D. James Bidzos	$11,732,383	$195.84	23,963	35,945
Todd B. Strubbe[4]	$3,499,661	$195.84	8,935	8,935
George E. Kilguss, III	$3,501,619	$195.84	8,940	8,940
Danny R. McPherson	$3,501,619	$195.84	8,940	8,940
Thomas C. Indelicarto	$3,501,619	$195.84	8,940	8,940

[1] The total market value of the equity award is the combined value of RSUs and PSUs based on the grant date fair value per share.

[2] 25% vested on February 15, 2025, and the remainder vests ratably, 6.25% each quarter for three years thereafter.

[3] The number of target PSUs granted represents shares that would be earned based on achievement at 100% of target. The performance period is January 1, 2024 through December 31, 2026. Vesting occurs after the performance achievement has been certified by the Compensation Committee and the Company has received an unqualified signed opinion on the Company's financial statements for the year ending December 31, 2026 from its independent registered public accounting firm.

[4] Mr. Strubbe's equity awards were forfeited upon his retirement in April 2024.

Vesting of PSUs Granted in 2022

In February 2022, the Compensation Committee granted PSUs with a performance period of January 1, 2022 through December 31, 2024 to our NEOs. The number of PSUs that could be earned ranged from 50% to 200% of the target award based on CAGR of operating income for the performance period, but no more than 100% of target could be earned unless the TSR of Verisign equaled or outperformed the TSR of the S&P 500 Index for the performance period. The threshold for the CAGR of operating income was 5.0% to earn 50% of the PSUs granted. In order to receive an award of 100% of the PSUs granted, attainment of 9.0% CAGR of operating income was necessary. Attainment of at least 13.0% CAGR of operating income was required to earn 200% of the PSUs granted. In February 2025, the Compensation Committee reviewed the Company's performance against the performance goals for these PSUs. The CAGR of operating income for the performance period was 6.9% compared to the target of 9.0%. This resulted in a calculated achievement of 74% of target. The chart below shows the number of PSUs that were determined to be earned and vested in February 2025 based on achievement of the performance goals for the performance period.

NAME	TOTAL PSUs GRANTED IN 2022	GOAL ACHIEVEMENT	ACTUAL PSUs EARNED AND VESTED IN FEBRUARY 2025
D. James Bidzos	25,285	74%	18,710
George E. Kilguss, III	6,555	74%	4,850
Danny R. McPherson[1]	6,566	74%	4,858
Thomas C. Indelicarto	5,619	74%	4,158

[1] Mr. McPherson also received a grant on April 25, 2022 subject to the same metrics and performance period noted above. 5,619 shares were granted in February 2022 and 947 additional shares were granted in April 2022. The Actual PSUs earned and vested in February 2025 are a combination of these two grants with the goal achievement of 74%.

Note: Mr. Strubbe retired from the Company in April 2024, and as such, his 2022 PSUs were forfeited.

Other Features of our Executive Compensation Program

Recovery of Incentive Compensation

Effective October 2, 2023, we modified our compensation recoupment policy such that it now is intended to comply with the requirements of Nasdaq Listing Standard 5608 implementing Rule 10D-1 under the Securities Exchange Act of 1934. In the event the Company is required to prepare an accounting restatement of the Company's financial statements due to material non-compliance with any financial reporting requirement under the federal securities laws, the Company will recover, on a reasonably prompt basis, the excess incentive-based compensation received by any covered executive, including the NEOs, during the prior three fiscal years that exceeds the amount that the covered executive otherwise would have received had the incentive-based compensation been determined based on the restated financial statements.

Equity Award Practices

The Compensation Committee approves all equity awards granted to our NEOs, the aggregate annual equity pool for all employees, employee grant guidelines, and all equity awards granted to eligible employees during the annual grant process, which generally takes place in February. A separate grant committee makes equity awards to non-executives at times other than the annual grant process. Our equity compensation programs do not currently include annual or periodic stock option awards.

During 2024, the Company did not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

Benefits

We generally do not provide our NEOs with any benefits other than those provided to all of our other U.S.-based employees. All of our U.S.-based employees are eligible for medical, dental and vision insurance, life insurance, short and long-term disability, paid time off, an employee stock purchase plan, and a qualified 401(k) salary deferral plan. None of our NEOs are eligible to participate in any defined pension plans or non-qualified defined compensation plans.

Severance or Employment Agreements

We generally do not enter into severance or employment agreements with our NEOs (except as described below), nor do we provide severance or other benefits following voluntary termination. However, the Compensation Committee may determine in special circumstances that providing such severance payments or benefits or entering into employment agreements is necessary to attract an NEO or for other business considerations.

Change in Control and Retention Agreements

We have entered into change in control and retention agreements with our NEOs. These agreements provide for change in control severance benefits and payments in the event the NEO's employment is terminated in connection with a change in control of the Company. These agreements are "double trigger" agreements which means the NEOs will only be eligible for payments under the agreements if both a change in control of the Company occurs and the NEO's employment is terminated without cause (or by the NEO for good reason) within 24 months of the change in control.

The Compensation Committee believes these agreements are necessary to attract and retain executive talent and to remove any potential conflicts of interests of our NEOs when making decisions related to potentially beneficial corporate transactions. The Compensation Committee periodically reviews the provisions of these agreements with its compensation consultant and makes adjustments as necessary to encourage alignment of NEOs' interests with stockholders' interests. The compensation consultant advised the Compensation Committee that the agreements were consistent with best practices, which include double trigger benefits, severance multiples less than or equal to 2x base salary and target bonus, and no tax-gross up provision. Based on the compensation consultant's analysis and the Compensation Committee's review, no changes were made to the benefits provided under the agreements in 2024. The CEO's change in control agreement provides for a severance payment of 2x base salary and a bonus payment of 2x target bonus plus the cash equivalent of two years of continuation of health benefits if he participates in the Company's health plans as of the date of his termination. The other terms of his change in control agreement are the same as the other NEOs. Additional details about these agreements, including potential payments, may be found in the "Potential Payments Upon Termination or Change in Control" section and the "Termination and Change in Control Benefit Estimates as of December 31, 2024" table below in this Proxy Statement.

Risk Assessment

In 2024, we performed a comprehensive assessment of our compensation policies and program design to determine whether risks arising under them would be reasonably likely to have a material adverse effect on the Company. The Compensation Committee reviewed Management's risk assessment, which considered each element of our compensation programs and policies. Management's risk assessment (which included input from FW Cook) determined that none of our compensation policies and programs creates a risk that is reasonably likely to have a material adverse effect on the Company.

Compensation Committee Report

The Compensation Committee has reviewed the Compensation Discussion and Analysis included in this Proxy Statement. Based on the review, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

This report is submitted by the Compensation Committee

Thomas F. Frist III (Chairperson)
Courtney D. Armstrong
Jamie S. Gorelick

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee during 2024 were Thomas F. Frist III, Courtney D. Armstrong, Jamie S. Gorelick, and Timothy Tomlinson. All of the members of the Compensation Committee during 2024 were independent directors, and none of the members of the Compensation Committee during 2024 were employees or officers or former officers of Verisign during the prior three years, as required for director independence under the applicable Nasdaq rules. No Executive Officer of Verisign has served on the Compensation Committee (or other board committee performing equivalent functions, if any) or the board of directors of another entity, one of whose executive officers served as a member of the Compensation Committee of Verisign during 2024; and no Executive Officer of Verisign has served on the Compensation Committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a member of our Board during 2024.

Executive Compensation Tables

Summary Compensation Table

The following table sets forth certain summary information concerning the compensation of our NEOs for 2024, 2023, and 2022.

NAMED EXECUTIVE OFFICER AND PRINCIPAL POSITION	YEAR	SALARY ($)[1]	STOCK AWARDS ($)[2]	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)[3]	ALL OTHER COMPENSATION ($)[4][5]	TOTAL ($)
D. James Bidzos	2024	950,000	11,732,383	1,372,275	720	14,055,378
Executive Chairman, President and	2023	950,000	9,999,781	1,265,400	30,720	12,245,901
Chief Executive Officer	2022	946,154	8,999,846	1,332,375	720	11,279,095
Todd B. Strubbe [6]	2024	234,057	3,499,661	—	10,605	3,744,323
Former President and Chief	2023	590,000	3,499,583	523,920	11,970	4,625,473
Operating Officer	2022	587,692	3,499,821	551,650	10,970	4,650,133
George E. Kilguss, III	2024	555,000	3,501,619	534,465	12,220	4,603,304
Executive Vice President,	2023	554,231	3,199,862	492,840	11,970	4,258,903
Chief Financial Officer	2022	546,923	2,799,772	488,538	10,970	3,846,203
Danny R. McPherson	2024	555,000	3,501,619	534,465	12,220	4,603,304
Executive Vice President,	2023	554,231	3,199,862	492,840	11,970	4,258,903
Technology and Chief Security Officer	2022	529,039	2,799,943	488,538	10,970	3,828,490
Thomas C. Indelicarto	2024	555,000	3,501,619	534,465	720	4,591,804
Executive Vice President,	2023	548,846	3,199,862	492,840	720	4,242,268
General Counsel and Secretary	2022	512,692	2,399,987	457,449	720	3,370,848

[1] Includes, where applicable, amounts electively contributed by each NEO to our 401(k) Plan. The amounts reported represent base salaries paid to each of the NEOs for the applicable fiscal year. Annual base salary for U.S. salaried employees is paid on a bi-weekly schedule over 26 pay periods.

[2] Amounts shown represent the aggregate grant date fair value, which is based on the closing share price on the date of the grant. Amounts for PSUs, which are subject to performance and market conditions, are based upon the probable outcome of the performance conditions as of the grant date of the award (i.e., the CAGR of operating income for the performance period). Amounts shown for 2024 include the following for PSUs: Mr. Bidzos, $7,039,469; Mr. Strubbe, $1,749,830; Mr. Kilguss, $1,750,810; Mr. McPherson $1,750,810; and Mr. Indelicarto, $1,750,810. The value for PSUs granted in 2024, at the maximum achievement level (i.e., 150% payout) would be the following: Mr. Bidzos, $10,559,203; Mr. Strubbe $2,624,746; Mr. Kilguss, $2,626,214; Mr. McPherson $2,626,214; and Mr. Indelicarto, $2,626,214. Amounts reported here may differ from the sum of amounts reported elsewhere in this document due to rounding.

[3] Amounts shown are for non-equity incentive plan compensation earned during the year indicated but paid in the following year, which for 2024 reflects the annual incentive bonuses earned under the 2024 VPP.

[4] Amounts in "All Other Compensation" for 2024 include, where applicable, matching contributions made by the Company to the VeriSign, Inc. 401(k) Plan, life insurance payments and accidental death and dismemberment insurance payments.

[5] The Compensation Committee approved a fee payment of $30,000 in 2023 on behalf of Mr. Bidzos in connection with a pre-acquisition notification filing under the Hart-Scott-Rodino Act.

[6] Mr. Strubbe retired from the company in April 2024, and as such, he did not receive a bonus under the 2024 VPP. His unvested stock awards were forfeited upon his retirement.

Grants of Plan-Based Awards in 2024

The following table shows all plan-based awards granted to our NEOs for 2024 under annual and long-term plans.

NAMED EXECUTIVE OFFICER	GRANT DATE	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS[1]			ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS[2]			ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS (#)[3]	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS ($)[4]
		THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	THRESHOLD (#)	TARGET (#)	MAXIMUM (#)		
D. James Bidzos	N/A	356,250	1,425,000	2,493,750	—	—	—	—	—
	2/12/2024	—	—	—	26,959	35,945	53,918	—	7,039,469
	2/12/2024	—	—	—	—	—	—	23,963	4,692,914
Todd B. Strubbe	N/A	147,500	590,000	1,032,500	—	—	—	—	—
	2/12/2024	—	—	—	6,701	8,935	13,403	—	1,749,830
	2/12/2024	—	—	—	—	—	—	8,935	1,749,830
George E. Kilguss, III	N/A	138,750	555,000	971,250	—	—	—	—	—
	2/12/2024	—	—	—	6,705	8,940	13,410	—	1,750,810
	2/12/2024	—	—	—	—	—	—	8,940	1,750,810
Danny R. McPherson	N/A	138,750	555,000	971,250	—	—	—	—	—
	2/12/2024	—	—	—	6,705	8,940	13,410	—	1,750,810
	2/12/2024	—	—	—	—	—	—	8,940	1,750,810
Thomas C. Indelicarto	N/A	138,750	555,000	971,250	—	—	—	—	—
	2/12/2024	—	—	—	6,705	8,940	13,410	—	1,750,810
	2/12/2024	—	—	—	—	—	—	8,940	1,750,810

[1] Each of our NEOs received an annual cash bonus under the VPP as described in "Compensation Discussion and Analysis" earlier in this Proxy Statement. The actual amount of the annual cash bonus paid to the NEOs is reflected in the Summary Compensation Table above.

[2] Each of our NEOs was awarded PSUs on February 12, 2024, to be earned based on Company performance and subject to a relative TSR achievement threshold in 2026 and determination to be made after the end of 2026. The maximum value set forth in the third column of "Estimated Future Payouts Under Equity Incentive Plan Awards" is described in footnote (2) of the Summary Compensation Table, and the target value set forth in the second column of "Estimated Future Payouts Under Equity Incentive Plan Awards" was included in the "Stock Awards" column of the Summary Compensation Table.

[3] With the exception of the grant to Mr. Strubbe whose award was forfeited upon his retirement in April 2024, the RSU awards vested 25% of the total award on February 15, 2025, and the remainder vests 6.25% of the total award each quarter thereafter, until fully vested.

[4] Under the applicable FASB ASC Topic 718 rules, the total amount reported in this column represents the fair value of the 2024 PSU or RSU award on its "grant date" (i.e., the date the Compensation Committee approved each award), based (i) for a PSU, upon the then-probable outcome of the CAGR of operating income performance condition (i.e., the target value of the award), and (ii) for an RSU award upon the full number of shares subject to the award. See Note 9 to our 2024 financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2024, regarding assumptions underlying the valuation of these awards, and footnote (2) to the Summary Compensation Table for additional information.

Outstanding Equity Awards at 2024 Year-End

The following table shows all outstanding equity awards held by our NEOs as of the end of 2024 granted under the 2006 Plan.

NAMED EXECUTIVE OFFICER	GRANT DATE	STOCK AWARDS			
		NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)[1]	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)[2]	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)[2]
D. James Bidzos	2/16/2021	977	202,200	—	—
	2/14/2022	5,265	1,089,644	—	—
	2/14/2022	—	—	18,710 [3]	3,872,222
	2/13/2023	10,567	2,186,946	—	—
	2/13/2023	—	—	28,186 [4]	5,833,375
	2/12/2024	23,963	4,959,382	—	—
	2/12/2024	—	—	35,945 [5]	7,439,177
George E. Kilguss, III	2/16/2021	378	78,231	—	—
	2/14/2022	2,046	423,440	—	—
	2/14/2022	—	—	4,850 [3]	1,003,756
	2/13/2023	4,226	874,613	—	—
	2/13/2023	—	—	7,516 [4]	1,555,511
	2/12/2024	8,940	1,850,222	—	—
	2/12/2024	—	—	8,940 [5]	1,850,222
Danny R. McPherson	2/16/2021	264	54,637	—	—
	2/14/2022	1,755	363,215	—	—
	2/14/2022	—	—	4,158 [3]	860,540
	4/25/2022	354	73,264	—	—
	4/25/2022	—	—	700 [3]	144,872
	2/13/2023	4,226	874,613	—	—
	2/13/2023	—	—	7,516 [4]	1,555,511
	2/12/2024	8,940	1,850,222	—	—
	2/12/2024	—	—	8,940 [5]	1,850,222
Thomas C. Indelicarto	2/16/2021	283	58,570	—	—
	2/14/2022	1,755	363,215	—	—
	2/14/2022	—	—	4,158 [3]	860,540
	2/13/2023	4,226	874,613	—	—
	2/13/2023	—	—	7,516 [4]	1,555,511
	2/12/2024	8,940	1,850,222	—	—
	2/12/2024	—	—	8,940 [5]	1,850,222
Todd B. Strubbe		—	—	—	—

[1] The RSU awards vest 25% of the total award on approximately the first anniversary of the date of grant and then vests 6.25% of the total award each quarter thereafter until fully vested.

[2] The market value is calculated by multiplying the number of shares by the closing price of our common stock on December 31, 2024, which was $206.96 per share.

[3] The Compensation Committee granted PSUs on February 14, 2022, and on April 25, 2022, to be earned based on Company performance in 2022, 2023, and 2024 as determined after the end of 2024. The number of shares shown reflects actual achievement of 74% of target. These PSUs vested on the date the Company received an unqualified signed opinion on the Company's financial statements from its independent registered public accounting firm on February 13, 2025.

(4)   The Compensation Committee granted PSUs on February 13, 2023, to be earned based on Company performance in 2023, 2024, and 2025 as determined after the end of 2025. The number of shares shown reflects achievement of the target performance level based on Company performance and relative TSR of Verisign compared to the TSR of the S&P 500 for 2023 and 2024.

(5)   The Compensation Committee granted PSUs on February 12, 2024, to be earned based on Company performance in 2024, 2025, and 2026 as determined after the end of 2026. The number of shares shown reflects achievement of the target performance level based on Company performance and relative TSR of Verisign compared to the TSR of the S&P 500 for 2024.

   Note: All of Mr. Strubbe's outstanding awards were forfeited upon his retirement in April 2024.

Stock Vested in 2024

The following table shows all stock awards vested and the value realized upon vesting by our NEOs during 2024. No stock options were exercised by any of our NEOs during 2024.

| | STOCK AWARDS | |
NAME	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING ($)(1)
D. James Bidzos	33,949	6,505,623
Todd B. Strubbe	8,870	1,754,663
George E. Kilguss, III	11,099	2,113,130
Danny McPherson	9,183	1,743,152
Thomas C. Indelicarto	9,280	1,763,343

(1)   The value realized upon vesting is calculated by multiplying the number of shares that vested by the closing price of our common stock on the vesting date.

Potential Payments Upon Termination or Change in Control

Except as described below, we have no formal severance program for our NEOs, each of whom is employed at will and therefore can be terminated at any time.

Treatment of Equity Upon Death or Disability or Termination for any Other Reason

In the event of termination due to death or disability, outstanding equity awards will be treated as follows:

- RSUs – unvested RSUs shall accelerate in full according to the terms in the applicable award agreements.
- PSUs – if such termination occurs during the applicable performance period and before the conclusion of such performance period, then such PSUs will accelerate and vest at target; if such termination occurs after the conclusion of the applicable performance period and before the award for such performance period has been paid, then the PSUs will fully accelerate based upon the actual achievement level.

In the event of a termination for any other reason, all unvested equity awards are forfeited for no consideration.

Change in Control Agreements

Each of our NEOs is party to a change in control and retention agreement (the "CIC Agreements"). Under the CIC Agreements, each of the NEOs is entitled to receive severance benefits if, within the twenty-four months following a "change in control" (or under certain circumstances, during the six-month period preceding a change in control), the NEO's employment is terminated by the Company or its successor without "cause" or by the NEO for "good reason" (referred to as a "qualified termination"). The terms and conditions of the CIC Agreements are described below.

Under the CIC Agreements, "*change in control*" means:

- any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than a trustee or other fiduciary holding securities of the Company under an employee benefit plan of the Company or its subsidiaries, becomes the "beneficial owner" (as defined in Rule 13d-3 promulgated under the Exchange Act), directly or indirectly (excluding, for purposes of this Section, securities acquired directly from the Company), of securities of the Company representing at least 35% of (A) the then-outstanding shares of common stock of the Company or (B) the combined voting power of the Company's then-outstanding securities;

- the consummation of a merger or consolidation, or series of related transactions, which results in the voting securities of the Company outstanding immediately prior thereto failing to continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity), directly or indirectly, at least 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation;

- a change in the composition of the Board occurring within a 24-month period, as a result of which fewer than a majority of the directors are incumbent directors;

- the sale or disposition of all or substantially all of the Company's assets (or consummation of any transaction, or series of related transactions, having similar effect); or

- stockholder approval of the dissolution or liquidation of the Company.

Under the CIC Agreements, "*cause*" means:

- an NEO's willful and continued failure to substantially perform the NEOs duties after written notice providing the NEO with 90 days from the date of the NEO's receipt of such notice in which to cure;

- an NEO's conviction for a felony involving moral turpitude or a plea of guilty or no contest to the same;

- an NEO's willful misconduct or gross negligence resulting in material harm to the Company; or

- an NEO's willful violation of the Company's policies resulting in material harm to the Company.

Under the CIC Agreements, "*good reason*" means:

- a change in the NEO's authority, duties, or responsibilities that is inconsistent in any material and adverse respect from the NEO's authority, duties, and responsibilities immediately preceding the change in control;

- a reduction in the NEO's base salary compared to the NEO's base salary immediately preceding the change in control, except for an across-the-board reduction of not more than 10% of base salary applicable to all senior executives of the Company;

- a reduction in the NEO's bonus opportunity of 5% or more from the NEO's bonus opportunity immediately preceding the change in control, except for an across-the-board reduction applicable to all senior executives of the Company;

- a failure to provide the NEO with long-term incentive opportunities that in the aggregate are at least comparable to the long-term incentives provided to other senior executives at the Company;

- a reduction of at least 5% in aggregate benefits that the NEO is entitled to receive under all employee benefit plans of the Company following a change in control compared to the aggregate benefits the NEO was eligible to receive under all employee benefit plans maintained by the Company immediately preceding the change in control;

- a requirement that the NEO be based at any office location more than 40 miles from the NEO's primary office location immediately preceding the change in control, if such relocation increases the NEO's commute by more than 10 miles from the executive's principal residence immediately preceding the change in control; or

- the failure of the Company to obtain the assumption of the agreement from any successor as provided in the agreement.

Under the CIC Agreements, "*incumbent director*" means: directors who either (i) are directors as of the date of the CIC Agreement, or (ii) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the incumbent directors at the time of such election or nomination (but shall not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to the Company).

If a change in control occurs and the NEO experiences a qualifying termination and timely delivers a general release agreement, the CIC Agreements provide that Verisign will make the following payments and provide the following benefits to the NEO (subject to a six-month delay if and to the extent required by the deferred compensation rules set forth in and promulgated under Section 409A of the Internal Revenue Code):

- a lump sum equal to the pro rata target bonus for the year in which the NEO was terminated;

- a lump sum equal to a specified multiple of the sum of (i) the NEO's annual base salary plus (ii) the average of the NEO's target annual bonus amount for the last three full fiscal years prior to a change in control, or, if the NEO was employed by the Company for fewer than three full fiscal years preceding the fiscal year in which the change in control occurs, the average target bonus for the number of full fiscal years the NEO was employed by the Company before the change in control or the target bonus for the fiscal year in which the change in control occurs if the NEO was not eligible to receive a bonus from the Company during any of the prior three fiscal years; the applicable multiples are 200% of the annual base salary and bonus for the CEO and 100% of the annual base salary and bonus for other NEO participants;

- if the NEO elects to continue medical coverage under COBRA, reimbursement of the total cost of the NEO's premiums that would be required to provide health insurance coverage, for 24 months for the CEO and for 12 months for all other NEOs;

- immediate acceleration of vesting of all of the NEO's unvested stock options and RSUs; however, if the consideration to be received by stockholders of the Company in connection with the change in control consists of substantially all cash or if the stock options and RSUs held by the NEO are not assumed in the change in control, then all of the NEO's then-unvested and outstanding stock options and RSUs shall vest immediately prior to the change in control regardless of whether or not there is a termination of employment in connection therewith; and

Executive Compensation Tables

- immediate acceleration of vesting of the NEO's unvested PSUs, and if the performance period has not been completed, the amount payable is computed as if the performance has been satisfied at the target level.

In addition, the CIC Agreements include the following terms and conditions:

- to the extent any change in control payments or benefits are characterized as excess parachute payments within the meaning of Section 4999 of the Internal Revenue Code, and such characterization would subject the NEO to a federal excise tax due to that characterization, the NEO's termination benefits will be reduced to an amount so that none of the amounts payable constitute excess parachute payments if this would result in the NEO's receipt, on an after-tax basis, of a greater amount of termination and other benefits, after taking into account applicable federal, state and local taxes, including the excise tax under Section 4999 of the Internal Revenue Code;

- a one-year term with an automatic renewal for one-year periods unless the Board terminates the CIC Agreement at least 90 days before the end of the then-current term, provided that such termination shall not be effective until the last day of the then-current term; and

- the NEO is prohibited from soliciting employees of Verisign or competing against Verisign for a period of 12 months following termination.

The following table shows the equity awards that would have vested for our NEOs as of December 31, 2024, as well as the additional cash compensation payable to our NEOs, if any, under the change in control and termination scenarios described above if a change in control had occurred on such date. The value of the accelerated equity is based on the closing price of our common stock on December 31, 2024, which was $206.96 per share.

TERMINATION AND CHANGE IN CONTROL BENEFIT ESTIMATES AS OF DECEMBER 31, 2024

NAMED EXECUTIVE OFFICER	VALUE OF CASH AND CONTINUED HEALTH BENEFITS ($) CHANGE IN CONTROL PLUS QUALIFYING TERMINATION[1]	VALUE OF ACCELERATED STOCK AWARDS ($) DEATH, DISABILITY OR CHANGE IN CONTROL PLUS QUALIFYING TERMINATION[2][3]
D. James Bidzos	6,189,330	26,943,708
George E. Kilguss, III	1,674,316	7,988,863
Danny R. McPherson	1,676,520	7,980,585
Thomas C. Indelicarto	1,663,232	7,715,262

[1] To the extent any payments made or benefits provided upon termination of an NEO's employment constitute deferred compensation subject to Section 409A of the Internal Revenue Code, payment of such amounts or provision of such benefits will be delayed for six months after the NEOs separation from service if and to the extent required under Section 409A of the Internal Revenue Code.

[2] If the equity awards held by the NEO are not assumed upon a change in control or the consideration to be received by stockholders consists of substantially all cash, then all such equity awards shall have their vesting and exercisability accelerated in full immediately prior to the change in control regardless of whether there is a qualifying termination.

[3] All unvested PSUs included in the amounts accelerated are shown at the target achievement levels as achievement of the performance criteria had not been certified by the Compensation Committee as of December 31, 2024.

Note: Mr. Strubbe retired effective April 5, 2024 and did not receive any severance or other termination benefits in connection with his departure.

Equity Compensation Plan Information

The following table sets forth information about our common stock that may be issued upon the exercise of options, warrants, and rights under our existing equity compensation plans as of December 31, 2024.

PLAN CATEGORY	EQUITY COMPENSATION PLAN INFORMATION		
	(A)	(B)	(C)
	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS[1]	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (A))
Equity compensation plans approved by stockholders[2]	715,503	0	9,299,226[3]
Equity compensation plans not approved by stockholders	—	$ —	—
Total	715,503	$0.00	9,299,226

[1] Only includes shares subject to RSUs and the target number of shares subject to PSUs outstanding as of December 31, 2024 that were granted under the 2006 Plan. Excludes purchase rights accruing under the 2007 Employee Stock Purchase Plan (the "2007 Purchase Plan"), which has a remaining stockholder-approved reserve of 2,757,589 shares as of December 31, 2024. There are no outstanding options or warrants.

[2] Includes the 2006 Plan and the 2007 Purchase Plan.

[3] Consists of shares available for future issuance under the 2006 Plan and the 2007 Purchase Plan. As of December 31, 2024, an aggregate of 6,541,637 shares and 2,757,589 shares of common stock were available for issuance under the 2006 Plan and the 2007 Purchase Plan, respectively, including 49,451 shares purchased under the 2007 Purchase Plan in January 2025. In addition to options and RSUs, shares can be granted under the 2006 Plan pursuant to stock appreciation rights, restricted stock awards, stock bonuses and performance shares.

CEO Pay Ratio

Item 402(u) of Regulation S-K requires disclosure of the ratio of the annual total compensation of our CEO, Mr. Bidzos, to the annual total compensation of our median employee. For 2024, the annual total compensation of the median employee was $221,962 and the annual total compensation of our CEO, as reported in the Summary Compensation Table in "Executive Compensation" above in this Proxy Statement, was $14,055,378.

Based on this information for 2024, the ratio of our CEO's annual total compensation to the annual total compensation of our median employee was 63:1. We believe this pay ratio is a reasonable estimate calculated in a manner consistent with applicable rules of the Securities and Exchange Commission (the "SEC") using the data and assumptions summarized below. The SEC's rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. Accordingly, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may use different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

The 2024 median employee was determined based on the total 2024 target direct compensation for all of our employees (other than our CEO), who were employed as of December 31, 2024, consistent with the approach taken for our 2023 CEO pay ratio determination. For purposes of this pay ratio, we defined target direct compensation as the sum of annual base salary determined as of December 31, 2024, target annual bonus for the 2024 performance year, and the grant date value of annual equity grants in 2024. We applied our compensation measure consistently to all of our employees. Salaries for international employees were converted to U.S. dollars based on the applicable foreign exchange rates as of December 31, 2024. Once we identified our 2024 median employee, we then determined that employee's annual total compensation in the same manner that we determine the total compensation of our NEOs for purposes of the Summary Compensation Table disclosed above. This 2024 total compensation amount for our median employee was then compared to the 2024 total compensation of our CEO as reported in the Summary Compensation Table to determine the pay ratio.

Pay Versus Performance

In accordance with Item 402(v) of Regulation S-K, the following table sets forth the specified executive compensation for our NEOs and financial performance measures for 2024, 2023, 2022, 2021, and 2020. For additional information regarding how we align executive compensation with Company performance, see "Compensation Discussion and Analysis" of this Proxy Statement.

YEAR	SUMMARY COMPENSATION TABLE TOTAL FOR PEO ($)[(1)]	COMPENSATION ACTUALLY PAID TO PEO ($)[(1)]	AVERAGE SUMMARY COMPENSATION TABLE TOTAL FOR NON-PEO NAMED EXECUTIVE OFFICERS ($)[(1)]	AVERAGE COMPENSATION ACTUALLY PAID TO NON-PEO NAMED EXECUTIVE OFFICERS ($)[(1)]	VALUE OF INITIAL FIXED $100 INVESTMENT BASED ON[(2)]: TOTAL SHAREHOLDER RETURN ($)	PEER GROUP TOTAL SHAREHOLDER RETURN ($)	NET INCOME ($ MILLIONS)	COMPANY SELECTED MEASURE: OPERATING INCOME ($ MILLIONS)
2024	14,055,378	12,744,653	4,385,684	1,682,437	107	300	785.7	1,058.2
2023	12,245,901	10,211,950	4,346,386	3,808,732	107	219	817.6	1,000.6
2022	11,279,094	6,638,117	3,923,918	2,623,730	107	139	673.8	943.1
2021	10,118,565	13,339,664	3,450,115	4,459,575	132	194	784.8	866.8
2020	10,098,502	13,018,694	3,303,750	4,029,712	112	144	814.9	824.2 (3)

(1) In all five years presented, Mr. Bidzos was our Principal Executive Officer ("PEO"). The non-PEO NEOs during 2024, 2023 and 2022 were Messrs. Strubbe, Kilguss, McPherson, and Indelicarto. For 2021 and 2020, the non-PEO NEOs were Messrs. Strubbe, Kilguss, and Indelicarto; Mr. McPherson is not included in 2020 and 2021 as he was appointed an executive officer on July 26, 2022. Equity values in the "Compensation Actually Paid" columns for the PEO and the average of the non-PEO NEOs are calculated in accordance with FASB ASC Topic 718, and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of the grant.

(2) TSR based on initial investment of $100 made at the end of 2019 and reflects cumulative change since that time. Peer group represents the S&P 500 Information Technology Sector Index.

(3) In December 2020, the Compensation Committee approved a $6.5 million adjustment to the 2020 operating income amount used in the determination of the performance level achieved for the PSUs that vested in February 2021. The adjustment was made to account for the impact of the sale of the security services contracts in December 2018, which was not contemplated at the time the performance goals for these PSUs were established.

The following table details the adjustments made to the Summary Compensation Table totals to arrive at the Compensation Actually Paid ("CAP") amounts in the table above, calculated in accordance with Item 402(v) of Regulation S-K.

	SUMMARY COMPENSATION TABLE TOTAL ($)	DEDUCT SUMMARY COMPENSATION TABLE STOCK AWARDS ($)	ADD YEAR-END VALUE OF UNVESTED EQUITY GRANTED IN YEAR ($)	ADD YEAR OVER YEAR CHANGE IN VALUE OF UNVESTED EQUITY GRANTED IN PRIOR YEARS ($)	ADD CHANGE IN VALUE FROM PRIOR YEAR END TO VESTING DATE OF VESTED EQUITY GRANTED IN PRIOR YEARS ($)	LESS VALUE OF AWARDS FORFEITED IN YEAR ($)	COMPENSATION ACTUALLY PAID
PEO							
2024	14,055,378	(11,732,383)	12,398,560	(2,463,415)	486,513	—	12,744,653
2023	12,245,901	(9,999,781)	9,675,177	(1,817,882)	108,535	—	10,211,950
2022	11,279,094	(8,999,846)	8,657,652	(2,844,873)	(1,453,910)	—	6,638,117
2021	10,118,565	(7,749,845)	9,927,154	1,714,160	(670,370)	—	13,339,664
2020	10,098,502	(7,749,705)	8,147,676	39,865	2,482,356	—	13,018,694
AVERAGE NON-PEO NEO							
2024	4,385,684	(3,501,130)	2,775,334	(493,722)	(135,219)	(1,348,510)	1,682,437
2023	4,346,386	(3,274,792)	3,168,489	(473,958)	42,607	—	3,808,732
2022	3,923,918	(2,874,881)	2,766,660	(756,083)	(435,884)	—	2,623,730
2021	3,450,115	(2,399,993)	3,074,268	509,712	(174,527)	—	4,459,575
2020	3,303,750	(2,286,236)	2,404,204	57,229	550,765	—	4,029,712

Description of Certain Relationships between Information Presented in the Pay versus Performance Table

In accordance with SEC rules, the Company is providing the following charts to show the relationship between the CAP for Mr. Bidzos and the average CAP for our other NEOs in comparison to the TSR for Verisign, the TSR for the S&P 500 Information Technology Sector Index, our net income and our operating income, respectively, over the 5 year timeframe:







Financial Performance Measures

The following table sets forth the most important financial performance measures that were used in determining the NEOs compensation during the last fiscal year, as further described in the "Compensation Discussion and Analysis" section of this Proxy Statement.

METRIC
Operating Income
CAGR of Operating Income
Revenue
Relative TSR vs. S&P 500

Compensation of Directors

This section provides information regarding our compensation policies for non-employee directors and amounts earned and securities awarded to these directors in 2024. Mr. Bidzos is our Executive Chairman, President and Chief Executive Officer. As an employee of our Company, Mr. Bidzos does not participate in our compensation program for non-employee directors, and he is compensated as an executive officer of our Company. Mr. Bidzos' compensation is described in "Executive Compensation" elsewhere in this Proxy Statement.

Non-Employee Director Retainer Fees and Equity Compensation Information

On July 23, 2024, the Compensation Committee met to review our overall non-employee director compensation program. As part of this review, the Compensation Committee received a report of competitive market data and compensation practices prepared by FW Cook for the same peer group it used to benchmark executive compensation. For information about the peer group, see "Executive Compensation—Compensation Discussion and Analysis" elsewhere in this Proxy Statement. The Compensation Committee sets director compensation levels at or near the market median relative to directors at companies in the peer group so that directors are paid competitively for their time commitment and responsibilities. Providing a competitive compensation package is important because it enables us to attract and retain highly qualified directors who are critical to our long-term success. Following the July 2024 review, including consideration of the recommendations made by FW Cook, the Compensation Committee determined that it was in the best interests of our Company and our stockholders (i) to increase the annual cash retainer for each non-employee director from $45,000 to $50,000; and (ii) to continue to make an annual equity award grant to each director of $250,000 (made solely in the form of RSUs), which vest immediately upon grant. Historically, new directors are granted an equity award equal to the pro rata amount of such annual equity award, the amount of which is determined based on the date of such new director's appointment or election to the Board. Directors are subject to our stock retention policy as described in "Stock Ownership Information—Stock Ownership Policies."

Non-employee directors received annual cash retainer fees for 2024 as follows:

ANNUAL CASH RETAINER	
Non-Employee Director	$50,000

ADDITIONAL CASH RETAINERS	
Non-Executive Chairman of the Board [1]	$100,000
Lead Independent Director	$50,000
Safety and Security Council Liaison	$25,000

ADDITIONAL CASH RETAINERS FOR COMMITTEE SERVICE	CHAIRPERSON[2]	MEMBER
Audit	$15,000	$25,000
Compensation	$10,000	$20,000
Corporate Governance and Nominating	$15,000	$10,000
Cybersecurity	$10,000	$20,000

[1] The position of "Non-Executive Chairman of the Board" was not held during 2024, and as such no annual retainer fees were paid during this period.

[2] Chairperson fees are in addition to fees a director receives as a member.

Non-employee directors are reimbursed for their expenses incurred in attending meetings.

Our Amended and Restated VeriSign, Inc. 2006 Equity Incentive Plan limits the compensation (including equity and cash awards) paid to any non-employee director in any year to an aggregate dollar value of $600,000, with an exception to allow for up to two times such limit for grants made in the first year of service or first year designated as chairman or lead independent director.

Non-Employee Director Compensation Table for 2024

The following table sets forth a summary of compensation information for our non-employee directors for 2024.

NON-EMPLOYEE DIRECTOR NAME	FEES EARNED OR PAID IN CASH ($)[1]	STOCK AWARDS ($)[2]	TOTAL ($)
Courtney D. Armstrong	106,830	249,864	356,694
Yehuda Ari Buchalter	118,176	249,864	368,040
Kathleen A. Cote	128,465	249,864	378,329
Thomas F. Frist III	88,465	249,864	338,329
Jamie S. Gorelick	78,465	249,864	328,329
Debra W. McCann [3]	33,424	187,357	220,781
Roger H. Moore	128,465	249,864	378,329
Timothy Tomlinson	138,465	249,864	388,329

[1] Amounts shown represent cash retainer fees earned by each director.

[2] Stock awards consist solely of RSUs which vest immediately upon grant. Amounts shown represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for awards granted in 2024. The grant date fair value of each award granted to each existing non-employee director on July 22, 2024 was $249,864 (consisting of 1,408 RSUs valued at $177.46 per share, which was the closing price per share on the grant date). The grant date fair value for the award granted to Ms. McCann on October 21, 2024 was $187,357 (consisting of 1,001 RSUs valued at $187.17 per share, which was the closing price per share on the grant date). No director held any outstanding awards as of December 31, 2024.

[3] Ms. McCann was appointed to the Board on October 21, 2024.

Proposal No. 3

Ratification of Selection of Independent Registered Public Accounting Firm

The Audit Committee has selected KPMG LLP as our independent registered public accounting firm to perform the audit of our consolidated financial statements for the year ending December 31, 2025, and, as a matter of good corporate governance, our stockholders are being asked to ratify this selection. A representative of KPMG LLP is expected to be available at the Annual Meeting, will have the opportunity to make a statement at the Annual Meeting if he or she desires to do so, and is expected to be available to respond to appropriate questions.

 **FOR**   **The Board recommends a vote FOR this proposal.**

Principal Accountant Fees and Services

The following table presents fees billed for professional services rendered by KPMG LLP for the audit of our annual consolidated financial statements for the years ended December 31, 2024 and December 31, 2023, and fees billed for other services provided by KPMG LLP, in each of the last two completed years.

	2024 FEES	2023 FEES
Audit fees[1]	$ 1,815,735	$ 2,021,283
Audit-related fees	—	—
Tax fees	—	—
All other fees[2]	18,000	18,000
Total fees	$ 1,833,735	$ 2,039,283

[1] Audit fees consist of fees for the integrated audit of the annual financial statements included in our Annual Reports on Form 10-K, the review of the interim financial statements included in our Quarterly Reports on Form 10-Q, and other professional services provided in connection with statutory and regulatory filings or engagements for those years.

[2] All other fees consist of registration fees for three employees to participate in a KPMG leadership program.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

Pursuant to the Audit Committee's Charter and the Policy for Pre-Approval of Audit and Non-Audit Services, the Audit Committee, or a designated member of the Audit Committee, pre-approved all audit and permissible non-audit services provided by the independent registered public accounting firm described above. The Audit Committee has adopted a policy for the pre-approval of services provided by the Independent Auditors. These services included audit services, audit-related services, tax services and other services. Any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accounting firm and Management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date.

Report of the Audit Committee

The Audit Committee is composed of four directors who meet the independence and experience requirements of the listing rules of The Nasdaq Stock Market. The Audit Committee operates under a written charter adopted by the board of directors (the "Board") of VeriSign, Inc. ("Verisign"). The members of the Audit Committee are Mr. Tomlinson (Chairperson), Mr. Armstrong, Ms. Cote, and Ms. McCann. The Audit Committee met five times during 2024.

Management is responsible for the preparation, presentation, and integrity of Verisign's financial statements, accounting, and financial reporting principles and internal controls and processes designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting standards and applicable laws and regulations. The independent registered public accounting firm, KPMG LLP ("KPMG"), is responsible for performing an independent audit of Verisign's consolidated financial statements and the effectiveness of Verisign's internal control over financial reporting in accordance with standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and for issuing reports thereon.

The Audit Committee is responsible for oversight of Verisign's accounting and financial reporting processes. The Audit Committee is also responsible for the appointment, compensation, and oversight of Verisign's independent registered public accounting firm, including (i) annually evaluating the independent registered public accounting firm's qualifications and performance, (ii) annually reviewing and confirming the independent registered public accounting firm's independence, (iii) reviewing and approving the planned scope of the annual audit, (iv) overseeing the audit work of the independent registered public accounting firm, (v) reviewing and pre-approving any non-audit services that may be performed by the independent registered public accounting firm, which are considered in the evaluation of the independent registered public accounting firm's independence, (vi) annually reviewing with Management and the independent registered public accounting firm the adequacy of Verisign's internal control over financial reporting, (vii) annually reviewing Verisign's critical accounting policies, and the application of accounting principles, and (viii) overseeing the conduct of the annual audit, including the oversight of the resolution of any issues identified by the independent registered public accounting firm. In evaluating the independent registered public accounting firm's qualifications and performance and considering the independent registered public accounting firm for appointment, the Audit Committee considers the firm's quality of engagement services, as well as the engagement team's quality of audit services (including their knowledge, skills, and experience), the firm's global capabilities and technical resources, the reasonableness of its fees, its communications with the Audit Committee, its independence, objectivity, and professional skepticism, its knowledge of Verisign, and its tenure as Verisign's independent registered public accounting firm as well as regulatory reviews of the firm and the firm's responses thereto. As part of this evaluation, the Audit Committee considers information provided by the firm as well as from Management, including from the Chief Financial Officer, Controller, and Head of Internal Audit.

To consider the independence of Verisign's independent registered public accountant, the Audit Committee has received from KPMG the written disclosures and the letter required by applicable requirements of the PCAOB regarding KPMG's communications with the Audit Committee concerning independence, and the Audit Committee has discussed with KPMG their independence. In addition, the Audit Committee follows the applicable laws, rules, and regulations regarding the rotation of audit partners, including Rule 2-01 of Regulation S-X. The Audit Committee is involved in the selection of the audit partner when a rotational change is required.

During 2024, the Audit Committee met privately with KPMG to discuss the results of the audit, evaluations by the independent registered public accounting firm of Verisign's internal control over financial reporting, and the quality of Verisign's financial reporting. In addition, in connection with its regularly scheduled meetings, the Audit Committee met privately with each of Verisign's Chief Financial Officer, General Counsel and Compliance Officer, and Head of Internal Audit to discuss various legal, accounting, auditing, and internal control over financial reporting matters.

The Audit Committee has reviewed and discussed the audited consolidated financial statements contained in Verisign's Annual Report on Form 10-K for the year ended December 31, 2024 with Management. This review included a discussion of the accounting principles, reasonableness of significant judgments, and clarity of disclosures in the consolidated financial statements. Management represented to the Audit Committee that Verisign's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and the Audit Committee has reviewed and discussed the consolidated financial statements with KPMG.

The Audit Committee has discussed with KPMG the matters required to be discussed by the applicable requirements of the PCAOB and the Securities and Exchange Commission (the "SEC").

Based upon the review and discussions referred to above, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in Verisign's Annual Report on Form 10-K for the year ended December 31, 2024, for filing with the SEC.

This report is submitted by the Audit Committee

Timothy Tomlinson (Chairperson)
Courtney D. Armstrong
Kathleen A. Cote
Debra W. McCann

Approval of an Amendment to the Company's Restated Certificate of Incorporation to Limit the Liability of Certain Officers as Permitted by Delaware Law.

In 2022, the State of Delaware, where the Company is incorporated, enacted legislation that expands exculpation protection to officers, thereby enabling companies to eliminate the monetary liability of certain officers in certain circumstances, similar to, but more limited than, the protection already afforded to directors under our Restated Certificate of Incorporation (the "Certificate"). Consistent with the update to Delaware law, we are seeking stockholder approval to amend Article Eight, Section A of the Certificate to limit the liability of certain officers in certain limited circumstances as permitted by Delaware law (the "Proposed Amendments"). While the Proposed Amendments also include conforming changes to the existing exculpation provision related to directors of the Company set forth in Article Eight, Section A of the Certificate, the current exculpation protections available to the directors remain unchanged as a result of the Proposed Amendments.

 **FOR**   **The Board recommends a vote FOR this proposal.**

Purpose and Effect of the Proposed Amendments

The Proposed Amendments are a result of the Board's ongoing review of corporate governance best practices and recent changes in Delaware law. In developing the Proposed Amendments, the Board (including all members of the Corporate Governance and Nominating Committee) carefully considered the implications of amending our Certificate to limit the liability of certain of our officers in limited circumstances as permitted by Delaware law.

In order to better position the Company to attract and retain qualified and experienced officers, the Board believes that it is important to extend exculpation protection to officers, to the fullest extent permitted by Delaware law. In the absence of such protection, such individuals might be deterred from serving as officers due to exposure to personal liability and the risk of incurring substantial expense in defending lawsuits, regardless of merit.

The nature of their role often requires officers to make decisions on crucial matters, frequently in response to time-sensitive opportunities and challenges, which can create substantial risk of opportunistic lawsuits that seek to impose liability with the benefit of hindsight. Aligning the protections available to our officers with those currently available to our directors would empower officers to exercise their business judgment in furtherance of stockholder interests, without the potential distractions posed by the risk of personal liability.

The Board believes that the Proposed Amendments strike the appropriate balance between furthering our goals of attracting and retaining high-quality officers, on the one hand, with promoting stockholder accountability, on the other. Consistent with the General Corporation Law of Delaware (the "DGCL"), the Proposed Amendments would exculpate certain officers only in connection with direct claims brought by stockholders for breaches of the fiduciary duty of care, including class actions, but would not eliminate or limit liability with respect to any of the following:

- any claims involving breach of the duty of loyalty to the Company or our stockholders;
- any claims involving acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- any claims involving transactions from which the officer derived an improper personal benefit; or
- any claims brought by or in the name of the Company.

In addition, consistent with the provision currently applicable to our directors, the Proposed Amendments provide that if the DGCL is further amended to eliminate or limit the liability of officers, the liability of such officers will be limited or eliminated to the fullest extent permitted by law, as so amended.

In accordance with Delaware law, the Proposed Amendments would only apply to certain officers, namely to a person who (during the course of conduct alleged to be wrongful) (i) is or was serving as our President, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Legal Officer, Chief Accounting Officer, Controller or Treasurer, (ii) is or was identified in our public filings with the Securities and Exchange Commission as one of our most highly compensated executive officers, or (iii) has, by written agreement with the Company, consented to be identified as an officer for purposes of accepting service of process in Delaware.

Taking into account the narrow class and type of claims for which certain officers would be exculpated, the Board believes that the Proposed Amendments benefit the Company and our stockholders by (i) enhancing our ability to attract and retain talented officers and (ii) potentially reducing future litigation costs associated with frivolous lawsuits.

Additional Information

The Board has declared the Proposed Amendments to be advisable and in the best interests of the Company and its stockholders, and is accordingly submitting the proposed amendment to the stockholders for approval.

The general description of the Proposed Amendments set forth above is qualified in its entirety by reference to the text of the Proposed Amendments set forth in Appendix A to these proxy materials, with deletions indicated by strikeouts and additions indicated by underlining.

Approval of this proposal requires the affirmative vote of holders of a majority of the Company's outstanding shares of common stock. If approved, the Company's officers will receive the protections from liability afforded by the Proposed Amendments effective upon the filing of a Certificate of Amendment setting forth the Proposed Amendments with the Secretary of State of the State of Delaware, which the Company intends to do promptly following the Annual Meeting.

The Board reserves the right to abandon the Proposed Amendments at any time before they become effective, even if it is approved by the stockholders. If our stockholders do not approve the Proposed Amendments, Article Eight, Section A of the Certificate will remain unchanged and the Certificate of Amendment setting forth the Proposed Amendments will not be filed with the Secretary of State of the State of Delaware.

Stockholder Proposal Regarding Stockholder Action by Written Consent

John Chevedden has submitted a stockholder proposal for consideration at the Annual Meeting. Mr. Chevedden's address is 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278. We have been notified that Mr. Chevedden has continuously owned no fewer than 30 shares of our common stock since November 20, 2021. If properly presented at the Annual Meeting, the Board unanimously recommends a vote "AGAINST" the following proposal. The affirmative vote of the holders of a majority of the shares of our common stock present or represented by proxy and entitled to vote at the Annual Meeting will be required to approve the stockholder proposal. Mr. Chevedden has requested that the proposal set forth in the box below be presented for a vote at the Annual Meeting:

Proponent's Statement

Proposal 5 – Shareholder Right to Act by Written Consent



Shareholders request that our board of directors take such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This includes shareholder ability to initiate any appropriate topic for written consent.

This proposal won 43% support at the 2020 VeriSign annual meeting at a time that VeriSign stock was not in its current 5-year stock price plateau during a robust stock market.

It is important for shareholders to have a right to act by written consent at a company like VeriSign which has a flawed shareholder right to call for a special shareholder meeting and has 5-years of a relatively stagnant stock price during a robust stock market.

To guard against the VeriSign Board of Directors becoming complacent shareholders need the ability to act by written consent to help the VeriSign adopt new strategies when the need arises.

The best strategies for turning around a company do not necessarily come from a company's existing shareholders.

This proposal is necessary due to the flawed form of a shareholder right to call for a special meeting at VeriSign. If new VeriSign shareholders have a plan to restore growth to VeriSign they have to wait a year for their shares to age before calling for a special shareholder meeting.

Meanwhile the VeriSign Board of Directors can frivolously ignore plans to restore growth to VeriSign from new shareholders because by the time the new shares age the window of opportunity will be gone for the new shareholders.

This is why acting by written consent is important to VeriSign because there is no one-year wait requirement for shareholders to act by written consent.

A shareholder ability to act by written consent would be a welcome incentive for VeriSign Directors to avoid more long-term plateaus in the VeriSign stock price since the continued service of the least qualified VeriSign Directors could be terminated by VeriSign shareholders acting by written consent. This is a good incentive for the VeriSign Directors to have for the benefit of all shareholders.

Please vote yes:
Shareholder Right to Act by Written Consent – Proposal 5

Company Statement and Recommendation

The Board recommends a vote "AGAINST" this proposal:

The Board is committed to sound corporate governance policies and practices that promote the long-term interests of all Company stockholders. After carefully reviewing this proposal and in light of our existing policies and practices, the Board believes that adopting the proposal would not be in the best interest of our stockholders and recommends voting "AGAINST" this proposal.

Matters Requiring Stockholder Approval Should Be Presented To, and Voted On, By Stockholders At a Meeting Where All Stockholders Can Participate. In order to allow all stockholders equal time and opportunity to consider and act upon any matter requiring stockholder approval, the Board believes that all matters should be presented and considered at an annual or special meeting of stockholders. In contrast, action by written consent thereby can disenfranchise stockholders who do not have the opportunity to vote. Adoption of the written consent right requested by this proposal would permit a small group of stockholders (including those who accumulate a short-term voting position through the borrowing of shares) with no fiduciary duties to other stockholders to initiate action with no prior notice either to other stockholders or to the Company. Any such action would prevent all stockholders from having an opportunity to deliberate in an open and transparent manner, and to consider arguments for and against any action, including Verisign's position. In addition, a stockholder seeking action by written consent may attempt to solicit the fewest possible stockholders to take action, rather than seeking input from all stockholders, and may rely on consents obtained from some stockholders before other stockholders have had the ability to evaluate a proposal, express their views, and vote. Unlike action by written consent, when stockholders act at a special or annual meeting of stockholders, all stockholders receive advance notice of the meeting and have clearly established times during which they can evaluate the issues, engage with our Company and other stockholders, communicate their views, and vote. Permitting stockholder action by written consent could also lead to substantial confusion and disruption for stockholders, with potentially multiple, even conflicting, written consents being solicited by multiple stockholder groups. Because of these concerns, approximately 68% of the 471 S&P 500 companies surveyed by FactSet either prohibit stockholders to act by written consent or only permit action by unanimous stockholder written consent.

Stockholders Owning As Few As 10% of Our Shares Have the Ability to Call a Special Meeting of Stockholders Outside of the Annual Meeting Cycle. In 2021, the Board proactively lowered our special meeting threshold from 25% to 10%. Thus, one or more stockholders owning as few as 10% of our outstanding common stock may call a special meeting of stockholders. A special meeting permits stockholders, the Board, and Company management to vote on matters in between annual meetings. Unlike action by written consent, a special meeting of stockholders allows all stockholders to participate collectively in a single meeting. The ability for stockholders owning 10% of our outstanding shares to call a special meeting represents a significant right–and one that is significantly more stockholder-friendly than the right at most other S&P 500 companies. Our 10% special meeting threshold is more favorable to stockholders than the special meeting rights at approximately 88% of the 471 S&P 500 companies surveyed by FactSet, and only one of our peers provides its stockholders with a comparable special meeting right. Finally, our Board amended the Bylaws to *extend* the time during which special meeting requests containing certain items of business can be submitted from 90 to 180 days confirming again the Board's commitment to maintaining a meaningful and appropriate special meeting right for stockholders.

Our Stock Price has Outperformed the S&P 500. The proponent noted the Company's stock performance as part of his rationale for this proposal. Over the last 12 months the Company's stock price has increased over 26% while the S&P 500 has returned just over 15%.

Stockholders Owning 3% of Our Shares Already Have the Ability to Nominate Director Candidates for Election to the Board Through the Company's Proxy Access Bylaw. In 2016, the Board adopted a market-standard proxy access Bylaw right. This provision allows stockholders owning 3% or more of our outstanding common stock for three years the right to nominate director candidates constituting up to 20% of our Board, and to have those nominees included in our proxy materials. This proxy access right complements the ability of stockholders to call a special meeting to voice their views in a way that is less onerous than taking action by written consent, as requested by the proposal, which would require proposed actions to be approved by holders of at least a majority (or higher if required by Delaware law or our certificate of incorporation) of our outstanding shares. The Company's Other Governance Policies Further Empower Stockholders and Promote Board Accountability. The Board is committed to good corporate governance and has adopted policies and practices that provide our stockholders with additional opportunities to have their voices heard and that encourage effective, independent Board oversight of our management:

- Annual Election of Directors. All directors are elected annually, and stockholders can remove directors with or without cause.
- Majority Voting for Election of Directors. We have adopted a majority voting standard for the election of directors in uncontested elections.
- Stockholder Engagement. Stockholders can communicate directly with the Board as a whole or with individual directors.
- Independent Board Leadership. All but one director on the Board are independent, as defined under Nasdaq's director independence standards. Independent directors thus compose 89% of the Board, well above the majority required by Nasdaq. In addition, we have a Lead Independent Director with robust duties.

Proposal No. 5 Stockholder Proposal

- Independent Board Committees. All members of the Audit Committee, Corporate Governance and Nominating Committee, and Compensation Committee are independent directors. This entrusts oversight of critical matters to independent directors, such as the integrity of the Company's financial statements, the evaluation of the Board and its committees, and the compensation of executive officers.

In sum, the Board believes that adoption of this proposal is unnecessary for the following reasons:

- Verisign's long demonstrated history of commitment to high standards of corporate governance and accountability;
- In contrast to acting by written consent, we believe that holding meetings with proper notice whereby all stockholders may deliberate and discuss the proposed actions, receive and consider the Company's position, and then vote their shares is the most transparent and fair way for stockholders to take action;
- Our existing special meeting and proxy access bylaws provisions provide our stockholders with meaningful opportunities to take action and those processes both promote and protect stockholders' interests; and
- As described in this Proxy Statement, the Company has an established process by which stockholders may communicate directly with our Board or non-management directors throughout the year on any topics of interest to stockholders.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of April 1, 2025, except as otherwise indicated, by:

- each current stockholder who is known by us to own beneficially more than 5% of our common stock;
- each current director;
- each of our Named Executive Officers listed in the Summary Compensation Table in "Executive Compensation" elsewhere in this Proxy Statement; and
- all current directors and Executive Officers as a group.

Shares of common stock that are issuable upon vesting of RSUs within 60 days of April 1, 2025 are deemed outstanding for the purpose of computing the percentage ownership of the person holding such RSUs but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated in the footnotes following the table, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

BENEFICIAL OWNERSHIP TABLE

NAME AND ADDRESS OF BENEFICIAL OWNER	SHARES BENEFICIALLY OWNED	
	NUMBER[1]	PERCENT[1]
Greater Than 5% Stockholders		
Warren Buffett [2] Berkshire Hathaway, Inc. 3555 Farnam Street Omaha, NE 68131	13,271,457	14.10%
The Vanguard Group [3] 100 Vanguard Boulevard Malvern, PA 19355	10,322,372	10.97%
BlackRock, Inc. [4] 55 East 52nd Street New York, NY 10055	8,537,969	9.07%
Ninety One UK Ltd. [5] 55 Gresham Street London, UK EC2V 7EL	5,234,855	5.56 %
Directors and Named Executive Officers		
D. James Bidzos [6]	508,840	*
Courtney D. Armstrong	5,154	*
Yehuda Ari Buchalter	4,335	*
Kathleen A. Cote	27,346	*
Thomas F. Frist III	16,218	*
Jamie S. Gorelick	21,315	*
Roger H. Moore	44,802	*
Debra W. McCann	1,001	*
Timothy Tomlinson [7]	15,000	*
Todd B. Strubbe	8,400	*
George E. Kilguss, III [8]	105,308	*
Danny R. McPherson [9]	11,746	*
Thomas C. Indelicarto [10]	24,021	*
All current directors and Executive Officers as a group (13 persons) [11]	793,486	*

*   Less than 1% of Verisign's outstanding common stock.

[1]   The percentages are calculated using 94,127,787 outstanding shares of common stock on April 1, 2025, as adjusted pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act. Pursuant to Rule 13d-3(d)(1), beneficial ownership information for each person also includes any shares of common stock that are issuable to such person upon vesting of RSUs within 60 days of April 1, 2025.

(2) Based on a Schedule 13G/A filed with the SEC on February 14, 2025, by Warren E. Buffett, Berkshire Hathaway, Inc. and other reporting persons with respect to the beneficial ownership of 13,271,457 shares, as of December 31, 2025. Berkshire Hathaway, Inc., is a diversified holding company which Mr. Buffett may be deemed to control. Mr. Buffett and Berkshire Hathaway share voting and dispositive power over 13,271,457 of these shares, which include shares beneficially owned by certain subsidiaries of Berkshire Hathaway. National Indemnity Company and GEICO Corporation each share voting and dispositive power over 7,998,510 of these shares; BNSF Master Retirement Trust shares voting and dispositive power of 3,800,000 of these shares; Government Employees Insurance Company shares voting and dispositive power of 7,998,910 of these shares; Scott Fetzer Company Collective Investment Trust shares voting and dispositive power of 95,100 of these shares; Berkshire Hathaway Consolidated Pension Plan Master Trust share voting and dispositive power of 1,015,032 shares; Precision Castparts Corp. Master Trust shares voting and dispositive power of 362,815 of these shares.

(3) Based on a Schedule 13G/A filed with the SEC on February 13, 2024, by The Vanguard Group with respect to the beneficial ownership of 10,322,372 shares, as of December 29, 2023. The Vanguard Group has shared voting power over 111,666 of these shares, sole dispositive power over 9,944,173 of these shares, and shared dispositive power over 378,199 of these shares.

(4) Based on a Schedule 13G/A filed with the SEC on November 12, 2024, by BlackRock, Inc. with respect to the beneficial ownership of 8,537,969 shares, as of December 31, 2024. BlackRock, Inc. has sole voting power over 7,820,846 of these shares and sole dispositive power over all 8,537,969 of these shares.

(5) Based on a Schedule 13G filed with the SEC on February 13, 2024 by Ninety One UK Ltd. with respect to the beneficial ownership of 5,234,855 shares as of December 31, 2023 and shared dispositive power over 3,709,420 of these shares.

(6) Includes 3,725 RSUs vesting within 60 days of April 1, 2025, held directly by Mr. Bidzos.

(7) Includes 15,000 shares held by the Tomlinson Family Trust, under which Mr. Tomlinson and his spouse are co-trustees.

(8) Includes 1,438 RSUs vesting within 60 days of April 1, 2025, held directly by Mr. Kilguss.

(9) Includes 1,439 RSUs vesting within 60 days of April 1, 2025, held directly by Mr. McPherson.

(10) Includes 1,380 RSUs vesting within 60 days of April 1, 2025, held directly by Mr. Indelicarto.

(11) Includes the shares described in footnotes (6)-(10).

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors and officers, and persons who own more than 10% of our common stock, to file initial reports of ownership and reports of changes in ownership with the SEC. We file Section 16(a) reports on behalf of our directors and Executive Officers to report their initial and subsequent changes in beneficial ownership of our common stock. Based solely on a review of the reports we filed on behalf of our directors and Executive Officers, or written representations from reporting persons that all reportable transactions were reported, the Company believes that all Section 16(a) filing requirements applicable to our directors and Executive Officers were complied with for 2024.

Stock Ownership Policies

Stock Retention Policy

Our stock retention policy applies to our employees at the Senior Vice President level and above, officers who are subject to the provisions of Section 16 of the Exchange Act ("Section 16 Officers"), and board members.

Ownership levels are set as a multiple of base salary or annual retainer and are as follows:

- Directors: 10x Annual Retainer
- CEO: 6x Base Salary
- Section 16 Officers, Executive Vice Presidents and Senior Vice Presidents, other than the CEO: 2x Base Salary

The stock retention policy requires participants to retain 50% of their shares received from equity awards (net of taxes) until they reach the required minimum ownership level, and that the required minimum number of shares must be held until six months after the participant ceases employment or board service with the Company. We believe requiring executives and board members to continue to retain stock after their service with the Company ceases aligns our executives' interests with the long-term interests of our stockholders. Each individual covered by this policy is in compliance.

Insider Trading Policy

Our Insider Trading Policy prohibits our directors and employees (including our executives) from (i) trading in our securities, including derivative securities, while aware of material non-public information or (ii) disclosing material non-public information to unauthorized persons outside of the Company. In addition, under our Insider Trading Policy, our directors and executives may only trade in our securities during approved trading windows after our Compliance Officer has pre-approved the trade.

Our insider trading policy and procedures governing the purchase, sale, and other dispositions of their securities by directors, officers, and employees, or the registrant itself are reasonably designed to promote compliance with insider trading laws, rules, and regulations, and any listing standards applicable to the registrant.

No Shorting, Hedging, or Pledging Allowed

Our Insider Trading Policy also prohibits our directors and employees (including our executives) from (i) trading in any interest or position relating to the future price of our securities, such as a put, call or short sale, other than a cashless exercise of an option through a broker, (ii) engaging in hedging or monetization transactions using our securities, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars, and exchange funds, or (iii) holding our securities in a margin account or otherwise pledging our securities as collateral.

Information About the Meeting

The Annual Meeting will be held at our corporate offices located at 12061 Bluemont Way, Reston, Virginia 20190 on Thursday, May 22, 2025, at 10:00 a.m., Eastern Time.

Only holders of record of our common stock at the close of business on April 1, 2025, which is the record date, will be entitled to vote at the Annual Meeting. This Proxy Statement and related proxy materials were first made available to stockholders on April 11, 2025. Our 2024 Annual Report, which includes our Annual Report on Form 10-K for the year ended December 31, 2024, is enclosed with this Proxy Statement for stockholders receiving a paper copy of proxy materials. This Proxy Statement, together with our 2024 Annual Report, can be accessed on our Investor Relations website at https://investor.verisign.com, or at www.edocumentview.com/vrsn.

Each proxy received will be voted in accordance with the instructions specified in the proxy. Unless contrary instructions are specified, if the proxy is submitted (and not revoked) prior to the Annual Meeting, the shares of Verisign common stock represented by the proxy will be voted: (1) **FOR** the election of each of the eight director candidates nominated by the Board (Proposal No. 1); (2) **FOR** the non-binding, advisory resolution to approve Verisign's executive compensation (Proposal No. 2); (3) **FOR** the ratification of the selection of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2025 (Proposal No. 3); (4) **FOR** the approval of an amendment to the Company's Restated Certificate of Incorporation to limit the liability of certain officers as permitted by Delaware Law (Proposal No. 4); and (5) **AGAINST** the stockholder proposal, if properly presented, regarding action by written consent (Proposal No. 5) and in accordance with the best judgment of the named proxies on any other matters properly brought before the Annual Meeting.

Voting Rights

At the close of business on the record date, we had 94,127,787 shares of common stock outstanding and entitled to vote. Holders of our common stock are entitled to one vote for each share held as of the record date.

Quorum, Effect of Abstentions and Broker Non-Votes, and Vote Required to Approve the Proposals

A majority of the shares of our common stock outstanding and entitled to vote must be present or represented by proxy at the Annual Meeting in order to have a quorum for the transaction of business at the Annual Meeting. Abstentions and broker non-votes will be treated as shares present for the purpose of determining the presence of a quorum. Brokers holding shares must vote according to specific instructions they receive from the beneficial owners of those shares. If brokers do not receive specific instructions, brokers may in some cases vote the shares in their discretion, but are not permitted to vote on certain proposals and may elect not vote on any of the proposals unless you provide voting instructions. If you do not provide voting instructions and the broker elects to vote your shares on some but not all matters, it will result in a "broker non-vote" for the matters on which the broker does not vote. Abstentions occur when you provide voting instructions but instruct the broker to abstain from voting on a particular matter instead of voting for or against the matter.

If a quorum is present at the Annual Meeting, to be elected, a nominee for director must receive a majority of the votes cast (the number of shares voted "for" that nominee must exceed the number of votes cast "against" that nominee). Under this voting standard, abstentions and broker non-votes will not affect the voting outcome. Stockholders may not cumulate votes in the election of directors.

If a nominee who currently serves as a director is not re-elected, Delaware law provides that the director would continue to serve on the Board as a "holdover director." Under our Corporate Governance Principles, each director that is not reelected by the stockholders must offer to resign, subject to acceptance by the Board. Each director submits an irrevocable letter of resignation for this purpose. When such a resignation offer is made, the Corporate Governance and Nominating Committee makes a recommendation to the Board with respect to the resignation offer and the Board must then determine whether to accept or reject the resignation offer and publicly disclose its decision and the rationale therefor within 90 days following the date of the certification of the relevant election results.

If a quorum is present at the Annual Meeting, approval of the proposals for:

- the non-binding, advisory resolution to approve Verisign's executive compensation (Proposal No. 2);
- the ratification of the selection of KPMG LLP as the Company's independent registered public accounting firm for the year ending December 31, 2025 (Proposal No. 3); and
- the stockholder proposal, if properly presented at the Annual Meeting, regarding action by written consent (Proposal No. 5);

requires, in each case, the affirmative vote of a majority of the shares of our common stock present or represented by proxy and entitled to vote on the matter. Under this voting standard, abstentions will have the effect of votes cast against the proposal, and broker non-votes will not affect the voting outcome.

If a quorum is present at the Annual Meeting, the approval of an amendment to the Company's Restated Certificate of Incorporation to limit the liability of certain officers as permitted by Delaware Law (Proposal No. 4) would require the affirmative vote of the holders of a majority of the voting power of the shares outstanding and entitled to vote thereon. Abstentions and broker non-votes will have the same effect as votes "against" the approval of the Proposed Amendment.

The inspector of elections appointed for the Annual Meeting will separately tabulate for and against votes, abstentions, and broker non-votes.

Adjournment of Annual Meeting

In the event that a quorum shall fail to attend the Annual Meeting, either present or represented by proxy at the Annual Meeting, the chairman of the meeting may adjourn the Annual Meeting, or alternatively, the holders of a majority of the shares of our common stock entitled to vote who are present or represented by proxy may adjourn the Annual Meeting. Any such adjournment proposed by a stockholder or person named as a proxy would require the affirmative vote of the majority of the shares present or represented by proxy at the Annual Meeting.

Expenses of Soliciting Proxies

Verisign will bear the expense of soliciting proxies to be voted at the Annual Meeting. Verisign intends to retain Alliance Advisors for various services related to the solicitation of proxies, which we anticipate will cost approximately $50,000, plus reimbursement of expenses. Following the original mailing of the Notice Regarding the Availability of Proxy Materials and paper copies of proxy materials, we and/or our agents may also solicit proxies by mail, telephone, electronic transmission, including email, or in person. Following the original mailing of the Notice Regarding the Availability of Proxy Materials and paper copies of the proxy materials, we will request that brokers, custodians, nominees, and other record holders of our shares forward copies of the proxy materials to persons for whom they hold shares and request authority for the exercise of proxies. In such cases, we will reimburse the record holders for their reasonable expenses if they ask us to do so.

Internet and Telephone Voting

If you hold your shares as a stockholder of record as of the record date, you can simplify your voting process and save the Company expense by voting your shares by telephone at 1-800-652-VOTE (8683) or on the internet at www.envisionreports.com/VRSN 24 hours a day, seven days a week. Telephone and internet voting are available through 12:00 a.m. Eastern Time on the day of the Annual Meeting. More information regarding internet voting is given on the Notice Regarding the Availability of Proxy Materials. If you hold your shares as of the record date through an intermediary, such as a bank or broker, the intermediary should provide you with separate instructions on a form you will receive from them. Many such intermediaries make telephone or internet voting available, but the specific processes available will depend on those intermediaries' individual arrangements.

Revocability of Proxies

If you hold your shares as a stockholder of record, you may revoke any proxy that is not irrevocable by attending and voting at the Annual Meeting or by delivering a proxy in accordance with applicable law bearing a later date to the Secretary of the Company. If you hold your shares through an intermediary, such as a bank or broker, you must follow the instructions provided by the intermediary to change or revoke your voting instructions.

Householding

A number of brokerage firms have instituted a procedure called "householding," which has been approved by the SEC. Under this procedure, the firm delivers only one copy of the Notice Regarding the Availability of Proxy Materials or one copy of this Proxy Statement, together with our 2024 Annual Report, as the case may be, to multiple stockholders who share the same address and have the same last name, unless it has received contrary instructions from an affected stockholder. If your shares are held in "street name" and you would like to receive only one copy of these materials (instead of separate copies) in the future, please contact your bank, broker, or other holder of record to request information about householding. If you would like to receive an individual copy of the Notice Regarding the Availability of Proxy Materials or an individual copy of this Proxy Statement, together with our 2024 Annual Report, as the case may be, now or in the future, we will promptly deliver these materials to you upon request to VeriSign, Inc., 12061 Bluemont Way, Reston, Virginia 20190, Attention: Secretary or by phone at (703) 948-3200.

Other Information

Stockholder Proposals and Nominations for the 2026 Annual Meeting of Stockholders

We strongly encourage any stockholder interested in submitting a stockholder proposal to contact our Secretary in advance of the applicable deadline described below to discuss the proposal. Our Corporate Governance and Nominating Committee reviews all stockholder proposals and makes recommendations to the Board for action on such proposals. For information on recommending individuals for consideration as director nominees, see "Corporate Governance—Board Structure and Operations" elsewhere in this Proxy Statement.

We engage in a continuous quality improvement approach to corporate governance practices. We monitor and evaluate trends and events in corporate governance and compare and evaluate new developments against our current practices; we understand that corporate governance is not in a static state with regard to numerous topic areas. We seek and receive input from stockholders and other commentators on our practices and policies, and our Board and our Corporate Governance and Nominating Committee consider this input when reviewing proposals to change practices or policies.

Proposals for Inclusion in Proxy Statement

Under Rule 14a-8 of the Exchange Act, some stockholder proposals may be eligible for inclusion in our Proxy Statement for our 2026 Annual Meeting of Stockholders (other than nominees for director). These stockholder proposals must comply with Rule 14a-8 and must be submitted, along with proof of ownership of our stock in accordance with Rule 14a-8, to our Secretary at VeriSign, Inc., 12061 Bluemont Way, Reston, Virginia 20190. Failure to deliver a proposal in accordance with this procedure may result in the proposal not being deemed timely received. We must receive all submissions no later than 6:00 p.m. Eastern Time on December 12, 2025. Submitting a stockholder proposal does not guarantee that we will include it in our Proxy Statement for our 2026 Annual Meeting of Stockholders.

Director Nominations for Inclusion in Proxy Statement (Proxy Access)

Our Bylaws permit a stockholder (or a group of up to 20 stockholders) that has continuously owned at least 3% of the outstanding shares of our common stock entitled to vote in the election of directors for at least three years, to nominate and include in our Proxy Statement for an annual meeting of stockholders up to the greater of two individuals or 20% of the number of the directors then in office so long as the nominating stockholder(s) and the nominee(s) satisfy the eligibility, procedural, and disclosure requirements in our Bylaws. For our Proxy Statement for our 2026 Annual Meeting of Stockholders, notice of a proxy access nomination must be delivered to our Secretary at VeriSign, Inc., 12061 Bluemont Way, Reston, Virginia 20190 no earlier than 6:00 p.m. Eastern Time on November 12, 2025, and no later than 6:00 p.m. Eastern Time on December 12, 2025.The notice must include the information required by our Bylaws, including information concerning the nominee and information about the stockholder's ownership of and agreements related to our common stock. If our 2026 Annual Meeting of Stockholders is held more than 30 days before or after the anniversary of our 2025 Annual Meeting of Stockholders, a stockholder seeking to nominate a candidate for election to the Board pursuant to the proxy access provisions of our Bylaws must submit notice of any such nomination no earlier than 6:00 p.m. Eastern Time on the 150th day prior to our 2026 Annual Meeting of Stockholders and no later than 6:00 p.m. Eastern Time on the later of the 120th day prior to our 2026 Annual Meeting of Stockholders or the 10th day following the day on which the date of our 2026 Annual Meeting of Stockholders is first publicly announced by us.

Other Proposals and Nominations

Our Bylaws govern the submission of nominations for director or other business proposals that a stockholder wishes to have considered at a meeting of our stockholders, but which are not included in our Proxy Statement for that meeting. Under the advance notice provisions of our Bylaws, written notice of any such nominations for directors or other business proposals must be delivered to our Secretary at VeriSign, Inc., 12061 Bluemont Way, Reston, Virginia 20190, no earlier than 6:00 p.m. Eastern Time on January 22, 2026 and no later than 6:00 p.m. Eastern Time on February 21, 2026. The notice must include the information required by these advance notice provisions. If our 2026 Annual Meeting of Stockholders is held more than 30 days before or more than 60 days after the anniversary of our 2025 Annual Meeting of Stockholders, a stockholder seeking to nominate a candidate for election to the Board or propose any business at our 2026 Annual Meeting of Stockholders, pursuant to these advance notice provisions, must submit notice of any such nomination or proposed business or no earlier than 6:00 p.m. Eastern Time on the 120th day prior to our 2026 Annual Meeting of Stockholders and no later than 6:00 p.m. Eastern Time on the later of the 90th day prior to our 2026 Annual Meeting of Stockholders or the 10th day following the day on which the date of our 2026 Annual Meeting of Stockholders is first publicly announced by us. These advance notice provisions are separate from the requirements that a stockholder must meet in order to have a nominee or proposal included in the Proxy Statement.

In addition to satisfying the foregoing requirements under our Bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than Verisign's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than 6:00 p.m. Eastern Time, Tuesday, March 23, 2026 (or, if the 2026 Annual Meeting of Stockholders is called for a date that is more than 30 days before or more than 30 days after such anniversary date, then notice must be provided not later than the close of business on the later of 60 calendar days prior to the 2026 Annual Meeting of Stockholders or the 10th calendar day following the day on which public announcement of the 2026 Annual Meeting of Stockholders is first made by the Company). The notice requirement under Rule 14a-19 is in addition to the applicable advance notice requirements under our Bylaws as described above.

Other Business

The Board does not presently intend to bring any other business before the Annual Meeting, and, so far as is known to the Board, no matters are to be brought before the Annual Meeting except as specified in the Notice of the Annual Meeting. As to any business that may properly come before the Annual Meeting, the proxies received will be voted in accordance with the best judgment of the persons voting such proxies.

Whether or not you expect to attend the Annual Meeting, please complete the proxy electronically as described on the Notice Regarding the Availability of Proxy Materials and under "Information About the Meeting—Internet and Telephone Voting" in this Proxy Statement, or alternatively, if you have received paper copies of our proxy materials, please complete, date, sign, and promptly return the proxy card or voting instruction form in the enclosed postage paid envelope or cast your vote by phone so that your shares may be represented at the Annual Meeting.

Communicating with Verisign

Visit our main website at https://www.verisign.com for additional information regarding our products and services, capabilities, technologies, and customer support. Our Investor Relations website at https://investor.verisign.com contains key corporate governance documents, financial information, links to our SEC filings, and a copy of this Proxy Statement, together with our 2024 Annual Report. References to our 2024 Annual Report and website references throughout this Proxy Statement (including any hyperlinks) are provided for convenience only, and the contents in our 2024 Annual Report and on the websites are not incorporated by reference into this Proxy Statement.

A copy of this Proxy Statement, together with our 2024 Annual Report, will be sent without charge to any stockholder who requests it. Please direct your requests to Verisign Investor Relations at ir@verisign.com (and specify your mailing address).

If you have any questions concerning the Annual Meeting or the proposals to be voted on at the Annual Meeting, you may submit your questions to the following address:

VeriSign, Inc.
Attention: Investor Relations
12061 Bluemont Way
Reston, Virginia 20190
or via email at ir@verisign.com

Phone: +1 (800) 922 4917
Int'l: +1 (703) 948 3447

If you have any questions concerning accounts of stockholders of record, including address changes, name changes, inquiries as to requirements to transfer shares, and similar issues, please contact our transfer agent Computershare by calling (877) 255-1918 (U.S.) or +1 (201) 680-6578 (outside the U.S.), or by accessing their website at https://www.computershare.com/investor.

If you have any questions concerning accounts of stockholders who hold their shares through an intermediary, such as a bank or broker, please contact the intermediary.

Appendix A

Proposed Amendment to the Certificate of Incorporation

EIGHT: A. Exculpation. A director <u>or officer</u> of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director <u>or officer, as applicable</u>, except for liability (i) for any breach of the director's <u>or officer's</u> duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) <u>of a director</u> under Section 174 of the Delaware General Corporation Law<u>,</u> ~~or~~ (iv) for any transaction from which the director <u>or officer</u> derived any improper personal benefit<u>, or (v) of an officer in any action by or in the right of the Corporation. Solely for purposes of this paragraph, "officer" shall have the meaning determined in accordance with Section 102(b)(7) of the Delaware General Corporation Law</u>. If the Delaware General Corporation Law is hereafter amended to further reduce or authorize, with approval of the Corporation's stockholders, further reductions in the liability of the Corporation's directors <u>or officers, as applicable,</u> for breach of fiduciary duty, then a director <u>or an officer, as applicable,</u> of the Corporation shall not be liable for any such breach to the fullest extent permitted by the Delaware General Corporation Law as so amended.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2024
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _______ to _______

Commission File Number: 000-23593

VERISIGN, INC.

(Exact name of registrant as specified in its charter)

Delaware	**94-3221585**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
12061 Bluemont Way, Reston, Virginia	**20190**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (703) 948-3200
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	VRSN	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.): Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity stock held by non-affiliates of the Registrant as of June 30, 2024, was $10.3 billion based upon the last sale price reported for such date on the Nasdaq Global Select Market. For purposes of this disclosure, shares of Common Stock held by persons known to the Registrant (based on information provided by such persons and/or the most recent Schedule 13Gs filed by such persons) to beneficially own more than 5% of the Registrant's Common Stock and shares held by officers and directors of the Registrant have been excluded because such persons may be deemed to be affiliates. This determination is not necessarily a conclusive determination for other purposes.

Number of shares of Common Stock, $0.001 par value, outstanding as of the close of business on February 7, 2025: 94.6 million shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement to be delivered to stockholders in connection with the 2025 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated.

VERISIGN FORM 10-K

2024

For purposes of this Annual Report on Form 10-K (this "Form 10-K"), the terms "Verisign", "the Company", "we", "us", and "our" refer to VeriSign, Inc. and its consolidated subsidiaries.

**PART I**

ITEM 1.   BUSINESS

Overview

We are a global provider of critical internet infrastructure and domain name registry services, enabling internet navigation for many of the world's most recognized domain names. We help enable the security, stability, and resiliency of the Domain Name System ("DNS") and the internet by providing Root Zone Maintainer services, operating two of the thirteen global internet root servers, and providing registration services and authoritative resolution for the *.com* and *.net* top-level domains ("TLDs"), which support the majority of global e-commerce.

We were incorporated in Delaware on April 12, 1995. Our principal executive offices are located at 12061 Bluemont Way, Reston, Virginia 20190. Our telephone number at that address is (703) 948-3200. Our common stock is traded on the Nasdaq Global Select Market under the ticker symbol VRSN. VERISIGN, the VERISIGN logo, and certain other product or service names are registered or unregistered trademarks in the U.S. and other countries. Other names used in this Form 10-K may be trademarks of their respective owners. Our primary website is https://www.verisign.com. The information available on, or accessible through, this website is not incorporated in this Form 10-K by reference.

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are available, free of charge, on the Investor Relations section of our website as soon as is reasonably practicable after filing such reports with the Securities and Exchange Commission (the "SEC"). The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at https://www.sec.gov.

Pursuant to our agreements with the Internet Corporation for Assigned Names and Numbers ("ICANN"), we make available files containing all active domain names registered in the *.com* and *.net* registries. Further, we also make available a summary of the active zone count registered in the *.com* and *.net* registries and the number of *.com* and *.net* domain name registrations in the domain name base. The zone counts and information on how to obtain access to the zone files can be found at https://www.verisign.com/zone. The domain name base is the active zone plus the number of domain names that are registered but not configured for use in the respective top-level domain zone file plus the number of domain names that are in a client or server hold status. The domain name base may also reflect compensated or uncompensated judicial or administrative actions to keep in or remove from the active zone an immaterial number of domain names. These files and the related summary data are updated at least once per day. The update times may vary each day. The number of domain names provided in this Form 10-K are as of midnight of the date reported.

We announce material financial information to our investors using our investor relations website https://investor.verisign.com, SEC filings, investor events, news and earnings releases, public conference calls and webcasts. We use these channels as well as social media to communicate with our investors and the public about our company, our products and services, and other issues. It is possible that the information we post on social media could be deemed to be material information. Therefore, we encourage investors, the media, and others interested in our company to review the information we post on the social media channels and websites listed below. This list may be updated from time to time on our investor relations website.

> https://verisign.com
> https://blog.verisign.com
> https://facebook.com/verisign
> https://x.com/verisign
> https://linkedin.com/company/verisign
> https://youTube.com/user/verisign
> https://dnib.com

The contents of these websites are not intended to be incorporated by reference into this Form 10-K or in any other report or document we file.

Services

We operate the authoritative directory, for all *.com, .net,* and *.name* domain names (generic top-level domains, "gTLDs"), as well as for certain transliterations of *.com* and *.net* in a number of different native languages and scripts (internationalized generic top-level domains, "IDN gTLDs"). We also operate the authoritative directory for all *.cc* domain names (country code top-level domain, or "ccTLD"). We operate the technical or back-end systems for *.edu* and certain other gTLDs. As the registry or service provider for these top-level domains, our services allow individuals and organizations to establish their online identities, while providing the secure, always-on access they need to communicate and transact reliably with online audiences.

We operate the *.com, .net,* and *.name* gTLDs and the IDN gTLDs under registry agreements with ICANN and also, with respect to the *.com* gTLD, a Cooperative Agreement with the U.S. Department of Commerce ("DOC"). We operate the *.cc* ccTLD under an agreement with Cocos (Keeling) Islands. Under separate agreements, we provide technical or back-end services for *.edu* and for certain other gTLDs.

We also perform the Root Zone Maintainer function under an agreement with ICANN for the core of the internet's DNS and operate two of the thirteen root zone servers that contain authoritative data for the top of the DNS hierarchy.

Our global constellation of DNS servers provides internet protocol ("IP") address information in response to queries, enabling the use of browsers, email systems, and other systems on the internet. In addition, we own and maintain our shared registration system that allows registrars to enter new second-level domain names into Verisign-operated central directories and to submit modifications, transfers, re-registrations, and deletions for existing second-level domain names ("Shared Registration System").

Domain names in the registries we operate can be registered for between one and 10 years. Unlike other gTLDs, the prices we charge for *.com*, *.net* and *.name* domain name registrations are subject to restrictions in our agreements with ICANN and our prices may be increased only according to those restrictions. Retail pricing for these domain name registrations is established by registrars. For *.com* domain name registrations, we pay ICANN on a quarterly basis $0.2575 for each annual domain name registration and a fixed fee of $6,250. For *.name* domain name registrations, we pay ICANN on a quarterly basis $0.25 for each annual domain name registration. For *.net* domain name registrations, we remit to ICANN a $0.75 fee per annual domain name registration that is collected from registrars.

Revenues for *.cc* domain names and our IDN gTLDs are based on prices that are not subject to the same pricing restrictions as those for the *.com*, *.net* and *.name* gTLDs. The fees for our performance of technical or back-end services for *.edu* and certain other gTLDs are based on the terms of our agreements with those respective businesses*.*

Operations Infrastructure

Our main operations infrastructure consists of secure data centers in Dulles, Virginia; Ashburn, Virginia; and New Castle, Delaware; as well as more than 200 other points of presence around the world. Our domain name servers refer requestors to the associated authoritative name servers for second level domains in the registries we operate or support, thus enabling DNS resolution for *.com* and *.net* domain names and for domain names in the other registries that we operate, or for which we provide technical or back-end services. Our servers process hundreds of billions of transactions daily. Our operations infrastructure operates continuously, supporting the security, integrity and availability of our services, which are critical for our business and internet users. The performance and availability of our infrastructure are critical for our business. Key features of our operations infrastructure include:

- *Distributed Servers:* We operate a large number of high-speed servers globally to support localized transaction volume and performance demands. In conjunction with our proprietary software, processes and procedures, this purpose-built global constellation of servers offers rapid failover, global and local load balancing, and threshold monitoring on critical servers.

- *Networking:* We deploy and maintain a redundant and diverse global network, maintain high-speed, redundant connections to numerous internet service providers, and maintain network interconnection relationships globally to ensure that our critical services are readily accessible to end users.

- *Security and Availability:* We incorporate architectural concepts such as protected domains, restricted nodes, and distributed access control in our system architecture. In addition, we employ firewalls and intrusion detection software, endpoint and network detection and response systems as well as proprietary security mechanisms at many points across our infrastructure. We perform continuous internal vulnerability testing and periodic controls audits, and also contract with third-party security organizations to perform periodic penetration tests and security risk assessments on our systems. We have engineered resiliency and diversity into how we host classes of products throughout our set of interconnected sites to reduce the risk of unknown vendor defects and zero-day security vulnerabilities.

- *Data Integrity:* We use several proprietary systemic integrity checks and validations to ensure data correctness when updating and publishing the DNS records for the registries we operate.

We continuously seek to enhance our infrastructure and capabilities to support both normal and peak system load plus attack volumes based on historical experience, as well as to address projected internet attack trends.

Call Centers and Service Desk: We provide customer support services over the phone, by email and through web-based self-help systems. Our support teams are staffed with trained technical customer support personnel. Support is available for customers 24 hours a day.

Operations Support and Monitoring: Through our network operations center, we have an extensive monitoring capability that enables us to track the status and performance of our critical systems, network and services. Our network operations center monitors our systems continuously.

Disaster Recovery Plans: We have disaster recovery and business continuity capabilities that are designed to deal with the loss of entire data centers and other facilities. We maintain data centers with mirrored services that allow failover with no data loss and no loss of function or capacity. Our critical data services (including domain name registration) use advanced storage systems and techniques such as synchronous mirroring and remote replication to our global resolution sites to provide data protection. We periodically operate services at alternate data centers during maintenance windows to ensure the availability of our data centers for disaster recovery.

Marketing, Sales and Distribution

We seek to expand our business through focused marketing campaigns and programs that target growth in *.com*, *.net* and *.cc* domain names, both domestically and internationally through our registrars. We provide tools to be used by both registrars and end users to enable them to find relevant domain names. We have marketing and sales offices and account management teams in several countries around the world.

Research and Development

We believe that timely development of new and enhanced capabilities for our DNS registration and resolution infrastructure and of new and enhanced ways to ensure the security, stability, and resiliency of our services, are vital to protect our business in an ever-increasing cyberthreat environment, to adapt to evolving internet protocols and standards, and to remain competitive in the marketplace. We also invest in R&D that benefits the DNS and internet community in which we operate more broadly.

Our future success will depend, in large part, on our ability to continue to maintain and enhance our current technologies and services and to develop new ones. We actively investigate and incubate new concepts and evaluate new business ideas through our innovation pipeline. We expect that most of the future enhancements to our existing services and our new services will be the result of internal development efforts in collaboration with suppliers, other vendors, customers, and the technology community. Under certain circumstances, we may also acquire or license technology from third parties.

Competition

We face competition in the domain name registry space from other gTLD and ccTLD registries that are competing for the business of entities and individuals that are seeking to obtain a domain name registration. In addition to the registries we operate or for which we provide technical or back-end services, there are numerous other operational gTLD registries, ASCII ccTLD registries, IDN ccTLD registries, and IDN gTLD registries. Under our agreements with ICANN, we are subject to certain restrictions in the operation of *.com*, *.net* and *.name* on pricing, bundling, marketing, methods of distribution, introduction of new registry services, and use of registrars, that do not apply to ccTLDs and other gTLDs and therefore may create a competitive disadvantage. Among our competitors operating gTLD and ccTLD registries are China Internet Network Information Center (CNNIC), DENIC eG, Nominet, Identity Digital, Public Interest Registry (PIR), CentralNic, Google, .xyz, GoDaddy, and Radix.

Demand for domain names could be negatively impacted to the extent end-users establish their online identities using social media (such as Facebook, Instagram or Tiktok) or transact business on e-commerce platforms (such as Amazon, Etsy and Taobao) instead of registering domain names. Furthermore, demand for domain names could also be negatively impacted by the activities of providers of web and mobile applications that allow end-users to locate and access content.

Alternative namespaces, new technologies and the expansion of existing technologies may increase competitive pressure. Our industry is characterized by collaborative relationships involving our competitors. In the past, certain of our competitors have consolidated or vertically integrated. Our ability to participate and benefit from such collaborative arrangements or consolidations may be limited and such collaborative arrangements and consolidations could harm our competitive position and adversely impact our business.

Industry Regulation

The DNS is governed under a multi-stakeholder model comprised of civil society, the private sector, including for-profit and not-for-profit organizations such as ICANN, governments, including the U.S. government, academia, non-governmental organizations, and international organizations. ICANN plays a central coordination role in this bottom-up multi-stakeholder system. ICANN is mandated through its bylaws to uphold a private sector-led multi-stakeholder approach to internet governance for the public benefit. ICANN's multi-stakeholder policy development processes have created, and will continue to create, policies, programs, and standards that directly or indirectly impact our business. Certain policies can be adopted as Consensus or Temporary Policies, which we are obligated to follow under our agreements with ICANN.

We are also subject to country-level laws and regulations in the United States and in international locations. In China, we are required to maintain licenses for *.com, .net,* and *.cc* under regulations issued by the Ministry of Industry and Information Technology. Additionally, in many jurisdictions in which we operate, including California, the European Union, the United Kingdom, China and elsewhere, strict data security and data privacy regulations have been, or are being, adopted. Because we do not possess extensive personal registrant information, we have not yet experienced significant impacts from these regulations. However, compliance costs and other business impacts could become significant if we begin to receive personal registrant information in our *.com* and *.net* gTLDs. Other regulations, or changes to regulations, including those related to cybersecurity, may also significantly impact our business operations.

.com Generic Top-Level Domain

Our operation of the *.com* gTLD is subject to the terms of a registry agreement with ICANN (as amended, the "*.com* Registry Agreement"). The current term of the *.com* Registry Agreement is six years and must be renewed or extended by November 30, 2030. Although the *.com* Registry Agreement contains a "presumptive" right of renewal, ICANN could terminate or refuse to renew the Registry Agreement in certain prescribed circumstances. See "Risk Factors - Any loss or modification of our right to operate the *.com* and *.net* gTLDs could have a material adverse impact on our business and result in loss of revenues." in Part I, Item 1A of this Form 10-K for further information.

Other significant terms within the *.com* Registry Agreement include performance specifications and service level agreements, including for example, for the availability of our DNS resolution services, our Shared Registration System, and our Registration Data Directory services, which include our Whois and Registration Data Access Protocol services. The *.com* Registry Agreement contains marketing limitations, including limitations on our ability to bundle products and the manner in which we provide marketing support to ICANN-accredited registrars. We are also required under the *.com* Registry Agreement to provide ICANN-accredited registrars with nondiscriminatory access to our systems to register or take other actions related to domain names. In order to introduce new Registry Services or make material changes to existing Registry Services, we must follow prescribed procedures which permit ICANN to review and approve such services.

The *.com* Registry Agreement permits an increase to the Maximum Price (as defined in the *.com* Registry Agreement) of *.com* domain name registrations by up to 7% over the previous year in each of the final four years of each six-year period. The first such six-year period began on October 26, 2018. The restrictions in the *.com* Registry Agreement relating to vertical integration apply solely to the *.com* gTLD.

Our operation of the *.com* gTLD is also subject to the terms of a Cooperative Agreement with the DOC. The Cooperative Agreement has undergone various amendments with the most recent, Amendment 35, on October 26, 2018. On November 30, 2024, the Cooperative Agreement was automatically renewed on the same terms for a successive six-year term and will automatically renew on November 30, 2030, unless the DOC provides written notice of non-renewal within 120 days prior to the end of the then-current term. The Cooperative Agreement requires the mutual consent of the DOC and the Company to change its terms. In addition, under Amendment 35, we have agreed to continue to operate the *.com* gTLD in a content-neutral manner and to work within ICANN processes to promote the development of content-neutral policies for the operation of the DNS.

The Cooperative Agreement further provides that we shall be entitled at any time during the term of the *.com* Registry Agreement to seek to remove the pricing restrictions contained in the *.com* Registry Agreement if we demonstrate to the DOC that market conditions no longer warrant pricing restrictions in the *.com* Registry Agreement, as determined by the DOC.

DOC approval of changes to or the renewal of the *.com* Registry Agreement was limited by Amendment 35 to only the following circumstances: (1) changes to the pricing provisions (other than as approved in Amendment 35, which are described above), (2) changes to the vertical integration provisions, (3) changes to the security, stability and resiliency posture as reflected in the functional or performance specifications (including the service level agreements), (4) changes to the conditions for renewal or termination of the *.com* Registry Agreement, or (5) changes to the Whois service (except as mandated by ICANN through Temporary or Consensus Policies). As was the case with prior amendments, Amendment 35 is not intended to confer federal antitrust immunity on the Company with respect to the *.com* Registry Agreement.

.net Generic Top-Level Domain

Our operation of the *.net g*TLD is subject to the terms of a registry agreement with ICANN (as amended, the ".*net* Registry Agreement"). The *.net* Registry Agreement was renewed on June 29, 2023. The current term of this agreement is six years and must be renewed or extended by July 1, 2029. The terms of the *.net* Registry Agreement are substantially similar to the terms of the *.com* Registry Agreement, except as to ICANN fees as described earlier and that the annual price for new and renewal *.net* domain name registrations may be increased by 10% each year. Our operation of the *.net* gTLD is not subject to the terms of the Cooperative Agreement.

Root Operations

We operate two of the world's thirteen root servers. Along with the ICANN community, we are involved in discussions to establish criteria for operations of the root server system including the root servers that we operate. We also publish the root zone file, as the Root Zone Maintainer, under the Root Zone Maintainer Service Agreement ("RZMA") with ICANN. The RZMA was renewed on October 20, 2024 and the current term of the RZMA ends on October 20, 2032. The RZMA is subject to an automatic eight-year renewal, unless earlier modified or terminated.

The descriptions of the *.com* Registry Agreement, the Cooperative Agreement, and the *.net* Registry Agreement are qualified in their entirety by reference to the text of the complete agreements that are incorporated by reference as exhibits in this Form 10-K.

Human Capital Management

Our employees are mission driven and values focused. Their dedication to these principles forms the backbone that enables Verisign to provide for the security, stability, and resiliency of the DNS and the internet. We recognize the importance of talent and culture in driving an environment that fosters high performance, inclusion, and integrity in all aspects of our work.

We are committed to attracting, developing, and retaining the best talent, and we routinely monitor and present our progress in these areas to executive management and the Compensation Committee of our Board of Directors. As of December 31, 2024, we had 932 employees, of which 929 were full-time. 863 employees (representing approximately 93% of our total workforce) were based in the U.S., and 69 employees (representing approximately 7% of our total workforce) were based outside the U.S. As of December 31, 2024, approximately 30% of our global workforce was female, and approximately 45% of our U.S. employees were ethnically and racially diverse. No U.S.-based employees are represented under collective bargaining agreements. Based on periodic monitoring, we believe that our employee turnover is relatively low compared to competitive benchmarks and historical trends. We attribute our strong retention rates to our employees' passion for and focus on the Company's mission and values, our continual development of talent, and our delivery of competitive and equitable reward programs. We regularly review our workforce policies, procedures, and training programs, as well as our overall workforce demographics, in an effort to create a high performing, ethical, respectful, and collaborative work environment where employees can thrive.

Employee Engagement: In order to deliver on our mission, we believe it is important to have a diverse and engaged workforce that exhibits our values, which include: being stewards of the internet, being passionate about technology, respecting others, exhibiting integrity, taking responsibility, and holding ourselves to a higher standard. We strive to create an environment where employees feel a sense of belonging and feel empowered to bring their diverse skills, perspectives, and talents to bear. These principles are integrated into our operating model and are foundational to our ability to attract, retain, and develop top talent and allow us to drive stronger overall performance and decision making. In 2024, we reinforced the importance of creating a respectful and inclusive workplace through training sessions. Additionally, our five employee resource groups serve to educate and further drive connection and a sense of belonging across the workplace. To monitor engagement levels and well-being we routinely conduct employee surveys and review key workforce statistics. In our most recent survey conducted in October 2024, approximately 96% of our employee population participated. The survey results indicated that our employees remain highly engaged, have a strong commitment to our mission and values, and are proud to work at Verisign. These sentiments are reflected in our workforce statistics, including our average employee tenure of approximately 10 years.

Compensation, Pay Equity, and Employee Benefits: To align with our philosophy of providing compelling total rewards, we have practices in place to deliver fair and equitable compensation for employees based on their contribution and performance. We benchmark and regularly review our compensation and benefits against the market to confirm they remain competitive. We offer a broad and comprehensive set of benefits to meet the diverse needs of our workforce. In addition, we regularly perform analyses on base pay, annual incentives, and long-term incentives to help calibrate compensation and ensure pay equity.

Talent Development and Acquisition: We are committed to the continued development of our people. Strategic talent reviews and succession planning occur on a regular basis. We believe that employee development is anchored in acquiring skills and work experiences that meet the needs of the business and the individual. We focus on leadership capability development and provide opportunities that enhance technical and soft skills to equip our workforce for current and future growth. Our learning opportunities are a blend of on-the-job experiences and instructor-led and on-demand learning sessions that meet the unique development needs of our workforce. Additionally, all employees are required to complete annual ethics and compliance and monthly data security trainings. Our managers regularly hold conversations with employees about career management, coaching, and other development opportunities to help encourage and drive the growth of our talent. We are focused on the competitive labor market, and we work diligently to ensure comprehensive sourcing strategies are in place which enable the attraction of the best talent.

Employee Health, Safety and Well-being: We are committed to maintaining a safe and healthy environment for our employees. We have a robust physical safety and security program, including a life safety program which trains employees on appropriate emergency responses. We also offer a holistic wellness experience for our employees through our Mindful Connections program that supports employees across three pillars: physical, emotional, and financial. We support a hybrid work posture where our employees operate under team agreements that set the foundation for operating norms and allow employees to create work schedules that align with corporate and individual needs. This provides employees more flexibility to manage a healthy work-life balance. Our offices remain key to enabling collaboration, networking, and strategic discussion.

The following table shows a comparison of our consolidated employee headcount, by function:

	As of December 31,		
	2024	2023	2022
Employee headcount by function:			
Cost of revenues	256	247	242
Research and development	246	244	255
Selling, general and administrative	430	417	420
Total	932	908	917

Intellectual Property

We rely on a combination of copyrighted software, trademarks, service marks, patents, trade secrets, know-how, restrictions on disclosure, and other methods to protect our proprietary assets. We also enter into confidentiality and/or intellectual property assignment agreements with our employees, consultants, customers and business partners. We also control access to and distribution of proprietary documentation and other confidential information.

We have been issued numerous patents in the U.S. and abroad, covering a wide range of our technologies. Additionally, we continue to file patent applications with respect to certain of our technologies in the U.S. Patent and Trademark Office and internationally. Patents may not be awarded with respect to these applications and even if such patents are awarded, they may not provide sufficient protection of our technologies. We continue to consider opportunities for strategic growth and use of our patent portfolio.

We have obtained trademark registrations for the VERISIGN mark and VERISIGN logo in the U.S. and certain countries, and have pending trademark applications for the VERISIGN logo in a number of other countries. We have common law rights in other proprietary names. We take steps to enforce and monitor potential infringement of Verisign's trademarks. We rely on the strength of our Verisign brand to help differentiate ourselves in the marketing of our products and services.

Our principal intellectual property consists of, and our success is dependent upon, proprietary software used in our business and certain methodologies (many of which are patented or for which patent applications are pending) and technical expertise and proprietary know-how we use in both the design and implementation of our current and future registry services. We own our proprietary Shared Registration System through which registrars submit second-level domain name registrations for each of the registries we operate, as well as the ATLAS distributed lookup system which processes hundreds of billions of queries per day. Some of the software and protocols used in our business are in the public domain or are otherwise available to our competitors, and some are based on open standards set by organizations such as the Internet Engineering Task Force. To the extent any of our patents are considered "standard essential patents," we may be required to license such patents to our competitors on fair, reasonable and non-discriminatory terms or otherwise be limited in our ability to assert such patents.

Information About Our Executive Officers

The following table sets forth information regarding our executive officers as of February 13, 2025:

Name	Age	Position
D. James Bidzos	69	Executive Chairman, President, and Chief Executive Officer
George E. Kilguss, III	64	Executive Vice President, Chief Financial Officer
Danny R. McPherson	50	Executive Vice President, Technology and Chief Security Officer
Thomas C. Indelicarto	61	Executive Vice President, General Counsel and Secretary

D. James Bidzos has served as Executive Chairman since August 2009 and Chief Executive Officer since August 2011 and President since April 2024. He also served as President from August 2011 to February 2020. He served as Executive Chairman and Chief Executive Officer on an interim basis from June 2008 to August 2009 and served as President from June 2008 to January 2009. He served as Chairman of the Board since August 2007 and from April 1995 to December 2001. He served as Vice Chairman of the Board from December 2001 to August 2007. Mr. Bidzos served as Vice Chairman of RSA Security Inc., an internet identity and access management solution provider, from March 1999 to May 2002, and Executive Vice President from July 1996 to February 1999. Prior thereto, he served as President and Chief Executive Officer of RSA Data Security, Inc. from 1986 to February 1999.

George E. Kilguss, III has served as Chief Financial Officer since May 2012. From April 2008 to May 2012, he was the Chief Financial Officer of Internap Network Services Corporation, an IT infrastructure solutions company. From December 2003 to December 2007, he served as the Chief Financial Officer of Towerstream Corporation, a company that delivers high speed wireless internet access to businesses. From 1997 to 2000, he served as the Chief Financial Officer of Stratos Global Corporation, a mobile satellite services company. Mr. Kilguss holds an M.B.A. degree from the University of Chicago's Graduate School of Business and a B.S. degree in Economics and Finance from the University of Hartford.

Danny R. McPherson has served as Executive Vice President, Technology and Chief Security Officer since April 2022. From May 2010 to April 2022, he served in various roles of increasing responsibility, including as Chief Security Officer. Prior to joining the Company, Mr. McPherson was Chief Security Officer with Arbor Networks, a cybersecurity solutions company, and prior to that held technical leadership positions in architecture, engineering and operations with Amber Networks, a network technology company; Qwest Communications, Inc., a telecommunications company; Genuity, Inc., a technology company; MCI Communications, Inc., a telecommunications company; and the U.S. Army Signal Corps.

Thomas C. Indelicarto has served as General Counsel and Secretary since November 2014. From September 2008 to November 2014, he served as Vice President and Associate General Counsel. From January 2006 to September 2008, he served as Litigation Counsel. Prior to joining the Company, Mr. Indelicarto was in private practice as an associate at Arnold & Porter LLP and Buchanan Ingersoll (now, Buchanan Ingersoll & Rooney, PC). Mr. Indelicarto also served as a U.S. Army officer for nine years. Mr. Indelicarto holds a J.D. degree from the University of Pittsburgh School of Law and a B.S. degree from Indiana University of Pennsylvania.

ITEM 1A.   RISK FACTORS

Please carefully consider the following discussion of significant factors, events and uncertainties that make an investment in our securities risky. In addition to other information in this Form 10-K, the following risk factors should be carefully considered in evaluating us and our business. When the factors, events and contingencies described below or elsewhere in this Form 10-K materialize, our business, operating results, financial condition, reputation, cash flows or prospects can be materially adversely affected. In such cases, the trading price of our common stock could decline and you could lose part or all of your investment. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also materially adversely affect our business, operating results, financial condition, reputation, cash flows and prospects. Actual results could differ materially from those projected in the forward-looking statements contained in this Form 10-K as a result of the risk factors discussed below and elsewhere in this Form 10-K and in other filings we make with the SEC.

Cybersecurity and Technology Risk Factors

Attempted security breaches, including from the exploitation of vulnerabilities, cyber-attacks and Distributed Denial of Service ("DDoS") attacks against our systems and services increase our costs, expose us to potentially material liability, and could materially harm our business and reputation.

As an operator of critical internet infrastructure, we experience a high rate of cyber-attacks and attempted security breaches targeting our systems and services, including the most sophisticated forms of attacks, such as advanced persistent threat attacks, exploitation of zero-day vulnerabilities, ransomware attacks, and social engineering attacks. The forms of these attacks are constantly evolving and may involve methods, tools, and strategies that may not have been previously identified and may not have been observed until the moment of launch, or until sometime after, making these attacks virtually impossible to anticipate and difficult to defend against. In addition to external threats, our systems and services are subject to insider threat risks, including physical or electronic break-ins, sabotage, and risks from suppliers, such as consultants and advisors, SaaS providers, hardware, software, and network systems manufacturers, regional internet registries, and other vendors, or from current or former contractors or employees. These threats and any resulting security breaches can arise from intentional or unintentional actions. Our continued exposure to these threats and the potential that they could lead to material liability claims against us requires us to expend significant financial and other resources. We have developed policies, standards, and procedures to identify, protect, detect, respond, and recover from threats posed by cybersecurity risks, and failure to comply with these policies, standards, and procedures by our employees or suppliers could limit our ability to effectively manage threats from these cybersecurity risks. In addition, we must ensure that our employees stay focused on protecting the Company against cybersecurity threats especially in our hybrid work environment, or our ability to effectively manage cybersecurity risks could be impacted. Our failure to effectively manage these security risks, including insider threats, could result in material harm to our business, including loss of or delay in revenues, failure to meet service level agreements, material liability claims, failure to maintain market acceptance, injury to our reputation, and increased costs, and could call into question our ability to preserve the security and stability of the internet.

Security vulnerabilities in our systems and our vendors' systems, including vulnerabilities in third party software and hardware, pose a material risk to our operations. We use externally-developed technology, systems, and services, including both hardware and software, for a variety of purposes, including compute, storage, encryption and authentication, back-office support, and other functions. We have developed policies, standards, and procedures to reduce the impact of security vulnerabilities in system components, as well as at any vendors where our data is stored or processed. However, such measures cannot provide absolute security. Vulnerabilities could be exploited before a vulnerability has been disclosed or before our remediation is effective and if so, could cause systems and service interruptions, data loss and other damages. Our failure to identify, remediate and mitigate security vulnerabilities, including any potential failure to timely replace and upgrade hardware, software, or other technology assets, could result in material harm to our business, including loss of or delay in revenues, failure to meet service level agreements, material liability claims, failure to maintain market acceptance, injury to our reputation, increased costs, and call into question our ability to preserve the security and stability of the internet.

In addition, our networks have been, and likely will continue to be, subject to DDoS attacks. Recent industry experience has demonstrated that DDoS attacks continue to grow in size and sophistication and have the ability to widely disrupt internet services. We have successfully mitigated DDoS attacks to date; however, there can be no assurance that we will be able to defend against every attack, especially as the attacks increase in size and sophistication. Any attack, even if only partially successful, could disrupt our networks, increase response time, negatively impact our ability to meet our service level agreements, and generally impede our ability to provide reliable service to our customers and the broader internet community. We have historically incurred, and will continue to incur, significant costs to enable our infrastructure to process levels of attack traffic that can be substantially larger than our normal transaction volume. We are employing new technologies and new and different services and capabilities to help mitigate DDoS attacks. If these new technologies, services and capabilities are not effective, our infrastructure could be disrupted, our response times could increase, our ability to meet our service level agreements could be negatively impacted, and our ability to provide reliable service to our customers and the broader internet community could be impeded.

In addition, we are subject to social engineering attacks including phishing, spear phishing, whaling, vishing, smishing, and domain spoofing, which are designed to entice people to divulge sensitive information or take actions that, if successful, could pose a material risk to our operations. The number of such attacks is increasing. Recent advances in artificial intelligence have increased the sophistication of these types of attacks as attackers are able to create more personalized and targeted communications using information derived from people's relationships, online behavior and preferences. Social engineering attacks have occurred in concert with ransomware attacks. The various measures we take to mitigate cyber-attacks, including our deployment of advanced tools and implementation of redundant architecture and multiple recovery solutions, as well as conducting continuous security awareness training to address social engineering attacks and periodic exercises to mitigate the threat of ransomware cannot provide absolute security. We still may be subject to successful cyber attacks. Our failure to prevent such attacks, including any successful social engineering attack, could result in our inability to meet our service level agreements and could otherwise materially harm our business, including from legal claims, governmental investigations and scrutiny, injury to our reputation, and increased costs.

We do not maintain specific reserves for security breaches, cyber-attacks and DDoS attacks against our systems and the amount of insurance coverage we maintain may be inadequate to cover claims or liabilities relating to such attacks.

We may introduce undetected or unknown defects into our systems or services, which could materially harm our business and harm our vendors or our customers.

Despite testing, services as complex as those we offer or develop could contain undetected defects or errors, which could result in service outages or disruptions, compromised customer data, including DNS data, diversion of development resources, injury to our reputation, legal claims, increased insurance costs or increased service costs. Performance of our services, whether or not defective, could have unforeseen or unknown adverse effects on the networks over which they are delivered, on internet users and consumers, and on third-party applications and services that use our services, any of which could result in legal claims against us. While we strive to prevent, detect and remediate defects or errors, they can and do occur and they could result in our inability to meet customer expectations in a timely manner, failure to meet our service level agreements, injury to our reputation, and increased costs.

Our infrastructure and services are subject to vulnerabilities in the global routing system for the internet, as well as risks arising from internet services providers' increasing adoption of the Resource Public Key Infrastructure system.

Routing on the internet depends on the Border Gateway Protocol ("BGP"), which is a protocol that relies on networks within the internet infrastructure acting in a trustworthy manner when sharing information about destinations for connectivity and the routing of internet traffic. As a trust-based protocol, BGP has a number of vulnerabilities that may lead to outages or disrupt our services, including as a result of "route hijacks" that involve accidental or malicious rerouting of internet traffic, or "route leaks" that involve the malicious or unintentional propagation of routing information beyond the intended scope of the originator, receiver, and/or one of the networks along the route's path. Both route hijacks and route leaks can result in partial or full rerouting of internet traffic for the impacted destinations. These types of events, which are generally beyond our control, could enable an array of attack conditions or service disruptions, and could result in adverse publicity and adversely affect the public's perception of the security of e-commerce and communications over the internet, as well as of the security or reliability of our services.

To address internet routing system vulnerabilities, many internet service providers have adopted and apply internet reachability policies based on a system known as the Resource Public Key Infrastructure ("RPKI") operated by the regional internet registries ("RIRs"). The RIRs allocate internet number resources, such as internet protocol addresses, to enterprises and network operators. We have limited visibility into the maturity of and investment in the RIRs' operational and security controls, which are outside of our control. When the availability, integrity, or confidentiality of any of the information in the RPKI system, or systems used to maintain and administer RPKI data and systems, are impacted or otherwise compromised in any of the RIRs, or any network operator that is a relying party of the RPKI system, or the operations or ingestion of data from the RPKI system are otherwise impacted by a known or unknown vulnerability, our services may be negatively impacted. Such impacts may include degraded or full loss of reachability of service addresses in the global internet routing system, resulting in degradation or complete loss of availability of our registration and resolution services. A compromise of the RPKI system and related services, or unintentional or unauthorized manipulation of data therein, may also result in other denial of service attack conditions for our infrastructure and services. The systemic dependencies introduced by the RPKI system and by the relying parties of the RPKI system, including internet service providers, are outside of our control, and systems that depend upon the RPKI may be only as secure as the weakest elements of the RPKI system. Contracting with RIRs for the provision of and access to RPKI services carries material operational risks, as described above, as well as material contractual risks, which may expose us to service disruptions and material liability.

We could encounter system interruptions or system failures resulting from activities beyond our direct control that could materially harm our business.

We depend on the uninterrupted operation of our various systems, secure data centers, points of presence around the world and other computer and communication networks. Our systems and operations are vulnerable to damage or interruption from power loss, transmission cable cuts and other telecommunications failures, damage or interruption caused by fire, earthquake, and other natural disasters, intentional acts of vandalism, terrorist attacks, unintentional mistakes, or errors. Our systems and operations also face risks inherent in, or arising from, the terms and conditions of our agreements with service providers to operate our networks and data centers. We are also subject to the risk of state suppression of internet operations. Any of these scenarios could create potential liability and exposure, including from a failure to meet our service level agreements, and could decrease customer satisfaction, harming our business, or resulting in adverse publicity and damage to our reputation or call into question our ability to preserve the security and stability of the internet.

Our data centers, our data center systems, including the Shared Registration Systems located at our data centers, and our resolution systems are vulnerable to damage or interruption, which could impede our ability to provide our services, expose us to material liability, and materially harm our reputation.

Most of the computing infrastructure for our Shared Registration System is located at, and most of our customer information is stored in, data centers we own or lease. These data centers, which are concentrated in the same geographic region, are vulnerable to damage or interruption, including from natural disasters, such as fires, earthquakes, hurricanes, and floods, power loss, hardware or system failures, physical or electronic break-ins, human error or interference. We are also regularly updating and enhancing our network architecture in our data centers and globally distributed resolution systems. If our data center facilities or the updated network architectures, hardware or software upgrades, or security controls do not operate as expected, including the ability to quickly switch over between sites, we could experience service interruptions or outages. A failure in the operation of our Shared Registration System could result in the inability of one or more registrars to register or manage domain names for a period of time. If such a registrar has not implemented robust services in a manner that preserves transactions until processed by the registry, then the failure in the operation of our Shared Registration System could result in permanent loss of transactions at the registrar during that period. A failure in the operation of our Shared Registration System could also impact our ability to provide up-to-date information in our globally distributed resolution systems, which could result in breaches of our service level agreements pertaining to our resolution services and impact the resolution of domain names on the internet. We do not carry insurance or designated financial reserves for such interruptions.

In addition, our services depend on the secure and efficient operation of the internet connections to and from customers to our Shared Registration System residing in our secure data centers as well as our globally distributed resolution systems. These connections depend upon the secure and efficient operation of internet service providers, internet exchange point operators, and internet backbone service providers. Such providers have encountered periodic operational problems or experienced outages in the past beyond our scope of control and may continue to encounter problems and outages or may choose to discontinue their service. If the providers that our connections depend upon do not protect, maintain, improve, and reinvest in their networks or present inconsistent, incorrect, or invalid data regarding routing information or DNS responses through their networks, our business could be harmed.

A failure in the operation or update of the root zone servers that we operate, the root zone file, the Root Zone Management System, the TLD name servers, the TLD zone files that we operate, or other network functions, could result in, among other problems, (1) a DNS resolution or other service outage or degradation, (2) the deletion of one or more gTLDs or ccTLDs from the internet, (3) the deletion of one or more second-level domain names from the internet, or (4) a misdirection of one or more domain names to different servers. A failure in the operation or update of the supporting cryptographic and other operational infrastructure that we maintain could result in similar consequences. Any of these problems or outages could create potential material liability and exposure from litigation and investigations, could result in a failure to meet our service level agreements, and could decrease customer satisfaction, harming our business. These problems could also result in adverse publicity, decrease the public's trust in the security of e-commerce and other forms of online presence, or call into question our ability to preserve the security and stability of the internet.

We retain certain customer and employee information in our data centers and various domain name registration systems. Any physical or electronic break-in or other security breach or compromise of the information stored at our data centers or domain name registration systems may jeopardize the security of information we retain or that is retained in the computer systems and networks of our customers. In such an event, we could face material liability and exposure from litigation and investigations, fail to meet service level agreements, or be at risk of losing various security and standards-based compliance certifications needed for operation of our businesses, and customers could be reluctant to use our services. Any such outcomes could also adversely affect our reputation and harm our business or cause financial losses that are either not insured against or not fully covered through any insurance.

12

We face risks from the operation of the root server system and our performance of the Root Zone Maintainer functions under the RZMA.

Although the overall root server system is redundant and dispersed, an infrastructure or services failure or other disruption of one or more organizations involved in the operation of the root server system could impact the effectiveness of our *.com* and *.net* authoritative servers and therefore negatively impact directory services necessary for the operation of the internet. We also have an important operational role in support of a key Internet Assigned Numbers Authority ("IANA") function as the Root Zone Maintainer. In this role, we provision and publish the authoritative root zone data and make it available to all root server operators under the RZMA with ICANN. If we make errors in the publication of the root zone or experience operational issues that impact the timeliness of updates to the root zone data, we may be subject to material claims challenging the RZMA or our performance under it, including tort claims, and we may not have immunity from, or sufficient indemnification or insurance for, such claims.

<u>Contractual, Regulatory, Legal and Compliance Risk Factors</u>

Any loss or modification of our right to operate the *.com* and *.net* gTLDs could have a material adverse impact on our business and result in loss of revenues.

Substantially all of our revenues are derived from our operation of the *.com* gTLD under our Cooperative Agreement with the DOC and our *.com* Registry Agreement as well as our operation of the *.net* gTLD under our *.net* Registry Agreement. Any loss or modification of our right to operate the *.com* and *.net* gTLDs could materially and adversely impact our ability to conduct our business and result in loss of revenues. Our *.com* and *.net* Registry Agreements contain "presumptive" rights of renewal upon the expiration of their current terms on November 30, 2030 and June 30, 2029, respectively. ICANN could refuse to renew upon expiration or terminate our *.com* Registry Agreement or our *.net* Registry Agreement if, upon proper notice, (1) we fail to cure a fundamental and material breach of certain specified obligations, and (2) we fail to timely comply with a final decision of an arbitrator or court. Additionally, each of the *.com* and *.net* Registry Agreements provide that if certain terms of these agreements are not similar to such terms generally in effect in the registry agreements of the five largest gTLDs, then a renewal of these agreements would be upon terms reasonably necessary to render such terms to be similar to the registry agreements for those other gTLDs. Any such terms, if they apply, could be unfavorable to us and have a material adverse impact on our business.

Standard renewals of the *.com* Registry Agreement do not require further DOC approval, although the prior written approval of the DOC is required for the removal of, or any changes to the pricing section (other than as approved in Amendment 35 to the Cooperative Agreement), and for changes to certain other specified terms whether such removal or changes are made at a renewal or otherwise. We can provide no assurances that DOC approval would be provided upon our request for any of these changes.

In addition, under Amendment 35 to the Cooperative Agreement, we have agreed to continue to operate the *.com* gTLD in a content-neutral manner and to work within ICANN processes to promote the development of content-neutral policies for the operation of the DNS, and under our binding letter of intent with ICANN, we have agreed to work with the ICANN community to develop certain best practices and other commitments for the security, stability and resiliency of the DNS and the internet. Such policies and processes could expose us to compliance costs and substantial liability and result in costly and time-consuming investigations or litigation.

Changes or challenges to the pricing provisions in the *.com* Registry Agreement could have a material adverse impact on our business.

Under the terms of the *.com* Registry Agreement, we may increase the annual fee of each *.com* domain name registration or renewal by up to 7% over the previous year in each of the final four years of each six-year period. We can provide no assurances that we will exercise such right to increase the annual fee. In addition to this contractual right, we are entitled to increase the annual fee of each *.com* domain name registration or renewal by up to 7% due to the imposition of any new specifications or policies adopted by ICANN pursuant to the procedures set forth in its bylaws and due process ("Consensus Policies") or to a documented extraordinary expense resulting from an attack or threat of attack on the security and stability of the DNS (an "Extraordinary Expense"). In addition, our ability to increase the price for *.com* domain name registrations and renewals due to a Consensus Policy or Extraordinary Expense may occur only in years in which we do not increase the price for *.com* domain name registrations and renewals as described above. It is uncertain whether circumstances would arise that would permit us to take a price increase due to a Consensus Policy or Extraordinary Expense, or if they do, whether we would seek to increase the price for *.com* domain name registrations for this reason. A failure to seek and obtain a price increase due to a Consensus Policy or Extraordinary Expense, when applicable, could negatively affect our operating results. We also have the right under the Cooperative Agreement to seek the removal of these pricing restrictions on the *.com* gTLD if we demonstrate to the DOC that market conditions no longer warrant these restrictions. However, we can provide no assurances whether we will seek the removal of these restrictions, or whether the DOC would approve the removal of these restrictions.

Our *.com* Registry Agreement, and the Cooperative Agreement, including their pricing provisions, have been challenged, and could face challenges in the future, through publicity campaigns, governmental scrutiny, media interest, legal challenges, or challenges under ICANN's accountability mechanisms. Such challenges have arisen, and could in the future, arise from trade organizations, the media, registrars, registrants, and others, particularly when these agreements are being renewed. These challenges, if successful, and even when unmeritorious and/or unsuccessful, could have a material adverse effect on our business.

Government regulation and the application of new and existing laws in the U.S. and internationally may slow business growth, increase our costs of doing business, create potential material liability and could have a material adverse effect on our business.

Application of new and existing laws and regulations in the U.S. or internationally to the internet or the domain name industry have imposed and may in the future impose new costs and new restrictions on our business. . In the U.S., new or modified Executive Orders or legislation involving the internet, cybersecurity, or in other areas could result in new obligations that could negatively impact our business. In addition, laws and regulations, including those designed to restrict who can register and who can distribute domain names or to require registrants to provide additional documentation to register domain names, have, and may in the future, impose significant additional costs on our business and subject us to additional liabilities or could prevent us from operating in certain jurisdictions. For example, the government of China has indicated that it will issue, and has issued, new regulations, and it has begun to enforce existing regulations differently, including by directing certain implementation models for registry services, that impose additional costs on, and risks to, our provision of registry services in China. These regulations are impacting the demand for domain name registrations in China. These regulations require registries, including us, and China-based registrars, to obtain a government-issued license for each gTLD or ccTLD operating in China. Any failure to obtain or renew the required licenses, or to comply with any license requirements or any updates thereto, or any failure to comply with these regulations or directives, by us or our China-based registrars, could result in significant harm to our business in China including the suspension of some or all of our registry services in China.

We are also subject to changing laws and regulations that impact whether, how, and under what circumstances we may transfer, process and/or receive certain data that is critical to our operations, including data shared between countries or regions in which we operate and data shared among our products and services. For example, the data transfer frameworks between the U.S. and E.U. have been subject to legal challenges, which has created uncertain legal obligations.

New laws, regulations, directives or ICANN policies that require us to obtain and maintain personal information of registrants of domain names in the *.com* and *.net* gTLDs could impose material compliance costs and could create new, material legal and other risks to our business.

If we are required to, or choose to, obtain and maintain personal information of registrants of domain names in the *.com* and *.net* gTLDs we could be required to incur significant compliance and legal costs as a result of GDPR and other similar regulations. For example, in 2023, the European Union adopted the Network and Information Security Directive ("NIS 2") that addresses registrant data. Our current obligations do not require us to obtain and maintain personal information of registrants of domain names. Specific E.U. member state implementations of NIS 2 could create uncertainty about, or change, these obligations. Failure to properly protect such information, if obtained, or failure to comply with GDPR or NIS 2, could expose the Company to material costs and penalties. In addition, new obligations to obtain and maintain personal information of registrants in the *.com* and *.net* gTLDs could conflict with certain laws and regulations that may require such personal information be maintained solely within the jurisdiction of the data subject. In addition, any such new obligations could increase the cost and risks associated with complying with regulations that require verification of registrant personal information, including for purposes of complying with the economic and trade sanctions programs administered by the Office of Foreign Assets Control ("OFAC").

Such laws, regulations, directives or ICANN policies, could give rise to significant claims, inquiries, investigations or other actions against us, which could result in significant costs, damages, fines or penalties and could delay the development of new products, change our current business practices, result in negative publicity, require significant management time and attention, all or any of which could materially harm our business.

Our international operations expose us and our business to additional economic, legal, regulatory and political risks that could have a material adverse impact on our revenues and business.

A significant portion of our revenues is derived from customers outside the U.S. Our business operations in international locations have required, and will continue to require, significant management attention and resources. We may also need to tailor some of our services for a particular location and to enter into international distribution and operating relationships. We may fail to maintain our ability to conduct business, including potentially material business operations in some international locations, or we may not succeed in expanding our services into new international locations or expand our presence in existing locations. Failure to do so could materially harm our business. Moreover, local laws and customs in many countries differ significantly from those in the U.S. In many foreign countries, particularly in those with developing economies, it is common for others to engage in business practices that are prohibited by our internal policies and procedures or U.S. law or regulations applicable to us. There can be no assurance that our employees, contractors and agents will not take actions in violation of such policies, procedures, laws and/or regulations. Violations of laws, regulations or internal policies and procedures by our employees, contractors or agents could result in financial reporting problems, investigations, fines, penalties, or prohibition on the importation or exportation of our products and services and could have a material adverse effect on our business. In addition, we face risks inherent in doing business internationally, including:

- competition with companies in international locations or other domestic companies entering international locations in which we operate, as well as local governments actively promoting ccTLDs that we do not operate;

- political and economic tensions between governments and changes in international trade policies and/or the economic and trade sanctions programs administered by OFAC of the U.S. Department of the Treasury;

- tariffs and other trade barriers and restrictions;

- difficulties in staffing and managing international operations;

- potential problems associated with adapting our services to technical conditions existing in different countries;

- additional vulnerability from terrorist groups targeting U.S. interests abroad;

- potentially conflicting or adverse tax consequences;

- reliance on third parties in international locations in which we only recently started doing business; and

- potential concerns of international governments or customers and prospects regarding doing business with U.S. technology companies due to alleged U.S. government data collection policies.

Political tensions between the United States and China, including tensions resulting from tariffs or proposed tariffs, in particular may pose additional risks to our business in China. The U.S. government has imposed restrictions on certain Chinese companies and on trading in certain technologies. The Chinese government has announced actions that, if implemented, could impose additional restrictions on the operations of non-Chinese companies in China. These and possible future government actions could impact our ability to operate in China and may cause our management's attention to be diverted, our reputation to be damaged, or our business in China to be adversely affected.

Changes in, or interpretations of, tax rules and regulations or our tax positions may materially and adversely affect our income taxes.

We are subject to income taxes in both the U.S. and numerous international jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Our effective tax rates may fluctuate significantly on a quarterly basis because of a variety of factors, including changes in the mix of earnings and losses in countries with differing statutory tax rates, changes in our business or structure, changes in tax laws that could adversely impact our income or non-income taxes or the expiration of or disputes about certain tax agreements in a particular country. We are subject to audit by various tax authorities. In accordance with U.S. GAAP, we recognize income tax benefits, net of required valuation allowances and accrual for uncertain tax positions. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different than that which is reflected in historical income tax provisions and accruals. Should additional taxes be assessed as a result of an audit or litigation, an adverse effect on our results of operations, financial condition and cash flows in the period or periods for which that determination is made could result.

The Organization for Economic Cooperation and Development ("OECD") continues to issue guidance that will provide a long-term, multilateral proposal on the taxation of the digital economy. Certain countries, including our major international tax jurisdictions, have enacted legislation based on the OECD's guidance. To date the legislation has had a limited impact on us, but the impact of future legislation is uncertain. Similarly, some international tax jurisdictions, independent of the OECD, have enacted or may enact new tax regimes aimed at income resulting from digital services. Although we cannot predict the nature or outcome of such changes or the likelihood of such legislative proposals being adopted in the U.S. or throughout the world, any or all of these changes in tax laws, including but not limited to changes in scope of OECD's Pillar One, as well as new guidance issued and enacted pertaining to OECD's Pillar Two, could increase our taxes and adversely impact our financial condition and cash flow.

Our business faces risks arising from ICANN's consensus and temporary policies, technical standards and other processes.

Our Registry Agreements with ICANN require us to implement Consensus Policies and changes mandated by ICANN through temporary specifications or policies ("Temporary Policies"). ICANN could adopt Consensus Policies or Temporary

Policies that (1) are unfavorable to us as the registry operator of *.com*, *.net* and other gTLDs we operate, (2) are inconsistent with our current or future plans, (3) impose substantial costs on our business, (4) subject the Company to additional legal risks, or (5) affect our competitive position. These Consensus Policies or Temporary Policies could have a material adverse effect on our business.

Our Registry Agreements with ICANN require us to implement and comply with various technical standards and specifications published by the Internet Engineering Task Force ("IETF"). ICANN could impose requirements on us through changes to these IETF standards, or new standards, that are inconsistent with our current or future plans, that impose substantial costs on our business, that subject the Company to additional legal risks, or that affect our competitive position. Any such changes to the IETF standards, or new standards, could have a material adverse effect on our business.

Weakening of, or changes to, the multi-stakeholder form of internet governance could materially and adversely impact our business.

The internet is governed under a multi-stakeholder model comprising civil society, the private sector, including for-profit and not-for-profit organizations such as ICANN, governments, including the U.S. government, academia, non-governmental organizations and international organizations. If ICANN fails to uphold, or if the multi-stakeholder model is significantly redefined, it could harm our business. For example, certain governments, governmental organizations, and private actors continue to express dissatisfaction with the multi-stakeholder form of internet governance and have proposed alternatives including oversight by the United Nations or by international treaties. Furthermore, national legislation has been proposed on topics such as information security and access to personal information that effectively supplants the multi-stakeholder process for policy development in the DNS. Substantially weakening or replacing the multi-stakeholder form of internet governance could materially harm our business.

In addition, in 2016 the U.S. government transferred key internet functions to ICANN, who adopted new and enhanced accountability mechanisms in its bylaws such as the creation of the Empowered Community. There can be no assurance that the removal of the U.S. government oversight of these key functions, or the changes to ICANN's bylaws, will not negatively impact our business.

Claims, lawsuits, audits or investigations in which we are or could become involved may result in material adverse outcomes to our business.

We are, and may in the future become, involved in claims, lawsuits, audits, and investigations, including intellectual property litigation and infringement claims. Litigation is inherently unpredictable, and unexpected judgments or excessive verdicts do occur. In addition, proceedings that we initially view as immaterial could prove to be material. Adverse outcomes in lawsuits, audits and investigations, could result in significant monetary damages, including indemnification payments, or injunctive relief that could adversely affect our ability to conduct our business, and may have a material adverse effect on our financial condition, results of operations and cash flows. For example, we are engaged in activities to help mitigate security threats and other forms of DNS abuse in the gTLDs and ccTLD we operate and we are involved in community efforts that have increased and expanded such activities to include contractual obligations. For example, we receive reports of suspected threats and abuse and we notify registrars or others of domain names associated with suspected malicious or illegal activity. We may also disable one or more domain names in the gTLDs or ccTLD we operate including in response to reports of suspected threats and abuse, governmental directives and court orders in those jurisdictions in which we operate. Activities such as these have resulted in, and could in the future result in, significant litigation and could harm our reputation. Given the inherent uncertainties in litigation, even when we are able to reasonably estimate the amount of possible loss or range of loss and therefore record an aggregate litigation accrual for probable and reasonably estimable loss contingencies, the accrual may change in the future due to new developments or changes in approach. In addition, such claims, lawsuits, audits and investigations could involve significant expense and diversion of management's attention and resources from other matters.

<u>Economic and Competition Risk Factors</u>

Challenging global economic conditions have in the past and may in the future negatively impact our business.

Factors such as inflation, interest rates, currency fluctuations, trade barriers, tariffs, war, civil unrest, and other political and economic developments and their impact on global economic conditions have in the past and may in the future negatively impact our business. In particular, demand for our services has substantially declined in China and may continue to decline further due to lower economic growth and as a result of Chinese regulatory mandates that make it more difficult to register a domain name or establish an online presence using a domain name. The overall economic impact, severity and duration of these conditions, as well as the timing, strength, and sustainability of any future economic growth or recovery, are not known at this time, and are not within the Company's control.

The business environment is highly competitive and, if we do not compete effectively, we may suffer material adverse impact to our business, including lower demand for our products, reduced gross margins, and loss of market share.

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We face competition from services that provide an online identity or presence, including other gTLDs and ccTLDs. In order to remain competitive, we must continually demonstrate the security, stability, and resiliency of our services and must adopt and support new technologies to adapt our services to changing cybersecurity threats, regulations, application environments, market conditions, and our customers' and internet users' preferences and practices. Also to remain competitive, we have undertaken important initiatives such as our efforts to acquire the .*web* gTLD, and we may in the future undertake other important initiatives. Any of these initiatives require significant resources, can subject us to regulatory scrutiny and/or negative publicity, and divert management attention from our existing business. Such undertakings, including our efforts to acquire the .*web* gTLD, may be unsuccessful and costly. In addition, competing technologies developed by others or the emergence of new industry standards may adversely affect our competitive position or render our services or technologies noncompetitive or obsolete. Finally, consolidation within our industry has occurred and is likely to continue to occur. Our ability to participate and benefit from such consolidations may be limited and consolidation within our industry among our competitors could harm our competitive position and adversely impact our business.

We have been designated as the registry operator for certain new gTLDs, including certain IDN gTLDs. Our new gTLDs may not be as or more successful than the new gTLDs obtained by our competitors. In addition, our new gTLDs may face additional universal acceptance and usability challenges and it is possible that resolution of domain names within some of these new gTLDs may be blocked within certain state or organizational environments, challenging universal resolvability of these domain names and their general acceptance and usability.

See the "Competition" section in Part I, Item 1 of this Form 10-K for further information.

Strategic, Business and Operating Risk Factors

The evolution of technologies or internet practices and behaviors, the adoption of substitute technologies, or wholesale price increases of domain names in the gTLDs we operate may materially and negatively impact the demand for the domain names for which we are the registry operator.

Technologies relating to online presence, including social media, mobile devices, apps, and search engines, have evolved and continue to evolve, changing the internet practices and behaviors of consumers and businesses. These ongoing changes can negatively impact the demand for our domain names. In addition, registrants purchase domain names for a variety of reasons, including personal, commercial, and investment reasons. Changes in the motivation of domain name registrants can negatively impact our business.

Technology changes to web browser or internet search technologies could reduce demand for domain names. Similarly, if internet users' preferences or practices shift away from recognizing and relying on web addresses or if internet users were to significantly decrease the use of web browsers in favor of applications to locate and access content, demand for domain names in the gTLDs we operate could be negatively impacted. Demand for domain names in the gTLDs we operate could be negatively impacted by new technologies that significantly decrease the use of traditional domain names to present and protect an online identity. New technologies that encourage internet users to expand the use of third-level domains or alternative identifiers, such as identifiers from social networking, e-commerce platforms and microblogging sites, could also negatively impact the demand for domain names in the gTLDs we operate. In addition, the demand for domain names in the gTLDs we operate could be impacted by alternative namespaces with domain-name-like identifiers that are operated outside the single authoritative DNS root zone, including blockchain namespaces. To the extent that web browsers, applications, DNS registrars and DNS resolvers recognize and support such namespaces, and that internet users are able to perform online operations with identifiers from such namespaces, demand for domain names in gTLDs and ccTLDs in the single authoritative DNS root zone, including the gTLDs we operate, could be negatively impacted. To the extent that alternative namespaces introduce user confusion about the relationship between identical or similar-looking identifiers in these namespaces and domain names in the DNS, demand for domain names and user confidence in the value of domain names as unique identifiers could also be negatively impacted. In addition, applications using artificial intelligence could be transformational in ways that cannot be predicted at this time. To the extent such applications impact the demand for domain names, it could have a material impact on our business.

Some registrars and registrants purchase and resell domain names at an increased price in a secondary market. Adverse changes in the resale value of domain names, changes in the business models for such domain name registrars and registrants, or other factors, including regulations limiting the resale of domain names, could result in a decrease in the demand and/or renewal rates for domain names in the gTLDs we operate.

Some registrars and registrants seek to generate revenues by registering domain names specifically for website advertising. Changes in the way these registrars and registrants are compensated (including changes in methodologies and metrics) by advertisers and advertisement placement networks, such as Google, Baidu and Bing, have adversely affected, and may continue to adversely affect the market for domain names used for this purpose, which has resulted in, and may continue to result in, a decrease in demand and/or the renewal rate for such domain names. In addition, if spending on online advertising and marketing is reduced, this may result in a further decline in the demand for domain names used for this purpose.

Under the terms of the *.com* and *.net* Registry Agreements, as amended, we are permitted to increase the annual fee of each *.com* and *.net* domain name registration or renewal according to the provisions in these agreements. To the extent we increase our prices, there could be a decrease in the demand and/or renewal rates for *.com* or *.net* domain names.

If we fail to expand our services into developing and emerging economies in international locations, our business may not grow.

We seek to serve new, developing, and emerging economies in international locations to grow our business. These economies are rapidly evolving and may not grow or even if they do grow, our services may not be widely used or accepted there. Accordingly, the demand for our services in these locations is uncertain. Factors that may affect acceptance or adoption of our services in these locations include:

- regional internet infrastructure development, expansion, penetration and adoption, and the development, maturity and depth of our sales channels;

- acceptance and adoption of substitute products and services that enable online presence without a domain name, including social media, e-commerce platforms, website builders and mobile applications;

- increased acceptance and adoption of other substitute products and services, including ccTLDs or other gTLDs;

- public perception of the security of our products and services;

- the use of mobile applications as the primary engagement mechanism for navigating the internet; and

- government regulations affecting the internet, internet access and availability, domain name registrations or the provision of registry services, data security, privacy, or data localization, e-commerce or telecommunications.

If our services are not widely accepted or adopted in these locations, our business may not grow.

Our business depends on registrars and their resellers maintaining their focus on marketing our products and services.

All of the domain name registrations and renewals for the registries we operate occur through registrars. Registrars and their resellers engage in substantial marketing efforts to increase the demand and/or renewal rates for domain names as well as their own associated offerings. Consolidation in the registrar or reseller industry or changes in ownership, management, or strategy among individual registrars or resellers, including vertical integration by registrar or reseller industry participants, could result in significant changes to their businesses, operating models, and cost structures. These changes could include reduced marketing efforts for the gTLDs we operate or other operational changes that could adversely impact the demand and/or the renewal rates for the domain names for which we are the registry operator.

With the introduction of new gTLDs, many of our registrars and resellers have chosen to, and may continue to choose to, focus their short- or long-term marketing efforts on these new offerings and/or reduce the prominence or visibility of our products and services on their e-commerce platforms. Our registrars and resellers sell domain name registrations of other competing registries, including new gTLDs, and some also sell and support their own services for websites such as email, website hosting, and other services. Our registrars and resellers may be more motivated to sell to registrants to whom they can also market their own services. To the extent that registrars and resellers focus more on selling and supporting their services and less on the registration and renewal of domain names in the gTLDs we operate, our revenues could be adversely impacted. Our ability to successfully market our services to, and build and maintain strong relationships with, new and existing registrars or resellers is a factor upon which successful operation of our business is dependent. If we are unable to keep a significant portion of their marketing efforts focused on selling registrations of domain names in the gTLDs we operate, as opposed to other competing gTLDs, including the new gTLDs, or their own services, our business could be harmed.

We depend on highly skilled employees to maintain and provide innovative solutions for our business, and our business could be materially harmed if we are not able to attract and retain such qualified talent.

Our business is highly technical and requires individuals skilled and knowledgeable in unique technologies, configurations, operating systems, and software development tools. We depend on the knowledge, experience, and performance of these employees and leaders to effectively manage and provide innovative solutions for our business. For example, we require employees with expertise in DNS operations and with certain cybersecurity specialties. Because such employees are in high demand by our competitors and other companies, we must be able to attract, integrate, retain and motivate such highly skilled employees and leaders. Failure to attract and retain such employees and to effectively implement succession plans for these employees could harm our business.

Intellectual Property Risk Factors

We rely on our intellectual property rights to protect our proprietary assets, and any failure by us to protect or enforce, or any misappropriation of, our intellectual property could materially harm our business.

Our success depends in part on our internally developed technologies and related intellectual property. Despite our precautions, it may be possible for an external party to copy or otherwise obtain and use our intellectual property without authorization. Furthermore, the laws of other countries may not protect our proprietary rights in those countries to the same extent U.S. law protects these rights in the U.S. In addition, it is possible that others may independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, our business could suffer. Additionally, we have filed patent applications with respect to some of our technology in the U.S. Patent and Trademark Office and patent offices outside the U.S. Patents may not be awarded with respect to these applications and even if such patents are awarded, third parties may seek to oppose or otherwise challenge our patents, and such patents' scope may differ significantly from what was requested in the patent applications and may not provide us with sufficient protection of our intellectual property. In the future, we may have to resort to litigation to enforce and protect our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. This type of litigation is inherently unpredictable and, regardless of its outcome, could result in substantial costs and diversion of management attention and technical resources. Some of the software and protocols used in our business are based on standards set by standards setting organizations such as the IETF. To the extent any of our patents are considered "standards essential patents," in some cases we may be required to license such patents to our competitors on reasonable and non-discriminatory terms or otherwise be limited in our ability to assert such patents.

We also license externally developed technology that is used in some of our products and services to perform key functions. These externally developed technology licenses may not continue to be available to us on commercially reasonable terms or at all. The loss of, or our inability to obtain or maintain, any of these technology licenses could hinder or increase the cost of our services, launching new products and services, entering into new markets and/or otherwise harm our business. Some of the software and protocols used in our business are in the public domain or may otherwise become publicly available, which means that such software and protocols are or may become equally available to our competitors.

We rely on the strength of our Verisign brand to help differentiate our products. Dilution of the strength of our brand could harm our business. We are at risk that we will be unable to fully register, build equity in, or enforce the Verisign logo in all markets where Verisign products and services are sold.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

Our cybersecurity program is designed and implemented to assess, identify, mitigate and manage risks from cybersecurity threats that may result in adverse effects on the integrity and availability of our production and information systems. Among other items, our cybersecurity program is comprised of policies, standards, plans and frameworks for information security, business resilience, insider threat mitigation, technology asset management, cyber risk management, incident response and procurement. Material risks from cybersecurity threats include, among other things, operational disruption, including failure to meet our service level agreements, loss or destruction of data, hardware or intellectual property, and cyber extortion through ransomware. The management of cybersecurity risks, which involves significant and sustained resource commitments and management attention, is also integrated into the Company's enterprise risk management program through formal processes that help identify and elevate the most serious risks, including those pertaining to cybersecurity, for management at the enterprise level and oversight at the Board level. For more information on the Company's cybersecurity risks and their possible impact on our business strategy, results of operations, or financial condition see "Risk Factors – Cybersecurity and Technology Risk Factors" in Part I, Item 1A of this Form 10-K.

Our cybersecurity program leverages the NIST Cybersecurity Framework to help protect the Company's operations, information, production systems and networks from threats through cybersecurity practices, programs and tools that establish defenses in depth. The cybersecurity program includes, among other items, vulnerability and patch management, segmentation, identity and access management, application of zero-trust principles, automated ingestion of multi-source threat intelligence, end point and network detection/response, application security, secure configurations for operating systems and databases, continuous security monitoring and 24/7 security operations. The program has dedicated business resilience, insider threat and governance, risk and compliance ("GRC") functions that report to our Chief Information Security Officer ("CISO"). Incident management is governed by our Incident Response Plan that assigns incident command and control parameters and escalation protocols to management and the Board of Directors. Our cybersecurity program also focuses on risks from the use of third-party services. Our GRC team assesses the cybersecurity practices of current and prospective service providers for compliance with our requirements, and our procurement functions seek terms and conditions, including by example, audit rights and vulnerability or breach disclosure obligations, to enhance our defenses against supply chain risks.

Our cybersecurity program incorporates several control and best practice regimes, including for example, the Center for Internet Security ("CIS") controls. We conduct regular internal and external assessments, audits, and tabletop exercises to assess security vulnerabilities, control compliance and incident preparedness. These assessments and exercises include red team exercises simulating external attacks, threat and vulnerability assessments, ransomware, application, and secure image testing, crisis management exercises, including incident response, and internal audit reviews. Management and the Board's Cybersecurity Committee reviews the results of these exercises, audits and assessments. We also actively engage with third parties, such as key vendors, auditors, consultants, industry participants, and intelligence and law enforcement communities as part of our continuing efforts to evaluate and enhance the effectiveness of our cybersecurity program. We monitor emerging data protection laws and cybersecurity and privacy regulatory requirements and implement changes to our standards and processes for continued compliance. Our cybersecurity program also includes employee and contractor training, which primarily consists of monthly educational videos, annual trainings and certifications, and phishing exercises.

Our cybersecurity strategy and program are led by our Executive Vice President of Technology and Chief Security Officer ("CSO"), who reports to the CEO. Our CSO has over 25 years of experience in technology and cybersecurity leadership positions and has authored several security-related books and numerous patents, IP standards, and security research publications. He has served in various capacities on various technology working groups and standards setting organizations including the Internet Architecture Board and the Internet Engineering Task Force. Our CSO manages a converged security, engineering and operations organization that helps to ensure that cyber and other security priorities are appropriately integrated throughout technology and operations, as well as more broadly across the Company. Our CISO, Chief Information Officer ("CIO"), Chief Technology Officer ("CTO") and the head of architecture and engineering report to our CSO. These and other experienced employees lead the teams responsible for implementing various parts of our cybersecurity program.

In addition, a management-level Safety and Security Council ("Council") chaired by our CEO and comprised of our CSO, General Counsel, and other senior officers, provides cross-functional coordination for the management of the Company's security functions. The Council receives information, typically monthly, on the status of the cybersecurity program, initiatives, incidents, cybersecurity risks, assessments, and threats, among other items. The Chair of the Board's Cybersecurity Committee is the Board's liaison to the Council and attends the regular meetings of the Council.

The Cybersecurity Committee assists the Board with its oversight of the Company's cybersecurity risks and our cybersecurity program. The Committee reviews our incident response plan, including escalation protocols, business continuity program plans, program budgets and resources, and our cybersecurity insurance program. The Committee also reviews and discusses the activities of the Council at each of its regularly scheduled meetings. The Committee operates pursuant to a written charter and calendar, each of which are reviewed on an annual basis. The Cybersecurity Committee and the full Board receive quarterly status reports on the cybersecurity program from the CSO, addressing progress and updates on various cybersecurity functions and initiatives including, for example, compliance, assessments, security operations and incident response, business resilience, DDoS attacks, data privacy, technology and asset management, controls, and vulnerability management.

ITEM 2.   PROPERTIES

As of December 31, 2024, we owned each of our significant properties, which include our facilities in Reston, Virginia, and data center facilities in New Castle, Delaware and Dulles, Virginia. We also lease a number of smaller office and data center locations around the world. We believe that our existing facilities, both owned and leased, are in good condition and suitable for the conduct of our business.

ITEM 3.   LEGAL PROCEEDINGS

As previously disclosed, Afilias Domains No. 3 Limited (now called Altanovo Domains Limited) ("Afilias"), a competitor and losing bidder in the *.web* auction, filed a form of arbitration proceeding against ICANN, an Independent Review Process ("IRP") under ICANN's bylaws, on November 14, 2018. Afilias alleged that the agreement between Verisign and Nu Dotco, LLC ("NDC") pertaining to *.web* violated ICANN's policies. ICANN paused the processing of NDC's *.web* application during the IRP proceeding. On May 20, 2021, the IRP panel dismissed Afilias' claims pertaining to the invalidation of the *.web* auction and it recommended that ICANN's Board of Directors review the objections about the *.web* auction and thereafter make a decision on the delegation of *.web*. Further, the IRP panel rejected a subsequent application for reconsideration filed by Afilias, imposing monetary sanctions and concluding that the application was frivolous.

Thereafter, ICANN's Board considered the objections raised pertaining to the *.web* auction pursuant to a lengthy and detailed process. On April 30, 2023, the Board concluded without objection that Verisign and NDC did not violate any ICANN's policies and it directed that the processing of NDC's *.web* application be resumed.

Before *.web* could be awarded to NDC, Afilias filed another IRP on July 14, 2023, and as a result, ICANN's processing of NDC's *.web* application remains paused. Similar to the first IRP, Afilias again seeks to invalidate the *.web* auction and have *.web* awarded to Afilias. On April 11, 2024, Verisign and NDC submitted a written request to participate in the IRP. Additional IRP hearings and briefings are scheduled during 2025.

In view of the outcome of the first IRP, the prior imposition of sanctions on Afilias, and the ICANN Board's decision of April 30, 2023 we believe that Afilias' continued attempts to obtain the rights to *.web* are improper and without merit and undertaken for the purpose of delaying the delegation of *.web* to NDC and its eventual assignment to Verisign.

We are also involved in various investigations, claims and lawsuits arising in the normal conduct of our business, none of which, in our opinion, will have a material adverse effect on our financial condition, results of operations, or cash flows. We cannot assure you that we will prevail in any litigation. Regardless of the outcome, any litigation may require us to incur significant litigation expense and may result in significant diversion of management attention.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on the Nasdaq Global Select Market under the symbol VRSN. On February 7, 2025, there were 289 holders of record of our common stock. We cannot estimate the number of beneficial owners since many brokers and other institutions hold our stock on behalf of stockholders.

Share Repurchases

The following table presents the share repurchase activity during the three months ended December 31, 2024:

	Total Number of Shares Purchased (3)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1) (3)	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs (1)(2)
		(Shares in thousands)		
October 1 – 31, 2024	548	$185.21	548	$ 1,181.2 million
November 1 – 30, 2024	575	$181.46	575	$ 1,076.9 million
December 1 – 31, 2024	277	$195.90	277	$ 1,022.7 million
	1,399		1,399	

(1) Effective July 25, 2024, our Board of Directors authorized the repurchase of our common stock in the amount of $1.11 billion, in addition to the $388.0 million that remained available for repurchases under the share repurchase program, for a total repurchase authorization of up to $1.50 billion under the program. The share repurchase program has no expiration date. Purchases made under the program could be effected through open market transactions, block purchases, accelerated share repurchase agreements or other negotiated transactions.

(2) Amounts presented are exclusive of the excise tax on share repurchases.

(3) Amounts in the table above may not sum due to rounding.

Performance Graph

The information contained in the Performance Graph shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that we specifically incorporate it by reference into a document filed under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act.

The following graph compares the cumulative total stockholder return on our common stock, the Standard and Poor's ("S&P") 500 Index, and the S&P 500 Information Technology Index. The graph assumes that $100 (and the reinvestment of any dividends thereafter) was invested in our common stock, the S&P 500 Index and the S&P 500 Information Technology Index on December 31, 2019, and calculates the return annually through December 31, 2024. The stock price performance on the following graph is not necessarily indicative of future stock price performance.



	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24
VeriSign, Inc.	$ 100	$ 112	$ 132	$ 107	$ 107	$ 107
S&P 500 Index	$ 100	$ 118	$ 152	$ 125	$ 157	$ 197
S&P 500 Information Technology Index	$ 100	$ 144	$ 194	$ 139	$ 219	$ 300

ITEM 6. [Reserved]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

This Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements are based on current expectations and assumptions and involve risks and uncertainties, including, statements regarding our expectations about the sufficiency of our existing cash, cash equivalents and marketable securities, and funds generated from operations, together with our borrowing capacity under the unsecured revolving credit facility. Forward-looking statements include, among others, those statements including the words "expects," "anticipates," "intends," "believes" and similar language. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in the section titled "Risk Factors" in Part I, Item 1A of this Form 10-K. You should also carefully review the risks described in other documents we file from time to time with the SEC, including the Quarterly Reports on Form 10-Q or Current Reports on Form 8-K that we file in 2025. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this Form 10-K. We undertake no obligation to update publicly or revise such statements, whether as a result of new information, future events, or otherwise, except as required by law.

This section of this Form 10-K generally discusses 2024 and 2023 items and year-to-year comparisons between 2024 and 2023. Discussions of 2022 items and year-to-year comparisons between 2023 and 2022 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

Overview

We are a global provider of critical internet infrastructure and domain name registry services, enabling internet navigation for many of the world's most recognized domain names. We help enable the security, stability, and resiliency of the DNS and the internet by providing Root Zone Maintainer Services, operating two of the thirteen global internet root servers, and providing registration services and authoritative resolution for the *.com* and *.net* TLDs, which support the majority of global e-commerce.

As of December 31, 2024, we had 169.0 million *.com* and *.net* registrations in the domain name base. The number of domain names registered is largely driven by continued growth in online advertising, e-commerce, and the number of internet users, which is partially driven by greater availability of internet access, as well as marketing activities carried out by us and our registrars. The number of domain name registrations under our management may be negatively impacted by certain factors, including overall economic conditions, competition from ccTLDs, other gTLDs, services that offer alternatives for an online presence, such as social media, and ongoing changes in the internet practices and behaviors of consumers and businesses. Factors such as the evolving practices and preferences of internet users, and how they navigate the internet, as well as the motivation of domain name registrants and how they will manage their investment in domain names, can negatively impact our business and the demand for new domain name registrations and renewals.

2024 Business Highlights and Trends

- We recorded revenues of $1,557.4 million in 2024, which represents an increase of 4% as compared to 2023.

- We recorded operating income of $1,058.2 million during 2024, which represents an increase of 6% as compared to 2023.

- We finished 2024 with 169.0 million *.com* and *.net* registrations in the domain name base, which represents a 2.1% decrease from December 31, 2023.

- During 2024, we processed 37.4 million new domain name registrations for *.com* and *.net* compared to 39.4 million in 2023.

- The final *.com* and *.net* renewal rate for the third quarter of 2024 was 72.2% compared to 73.5% for the same quarter of 2023. Renewal rates are not fully measurable until 45 days after the end of the quarter.

- We repurchased 6.6 million shares of our common stock for an aggregate cost of $1.21 billion in 2024. As of December 31, 2024, there was $1.02 billion remaining for future share repurchases under the share repurchase program.

- We generated cash flows from operating activities of $902.6 million in 2024, which represents an increase of 6% as compared to 2023.

- Effective September 1, 2024, we increased the annual registry-level wholesale fee for each new and renewal *.com* domain name registration from $9.59 to $10.26.

- On November 25, 2024, we renewed the *.com* Registry Agreement with ICANN, pursuant to which we will remain the sole registry operator for the *.com* registry through November 30, 2030. Pursuant to the renewed *.com* Registry Agreement, we cannot increase the price of a *.com* domain name registration during the first two years of the six year contract term.

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, management evaluates those estimates. Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations of the registrant. We believe the following critical accounting estimates and policies have the most significant impact on our consolidated financial statements:

Income taxes

We operate in multiple tax jurisdictions in the United States and internationally. Tax laws and regulations in these jurisdictions are complex, interrelated, and periodically changing. Significant judgment or interpretation of these laws and regulations is often required in determining our worldwide provision for income taxes, including, for example, the calculations of taxable income in each jurisdiction, deferred taxes, and the availability and amount of deductions and tax credits. We have recognized $281.3 million of deferred tax assets, net as of December 31, 2024. Our income tax expense was $236.2 million for the year ended December 31, 2024. The final taxes payable are also dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from various tax examinations. See Note 11, "Income Taxes" of our Notes to Consolidated Financial Statements in Item 8 of this Form 10-K for additional information.

Results of Operations

The following table presents information regarding our results of operations as a percentage of revenues:

| | Year Ended December 31, | | |
	2024	2023	2022
Revenues	100.0 %	100.0 %	100.0 %
Costs and expenses:			
Cost of revenues	12.3	13.2	14.1
Research and development	6.2	6.1	6.0
Selling, general and administrative	13.6	13.7	13.7
Total costs and expenses	32.1	33.0	33.8
Operating income	67.9	67.0	66.2
Interest expense	(4.8)	(5.0)	(5.3)
Non-operating income, net	2.5	3.4	0.9
Income before income taxes	65.6	65.4	61.8
Income tax expense	(15.2)	(10.6)	(14.5)
Net income	50.4 %	54.8 %	47.3 %

Revenues

Our revenues are primarily derived from registrations for domain names in the *.com* and *.net* domain name registries. We also derive revenues from operating domain name registries and technical systems for several other gTLDs and one ccTLD, all of which are not significant in relation to our consolidated revenues. For domain names registered in the *.com* and *.net* registries, we receive a fee from registrars per annual registration that is determined pursuant to our agreements with ICANN. Individual customers, called registrants, contract directly with registrars or their resellers, and the registrars, who are our direct customers, in turn register the domain names with Verisign. Changes in revenues are driven largely by changes in the number of new domain name registrations and the renewal rate for existing registrations as well as the impact of new and prior price increases, to the extent permitted by ICANN and the DOC. New registrations and the renewal rate for existing registrations are impacted by continued growth in online advertising, e-commerce, and the number of internet users, as well as marketing activities carried out by us and our registrars. We also offer promotional incentive-based discount programs to registrars based upon market conditions and the business environment in which the registrars operate.

In November 2024, we renewed the *.com* Registry Agreement with ICANN, pursuant to which we will remain the sole registry operator for the *.com* registry through November 30, 2030. Under the *.com* Registry Agreement, we are permitted to increase the price of a *.com* domain name registration by up to 7% in each of the final four years of each six-year period. The first such six-year period began on October 26, 2018. We increased the annual registry-level wholesale fee for each new and renewal *.com* domain name registration from $8.97 to $9.59 effective September 1, 2023, and from $9.59 to $10.26 effective September 1, 2024. Under the *.net* Registry Agreement, which renewed in June 2023, we are permitted to increase the price of *.net* domain name registrations by up to 10% each year during the term of our agreement with ICANN, through June 30, 2029. We increased the annual registry-level wholesale fee for each new and renewal *.net* domain name registration from $9.02 to $9.92 effective February 1, 2023, and from $9.92 to $10.91 effective February 1, 2024. All fees paid to us for *.com* and *.net* registrations are in U.S. dollars.

A comparison of revenues is presented below:

	Year Ended December 31,				
	2024	% Change	2023	% Change	2022
	(Dollars in millions)				
Revenues	$ 1,557.4	4 %	$ 1,493.1	5 %	$ 1,424.9

The following table compares the *.com* and *.net* domain name registrations in the domain name base:

	As of December 31,				
	2024	% Change	2023	% Change	2022
.com and .net domain name registrations in the domain name	169.0 million	(2)%	172.7 million	(1)%	173.8 million

Revenues increased in 2024 compared to 2023, primarily due to the *.com* and *.net* price increases, partially offset by a decline in the *.com* and *.net* domain name base, and the elimination of revenue from the operation of the *.gov* gTLD, which was transitioned to another service provider in the fourth quarter of 2023.

Demand for *.com* and *.net* domain names has been primarily driven by continued internet growth and marketing activities carried out by us and our registrars. However, competitive pressure from ccTLDs, other gTLDs, services that offer alternatives for an online presence, such as social media, ongoing changes in internet practices and behaviors of consumers and business, as well as the motivation of existing domain name registrants managing their investment in domain names, such as for resale at increased prices or for revenue generation through website advertising, and global economic conditions, has limited the demand for *.com* and *.net* domain names and may continue to do so in the future. While the core value proposition of a domain name remains strong, challenging economic and regulatory conditions have continued to weaken demand for *.com* and *.net* domain name registrations in China, and some registrars, particularly in the U.S., have shifted their focus to increasing profitability through higher retail pricing and a decrease in marketing activities targeting new customer acquisition. The combination of these factors has negatively impacted our renewal rates and the volume of new *.com* and *.net* domain name registrations, resulting in a decline in our domain name base.

Geographic revenues

We generate revenues in the U.S.; Europe, the Middle East and Africa ("EMEA"); Australia, China, Japan, Singapore, and other Asia Pacific countries ("APAC"); and certain other countries, including Canada and Latin American countries.

The following table presents a comparison of the Company's geographic revenues:

	Year Ended December 31,				
	2024	% Change	2023	% Change	2022
	(Dollars in millions)				
U.S	$ 1,035.5	4 %	$ 994.7	6 %	$ 937.6
EMEA	249.6	9 %	228.2	1 %	226.0
APAC	175.7	1 %	174.8	4 %	167.7
Other	96.6	1 %	95.4	2 %	93.6
Total revenues	$ 1,557.4	4 %	$ 1,493.1	5 %	$ 1,424.9

Revenues in the table above are attributed to the country of domicile and the respective regions in which our registrars are located; however, this may differ from the regions where the registrars operate or where registrants are located. Revenue growth for each region may be impacted by registrars reincorporating, relocating, or from acquisitions or changes in affiliations of resellers. Revenue growth for each region may also be impacted by registrars domiciled in one region, registering domain names in another region. The majority of our revenue growth was generated from registrars based in the U.S. and EMEA, while revenue growth in APAC was limited during 2024 compared to 2023 primarily as a result of a 13% decline in revenues from China due to the lower demand noted above.

Cost of revenues

Cost of revenues consists primarily of salaries and employee benefits expenses for our personnel who manage the operational systems, depreciation expenses, operational costs associated with the delivery of our services, fees paid to ICANN, customer support and training, costs of facilities and computer equipment used in these activities, telecommunications expense and allocations of indirect costs such as corporate overhead.

A comparison of cost of revenues is presented below:

	Year Ended December 31,				
	2024	% Change	2023	% Change	2022
	(Dollars in millions)				
Cost of revenues	$ 191.4	(3)%	$ 197.3	(2)%	$ 200.7

Cost of revenues decreased in 2024 compared to 2023 primarily due to decreases in depreciation expenses and telecommunication expenses, partially offset by an increase in compensation and benefits expenses and a combination of other individually insignificant factors. Depreciation expenses decreased by $7.4 million due to a decrease in capital expenditures in recent periods. Telecommunication expenses decreased by $3.9 million primarily due to savings on renewals of colocation agreements. Compensation and benefits expenses increased by $2.6 million primarily due to annual salary increases.

Research and development

Research and development expenses consist primarily of costs related to research and development personnel, including salaries and other personnel-related expenses, consulting fees, facilities costs, computer and communications equipment, support services used in our service and technology development, and allocations of indirect costs such as corporate overhead.

A comparison of research and development expenses is presented below:

	Year Ended December 31,				
	2024	% Change	2023	% Change	2022
	(Dollars in millions)				
Research and development	$ 96.7	6 %	$ 91.0	6 %	$ 85.7

Research and development expenses increased in 2024 compared to 2023 primarily due to an increase in compensation and benefit expenses and a combination of several other individually insignificant factors. Compensation and benefits expenses increased by $3.0 million primarily due to annual salary increases.

Selling, general and administrative

Selling, general and administrative expenses consist primarily of salaries and other personnel-related expenses for our executive, administrative, legal, finance, information technology, human resources, sales, and marketing personnel, travel and related expenses, trade shows, costs of computer and communications equipment and support services, consulting and professional service fees, costs of marketing programs, costs of facilities, management information systems, support services, and certain tax and license fees, offset by allocations of indirect costs such as facilities and shared services expenses to other cost types.

A comparison of selling, general and administrative expenses is presented below:

		Year Ended December 31,			
	2024	% Change	2023	% Change	2022
			(Dollars in millions)		
Selling, general and administrative	$ 211.1	3 %	$ 204.2	4 %	$ 195.4

Selling, general and administrative expenses increased in 2024 compared to 2023 primarily due to increases in compensation and benefits expenses, equipment and software expenses and professional services expenses, partially offset by an increase in overhead expenses allocated to other cost types. Compensation and benefits expenses increased by $4.4 million primarily due to annual salary increases. Equipment and software expenses increased by $3.6 million primarily due to increases in expenses related to network security and other software services. Professional services expenses increased by $2.9 million primarily due to an increase in external consulting costs related to various projects. Overhead expenses allocated to other cost types increased by $3.1 million due to an increase in total allocable expenses.

Interest expense

Interest expense remained consistent during 2024 compared to 2023.

Non-operating income, net

See Note 10, "Non-operating Income, Net" of our Notes to Consolidated Financial Statements in Item 8 of this Form 10-K.

Income tax expense

		Year Ended December 31,	
	2024	2023	2022
		(Dollars in millions)	
Income tax expense	$ 236.2	$ 158.9	$ 206.4
Effective tax rate	23 %	16 %	23 %

The effective tax rate for each of the periods in the table above differed from the statutory federal rate of 21%, due to state income taxes and U.S. taxes on foreign earnings, net of foreign tax credits, offset by a lower foreign effective tax rate.

During 2023, we recognized $69.3 million of income tax benefits related to a step-up in tax basis of certain non-U.S. intellectual property, recognition of previously unrecognized income tax benefits as the related statutes of limitations lapsed, and a beneficial change in certain state income apportionment rules.

As of December 31, 2024, we had deferred tax assets arising from deductible temporary differences, tax losses, and tax credits of $282.2 million, net of valuation allowances, but before the offset of certain deferred tax liabilities. With the exception of a portion of deferred tax assets related to intellectual property, certain state and foreign net operating loss and foreign tax credit carryforwards, we believe it is more likely than not that the tax effects of the deferred tax liabilities, together with future taxable income, will be sufficient to fully recover the remaining deferred tax assets.

The income tax expense for 2024 includes the impact of the OECD Pillar 2 minimum tax adopted by applicable tax jurisdictions. While our foreign income taxes increased as a result of the Pillar 2 minimum tax, the overall impact was not material as the additional taxes in these jurisdictions were partly offset by related foreign tax credits in the U.S.

Liquidity and Capital Resources

The following table presents our principal sources of liquidity:

	As of December 31,	
	2024	2023
	(In millions)	
Cash and cash equivalents	$ 206.7	$ 240.1
Marketable securities	393.2	686.3
Total	$ 599.9	$ 926.4

The marketable securities primarily consist of debt securities issued by the U.S. Treasury meeting the criteria of our investment policy, which is focused on the preservation of our capital through investment in investment grade securities. The cash equivalents consist of amounts invested in money market funds, time deposits and U.S. Treasury bills purchased with original maturities of three months or less. As of December 31, 2024, all of our debt securities have contractual maturities of less than one year. Our cash and cash equivalents are readily accessible. For additional information on our investment portfolio, see Note 2, "Financial Instruments," of our Notes to Consolidated Financial Statements in Item 8 of this Form 10-K.

Effective July 25, 2024, our Board of Directors authorized the repurchase of our common stock in the amount of $1.11 billion, in addition to the $388.0 million that remained available for repurchases under the share repurchase program, for a total repurchase authorization of up to $1.50 billion under the program. In 2024, we repurchased 6.6 million shares of our common stock at an average stock price of $183.84 for an aggregate cost of $1.21 billion under our share repurchase program. In 2023, we repurchased 4.2 million shares of our common stock at an average stock price of $210.28 for an aggregate cost of $882.8 million. As of December 31, 2024, there was approximately $1.02 billion remaining available for future share repurchases under the share repurchase program.

As of December 31, 2024, we had $750.0 million principal amount outstanding of 2.70% senior unsecured notes due 2031, $550.0 million principal amount outstanding of 4.75% senior unsecured notes due 2027, and $500.0 million principal amount outstanding of 5.25% senior unsecured notes due April 2025 ("2025 Senior Notes"). Under existing market conditions, we intend to refinance all of our 2025 Senior Notes through the issuance of new long-term debt. As of December 31, 2024, we had no outstanding borrowings and $200.0 million in borrowing capacity under our credit facility which matures in 2028. If a suitable refinancing arrangement is not available due to a change in market conditions, we intend to utilize the credit facility to repay $200.0 million of the 2025 Senior Notes.

We believe existing cash, cash equivalents and marketable securities, and funds generated from operations, together with our ability to arrange for additional financing should be sufficient to meet our working capital, capital expenditure requirements, and to service our debt for the next 12 months and beyond. We regularly assess our cash management approach and activities in view of our current and potential future needs. Our most significant future cash requirements include interest and principal payments on the senior notes issuances described above, income tax payments, purchase obligations and registry fees related to the operation of certain top-level domains. These items are detailed in Note 12, "Commitments and Contingencies" of our Notes to Consolidated Financial Statements in Item 8 of this Form 10-K.

In summary, our cash flows were as follows:

	Year Ended December 31,		
	2024	2023	2022
	(In millions)		
Net cash provided by operating activities	$ 902.6	$ 853.8	$ 831.1
Net cash provided by (used in) investing activities	286.3	(97.4)	355.7
Net cash used in financing activities	(1,221.5)	(889.8)	(1,035.8)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(0.8)	(0.1)	(0.8)
Net (decrease) increase in cash, cash equivalents and restricted cash	$ (33.4)	$ (133.5)	$ 150.2

Cash flows from operating activities

Our largest source of operating cash flows is cash collections from our customers. Our primary uses of cash from operating activities are for personnel-related expenditures and other general operating expenses, as well as payments related to taxes, interest and facilities.

Net cash provided by operating activities increased in 2024 compared to 2023 primarily due to an increase in cash received from customers and a decrease in cash paid for income taxes, partially offset by an increase in cash paid to employees and vendors. Cash received from customers increased primarily due to the impact of the *.com* and the *.net* price increases. Cash paid for income taxes decreased primarily due to comparatively lower federal and foreign income tax payments, partially offset by higher state income tax payments and a higher installment payment for the transition tax on accumulated foreign earnings resulting from the 2017 Tax Cuts and Jobs Act. Cash paid to employees and vendors increased primarily due to increases in operating expenses and the timing of payments.

Cash flows from investing activities

The changes in cash flows from investing activities primarily relate to purchases, maturities and sales of marketable securities, and purchases of property and equipment.

We had net cash inflows from investing activities in 2024, compared to net cash outflows from investing activities in 2023, primarily due to an increase in proceeds from maturities and sales of marketable securities, net of purchases of marketable securities, and a decrease in purchases of property and equipment, primarily related to the purchase of a building in 2023.

Cash flows from financing activities

The changes in cash flows from financing activities primarily relate to share repurchases, proceeds from our employee stock purchase plan and payment of excise tax on share repurchases.

Net cash used in financing activities increased in 2024 compared to 2023 primarily due to an increase in share repurchases and payment of excise tax on share repurchases in 2024.

Dilution from RSUs

Grants of stock-based awards are key components of the compensation packages we provide to attract and retain certain of our employees and align their interests with the interests of existing stockholders. We recognize that these stock-based awards dilute existing stockholders and have sought to control the number granted while providing competitive compensation packages. As of December 31, 2024, there were a total of 0.7 million unvested RSUs which represent potential dilution of less than 1.0%. This maximum potential dilution will only result if all outstanding RSUs vest and are settled. In recent years, our stock repurchase program has more than offset the dilutive effect of RSU grants to employees; however, we may reduce the level of our stock repurchases in the future if and as we use our available cash for other purposes.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to financial market risks, including changes in interest rates and foreign exchange rates. We have not entered into any market risk sensitive instruments for trading purposes.

Interest Rate Sensitivity

The fixed income securities in our investment portfolio are subject to interest rate risk. As of December 31, 2024, we had $393.2 million of fixed income securities, which consisted of U.S. Treasury bills with maturities of less than one year. A hypothetical change in interest rates by 100 basis points would not have a significant impact on the fair value of our investments.

Foreign Exchange Risk Management

We conduct business in several countries and transact in multiple foreign currencies. The functional currency for all of our international subsidiaries is the U.S. dollar. Our foreign currency risk management program is designed to mitigate foreign exchange risks associated with monetary assets and liabilities of our operations that are denominated in currencies other than the U.S. dollar. The primary objective of this program is to minimize the gains and losses to income resulting from fluctuations in exchange rates. We may choose not to hedge certain foreign exchange exposures due to immateriality, prohibitive economic cost of hedging particular exposures, and limited availability of appropriate hedging instruments. We do not enter into foreign currency transactions for trading or speculative purposes, nor do we hedge foreign currency exposures in a manner that entirely offsets the effects of changes in exchange rates. The program may entail the use of forward or option contracts, which are usually placed and adjusted monthly. These foreign currency forward contracts are derivatives and are recorded at fair market value. We attempt to limit our exposure to credit risk by executing foreign exchange contracts with financial institutions that have investment grade ratings.

As of December 31, 2024, we held foreign currency forward contracts in notional amounts totaling $44.8 million to mitigate the impact of exchange rate fluctuations associated with certain foreign currencies. Gains or losses on the foreign currency forward contracts would be largely offset by the remeasurement of our foreign currency denominated assets and liabilities, resulting in an insignificant net impact to income. Net gains and losses from the Company's foreign currency exposure and related hedges are included in Non-operating income, net on the Consolidated Statements of Comprehensive Income.

A hypothetical uniform 10% strengthening or weakening in the value of the U.S. dollar relative to the foreign currencies in which our revenues and expenses are denominated would not result in a significant impact to our financial statements.

Market Risk Management

The fair market values of our senior notes are subject to interest rate risk. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. As of December 31, 2024, the aggregate fair value of the senior notes issued in 2015, 2017 and 2021 was $1.69 billion, based on available market information from public data sources.

ITEM 8.   **FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

VERISIGN FORM 10-K

2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
VeriSign, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of VeriSign, Inc. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, stockholders' deficit, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 13, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of accounting for income taxes

As discussed in Notes 1 and 11 to the consolidated financial statements, the Company recognized $281.3 million of deferred tax assets, net as of December 31, 2024. The Company's income tax expense was $236.2 million for the year ended December 31, 2024. The Company conducts business globally and consequently is subject to U.S. federal, state, as well as foreign income taxes in the jurisdictions it operates. The Company exercises judgment in the application of complex tax regulations in multiple jurisdictions.

We identified the evaluation of the accounting for income taxes as a critical audit matter. Evaluating the Company's application of complex tax regulations in the domestic and foreign jurisdictions it operates and the impact of those regulations on U.S. federal, state, and foreign income tax provisions required complex auditor judgment, and the use of tax professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's income tax process, including controls related to the application of complex tax regulations in the Company's various tax jurisdictions and the impact on the Company's U.S. federal, state, and foreign income tax provision. We involved domestic and international tax professionals with specialized skills and knowledge in various tax jurisdictions who assisted in evaluating the Company's analyses over the application of complex tax regulations in those jurisdictions.

/s/ KPMG LLP

We have served as the Company's auditor since 1995.

McLean, Virginia
February 13, 2025

VERISIGN FORM 10-K

2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
VeriSign, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited VeriSign, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, stockholders' deficit, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated February 13, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

McLean, Virginia
February 13, 2025

VERISIGN, INC.
CONSOLIDATED BALANCE SHEETS
(In millions, except par value)

	December 31, 2024	December 31, 2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 206.7	$ 240.1
Marketable securities	393.2	686.3
Other current assets	63.9	61.9
Total current assets	663.8	988.3
Property and equipment, net	224.5	233.2
Goodwill	52.5	52.5
Deferred tax assets	281.3	301.0
Deposits to acquire intangible assets	145.0	145.0
Other long-term assets	39.4	29.0
Total long-term assets	742.7	760.7
Total assets	$ 1,406.5	$ 1,749.0
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable and accrued liabilities	$ 257.8	$ 257.4
Deferred revenues	973.5	931.1
Current senior notes	299.8	—
Total current liabilities	1,531.1	1,188.5
Long-term deferred revenues	330.7	315.0
Long-term senior notes	1,492.5	1,790.2
Long-term tax and other liabilities	10.1	36.3
Total long-term liabilities	1,833.3	2,141.5
Total liabilities	3,364.4	3,330.0
Commitments and contingencies		
Stockholders' deficit:		
Preferred stock—par value $.001 per share; Authorized shares: 5.0; Issued and outstanding shares: none	—	—
Common stock and additional paid-in capital—par value $.001 per share; Authorized shares: 1,000; Issued shares: 355.2 at December 31, 2024 and 354.9 at December 31, 2023; Outstanding shares: 95.0 at December 31, 2024 and 101.3 at December 31, 2023	10,645.3	11,808.0
Accumulated deficit	(12,600.7)	(13,386.4)
Accumulated other comprehensive loss	(2.5)	(2.6)
Total stockholders' deficit	(1,957.9)	(1,581.0)
Total liabilities and stockholders' deficit	$ 1,406.5	$ 1,749.0

See accompanying Notes to Consolidated Financial Statements.

VERISIGN, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In millions, except per share data)

| | Year Ended December 31, | | |
	2024	2023	2022
Revenues	$ 1,557.4	$ 1,493.1	$ 1,424.9
Costs and expenses:			
Cost of revenues	191.4	197.3	200.7
Research and development	96.7	91.0	85.7
Selling, general and administrative	211.1	204.2	195.4
Total costs and expenses	499.2	492.5	481.8
Operating income	1,058.2	1,000.6	943.1
Interest expense	(75.3)	(75.3)	(75.3)
Non-operating income, net	39.0	51.2	12.4
Income before income taxes	1,021.9	976.5	880.2
Income tax expense	(236.2)	(158.9)	(206.4)
Net income	785.7	817.6	673.8
Other comprehensive income	0.1	0.1	0.1
Comprehensive income	$ 785.8	$ 817.7	$ 673.9
Earnings per share:			
Basic	$ 8.01	$ 7.91	$ 6.24
Diluted	$ 8.00	$ 7.90	$ 6.24
Shares used to compute earnings per share			
Basic	98.1	103.4	107.9
Diluted	98.2	103.5	108.0

See accompanying Notes to Consolidated Financial Statements.

VERISIGN, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
(In millions)

	Year Ended December 31,		
	2024	2023	2022
Total stockholders' deficit, beginning of period	$ (1,581.0)	$ (1,562.2)	$ (1,260.5)
Common stock and additional paid-in capital			
Beginning balance	11,808.0	12,644.5	13,620.1
Repurchase of common stock	(1,225.6)	(901.4)	(1,048.1)
Stock-based compensation	62.1	60.8	60.2
Issuance of common stock under stock plans	12.3	12.3	12.3
Excise tax on repurchase of common stock	(11.5)	(8.2)	—
Balance, end of period	10,645.3	11,808.0	12,644.5
Accumulated deficit			
Beginning balance	(13,386.4)	(14,204.0)	(14,877.8)
Net income	785.7	817.6	673.8
Balance, end of period	(12,600.7)	(13,386.4)	(14,204.0)
Accumulated other comprehensive loss			
Beginning balance	(2.6)	(2.7)	(2.8)
Other comprehensive income	0.1	0.1	0.1
Balance, end of period	(2.5)	(2.6)	(2.7)
Total stockholders' deficit, end of period	$ (1,957.9)	$ (1,581.0)	$ (1,562.2)

See accompanying Notes to Consolidated Financial Statements

VERISIGN, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended December 31,		
	2024	2023	2022
Cash flows from operating activities:			
Net income	$ 785.7	$ 817.6	$ 673.8
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation of property and equipment	36.9	44.1	46.9
Stock-based compensation expense	61.1	59.7	58.6
Amortization of discount on investments in debt securities	(21.1)	(27.8)	(7.7)
Other, net	3.6	3.3	3.8
Changes in operating assets and liabilities:			
Other assets	(12.4)	(1.5)	9.5
Other liabilities	(28.9)	(2.2)	(13.3)
Deferred revenues	58.1	27.0	65.7
Net deferred income taxes	19.6	(66.4)	(6.2)
Net cash provided by operating activities	902.6	853.8	831.1
Cash flows from investing activities:			
Proceeds from maturities and sales of marketable securities	1,195.1	1,278.9	1,721.5
Purchases of marketable securities	(880.7)	(1,330.5)	(1,338.4)
Purchases of property and equipment	(28.1)	(45.8)	(27.4)
Net cash provided by (used in) investing activities	286.3	(97.4)	355.7
Cash flows from financing activities:			
Repurchases of common stock	(1,225.6)	(901.4)	(1,048.1)
Proceeds from employee stock purchase plan	12.3	12.3	12.3
Payment of excise tax on repurchases of common stock	(8.2)	—	—
Other financing activities	—	(0.7)	—
Net cash used in financing activities	(1,221.5)	(889.8)	(1,035.8)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(0.8)	(0.1)	(0.8)
Net (decrease) increase in cash, cash equivalents and restricted cash	(33.4)	(133.5)	150.2
Cash, cash equivalents, and restricted cash at beginning of period	245.5	379.0	228.8
Cash, cash equivalents, and restricted cash at end of period	$ 212.1	$ 245.5	$ 379.0
Supplemental cash flow disclosures:			
Cash paid for interest	$ 72.8	$ 72.8	$ 72.8
Cash paid for income taxes, net of refunds received	$ 230.5	$ 239.7	$ 211.7

See accompanying Notes to Consolidated Financial Statements.

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business

VeriSign, Inc. ("Verisign" or "the Company") was incorporated in Delaware on April 12, 1995. The Company has one reportable segment. The Company helps enable the security, stability, and resiliency of the Domain Name System ("DNS") and the internet by providing Root Zone Maintainer services, operating two of the thirteen global internet root servers, and providing registration services and authoritative resolution for the *.com* and *.net* top-level domains, which support the majority of global e-commerce.

Basis of Presentation

The accompanying consolidated financial statements of Verisign and its subsidiaries have been prepared in conformity with generally accepted accounting principles ("GAAP") in the United States ("U.S."). All significant intercompany accounts and transactions have been eliminated.

The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

Significant Accounting Policies

Cash and Cash Equivalents

Verisign considers all highly-liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash and cash equivalents include certain money market funds, debt securities and various deposit accounts. Verisign maintains its cash and cash equivalents with financial institutions that have investment grade ratings and, as part of its cash management process, performs periodic evaluations of the relative credit standing of these financial institutions.

Marketable Securities

Marketable securities primarily consist of debt securities issued by the U.S. Treasury. All marketable securities are classified as available-for-sale and are carried at fair value. Unrealized gains and losses, net of taxes, are reported as a component of Accumulated other comprehensive loss. The specific identification method is used to determine the cost basis of the marketable securities sold. The Company classifies its marketable securities as current based on their nature and availability for use in current operations. The Company amortizes the discount on debt securities purchased below par value over the term of the instrument, and recognizes the amounts as interest income included in Non-operating income, net.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets of 35 to 47 years for buildings, 10 years for building improvements and three years to six years for computer equipment, software, office equipment, and furniture and fixtures. Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful lives of the assets or associated lease terms.

Capitalized Software

Software included in property and equipment includes amounts paid for purchased software and development costs for internally developed software. The Company capitalized $6.7 million and $7.2 million of costs related to internally developed software during 2024 and 2023, respectively.

Goodwill and Other Long-lived Assets

Goodwill represents the excess of purchase consideration over fair value of net assets of businesses acquired. The Company has only one reporting unit, which has a negative carrying value. Therefore, the goodwill is not subject to impairment.

Long-lived assets, such as property, plant, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset, or asset group, may not be recoverable. Such events or circumstances include, but are not limited to, a significant decrease in the fair value of the underlying business. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset, or asset group, to estimated undiscounted future cash flows expected to be generated by the asset, or asset group. An impairment charge is recognized in the amount by which the carrying amount of the asset exceeds its fair value.

As of December 31, 2024, the Company's assets include a deposit related to the purchase of the contractual rights to the *.web* gTLD. The amount paid to date has been recorded as a deposit until such time that the contractual rights are transferred to the Company. This asset would be tested for recoverability if the Company were to determine that it is no longer probable that the rights will be transferred. At the time of the transfer of the contractual rights, the Company will record the amount as an indefinite-lived intangible asset subject to review for impairment on an annual basis or more frequently if events or changes in circumstances indicate that an impairment is more likely than not.

Foreign Currency Remeasurement

Verisign conducts business in several different countries and transacts in multiple currencies. The functional currency for all of Verisign's international subsidiaries is the U.S. dollar. The Company's subsidiaries' financial statements are remeasured into U.S. dollars using a combination of current and historical exchange rates and any remeasurement gains and losses are included in Non-operating income, net. The Company recognized net remeasurement gains of $14.7 million in 2023. Net remeasurement gains and losses were not significant in 2024 and 2022.

Verisign maintains a foreign currency risk management program designed to mitigate foreign exchange risks associated with the monetary assets and liabilities that are denominated in currencies other than the U.S. dollar. The primary objective of this program is to minimize the gains and losses resulting from fluctuations in exchange rates. The Company does not enter into foreign currency transactions for trading or speculative purposes, nor does it hedge foreign currency exposures in a manner that entirely offsets the effects of changes in exchange rates. The program may entail the use of forward or option contracts, which are derivatives and are recorded at fair market value. The Company records gains and losses on foreign currency forward contracts in Non-operating income, net. The Company recognized a $9.8 million loss related to foreign currency forward contracts in 2023. Gains and losses related to foreign currency forward contracts were not significant in 2024 and 2022.

As of December 31, 2024, Verisign held foreign currency forward contracts in notional amounts totaling $44.8 million to mitigate the impact of exchange rate fluctuations associated with certain assets and liabilities held in foreign currencies.

Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues primarily arise from fixed fees charged to registrars for the initial registration or renewal of *.com*, *.net*, and other domain names. Individual customers, called registrants, contract directly with registrars or their resellers, and the registrars, who are our direct customers, in turn register the domain names with Verisign. Fees for domain name registrations and renewals are generally due at the time of registration or renewal. Domain name registration terms range from one year up to ten years.

Most customers either maintain a deposit with Verisign or provide an irrevocable letter of credit in excess of the amounts owed. Verisign also offers promotional incentive-based discount programs to its registrars based upon market conditions and the business environment in which the registrars operate. Amounts payable for these programs are recorded as a reduction of revenue.

<u>Performance Obligations</u>

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Each domain name registration or renewal is considered a separate optional purchase and represents a single performance obligation, which is to allow its registration and maintain that registration (by allowing updates, DNS resolution and Whois and Registration Data Access Protocol services, which allow users to find information about registered domain names) through the registration term. These services are provided continuously throughout each registration term, and as such, revenues from the initial registration or renewal of domain names are deferred and recognized ratably over the registration term. Fees for renewals and advance extensions to the existing term are deferred until the new incremental period commences. These fees are then recognized ratably over the renewal or extension term.

<u>Costs Incurred to Obtain a Contract</u>

The Company recognizes the fees payable to ICANN for each annual term of domain name registrations and renewals as an asset, which is amortized on a straight-line basis over the related registration term. These assets are included in Other current assets and Other long-term assets.

Income Taxes

Verisign uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company records a valuation allowance to reduce deferred tax assets to an amount whose realization is more likely than not. The Company does not consider various minimum taxes imposed in certain jurisdictions for purposes of evaluating whether a deferred tax asset will be realized. For every tax-paying component and within each tax jurisdiction, all deferred tax liabilities and assets are offset and presented as a single net noncurrent asset or liability.

The Company recognizes the U.S. income tax effect of future global intangible low-taxed income inclusions in the period in which they arise.

The Company's income taxes payable are reduced by the tax benefits from restricted stock unit ("RSU") vestings equal to the fair market value of the stock at the vesting date. If the income tax benefit at the vesting date differs from the income tax benefit recorded based on the grant date fair value of the RSUs, the excess or shortfall of the tax benefit is recognized within income tax expense.

Verisign operates in multiple tax jurisdictions in the United States and internationally. Tax laws and regulations in these jurisdictions are complex, interrelated, and periodically changing. Significant judgment or interpretation of these laws and regulations is often required in determining the Company's worldwide provision for income taxes, including, for example, the calculations of taxable income in each jurisdiction, deferred taxes, and the availability and amount of deductions and tax credits. The final taxes payable are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from various tax examinations. The Company only recognizes tax positions taken or expected to be taken on its tax returns that are more likely than not to be sustained upon examination, and records a tax benefit amount that is more likely than not to be realized upon ultimate settlement with the taxing authority. The Company adjusts its estimate of unrecognized tax benefits in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in an outcome that is materially different from the estimate. See Note 11, "Income Taxes," for details of the changes to the Company's unrecognized tax benefits for the periods presented.

Stock-based Compensation

The Company's stock-based compensation consists of RSUs granted to employees and the employee stock purchase plan ("ESPP"). Stock-based compensation expense is typically recognized ratably over the requisite service period. Forfeitures of stock-based awards are recognized as they occur. As substantially all of the RSUs granted by the Company are routine annual grants, none of the awards are designed to be spring-loaded, and as such, the Company does not adjust the market price of its common stock when estimating the grant-date fair value of these awards. The Company also grants RSUs which include performance conditions, and in some cases market conditions, to certain executives. The expense for these performance-based RSUs is recognized based on the probable outcome of the performance conditions. The expense recognized for awards with market conditions is based on the grant date fair value of the awards including the impact of the market conditions, using a Monte Carlo simulation model. The Company uses the Black-Scholes option pricing model to determine the fair value of its ESPP offerings. The determination of the fair value of stock-based payment awards using the Monte Carlo simulation model or the Black-Scholes option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of complex and subjective variables.

Earnings per Share

The Company computes basic earnings per share by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted earnings per share gives effect to dilutive potential common shares, including unvested RSUs and ESPP offerings, using the treasury stock method.

Fair Value of Financial Instruments

The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

- Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2: Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- Level 3: Unobservable inputs reflecting the Company's own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

Legal Proceedings

Verisign is involved in various investigations, claims and lawsuits arising in the normal conduct of its business, none of which, in its opinion, will have a material adverse effect on its financial condition, results of operations, or cash flows. The Company can provide no assurance that it will prevail in any litigation. Regardless of the outcome, any litigation may require the Company to incur significant litigation expense and may result in significant diversion of management attention.

While certain legal proceedings and related indemnification obligations to which the Company is a party specify the amounts claimed, such claims may not represent reasonably possible losses. Given the inherent uncertainties of the litigation, the ultimate outcome of these matters cannot be predicted at this time, nor can the amount of possible loss or range of loss, if any, be reasonably estimated, except in circumstances where an aggregate litigation accrual has been recorded for probable and reasonably estimable loss contingencies. A determination of the amount of accrual required, if any, for these contingencies is made after careful analysis of each matter. The required accrual may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters. The Company does not believe that any such matter currently being reviewed will have a material adverse effect on its financial condition, results of operations, or cash flows.

Adoption of New Accounting Standards

The Company adopted Accounting Standards Update ("ASU") No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which requires additional disclosure of significant segment expenses on an annual and interim basis. This guidance has been applied retrospectively. The adoption of ASU 2023-07 did not have a material impact on the Company's consolidated financial statements. Refer to Note 7, "Segment Information," for segment reporting disclosures.

Recent Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the effective tax rate reconciliation and income taxes paid disaggregated by jurisdiction. This guidance will be effective for our 2025 Form 10-K. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, which requires additional disclosure of certain costs and expenses within the notes to the financial statements. This guidance will be effective for our 2027 Form 10-K. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

Note 2. Financial Instruments

Cash, Cash Equivalents, and Marketable Securities

The following table summarizes the Company's cash, cash equivalents, and marketable securities and the fair value categorization of the financial instruments measured at fair value on a recurring basis:

	As of December 31,	
	2024	**2023**
	(In millions)	
Cash	$ 21.7	$ 25.6
Time deposits	1.8	1.0
Money market funds (Level 1)	188.6	160.3
Debt securities issued by the U.S. Treasury (Level 1)	393.2	744.9
Total	$ 605.3	$ 931.8
Cash and cash equivalents	$ 206.7	$ 240.1
Restricted cash (included in Other long-term assets)	5.4	5.4
Total Cash, cash equivalents, and restricted cash	212.1	245.5
Marketable securities	393.2	686.3
Total	$ 605.3	$ 931.8

The gross and net unrealized gains and losses included in the fair value of the debt securities were not significant for the periods presented. All of the debt securities held as of December 31, 2024 are scheduled to mature in less than one year.

Fair Value Measurements

The fair value of the Company's investments in money market funds approximates their face value. Such instruments are included in Cash and cash equivalents. The fair value of the debt securities consisting of U.S. Treasury bills is based on their quoted market prices. Debt securities purchased with original maturities in excess of three months are included in Marketable securities. The fair value of the Company's foreign currency forward contracts is based on foreign currency rates quoted by banks or foreign currency dealers and other public data sources. The fair value of all of these financial instruments are classified as Level 1 in the fair value hierarchy.

As of December 31, 2024, the Company's other financial instruments include cash, accounts receivable, restricted cash, and accounts payable whose carrying values approximated their face values. The aggregate fair value of the Company's current and long-term senior notes is $1.69 billion as of December 31, 2024 and 2023. The fair values of these debt instruments are based on available market information from public data sources and are classified as Level 2.

Note 3. Selected Balance Sheet Items

Other Current Assets

Other current assets consist of the following:

	As of December 31,	
	2024	**2023**
	(In millions)	
Prepaid expenses	$ 30.8	$ 23.3
Prepaid registry fees	24.3	23.8
Accounts receivable, net	5.6	6.3
Taxes receivable	2.2	7.3
Other	1.0	1.2
Total other current assets	$ 63.9	$ 61.9

Property and Equipment, Net

The following table presents the detail of property and equipment, net:

	As of December 31,	
	2024	**2023**
	(In millions)	
Computer equipment and software	$ 418.7	$ 409.0
Buildings and building improvements	264.8	261.3
Land	37.9	37.9
Office equipment and furniture	11.1	11.0
Capital work in progress	16.9	16.1
Leasehold improvements	1.6	1.6
Total cost	751.0	736.9
Less: accumulated depreciation	(526.5)	(503.7)
Total property and equipment, net	$ 224.5	$ 233.2

Substantially all of the Company's property and equipment were held in the U.S. for both periods presented.

Goodwill

The following table presents the detail of goodwill:

	As of December 31,	
	2024	**2023**
	(In millions)	
Goodwill, gross	$ 1,537.8	$ 1,537.8
Accumulated goodwill impairment	(1,485.3)	(1,485.3)
Total goodwill	$ 52.5	$ 52.5

There was no impairment of goodwill or other long-lived assets recognized in any of the periods presented.

Deposits to Acquire Intangible Assets

The Company's Deposits to acquire intangible assets represents the $145.0 million paid for the future assignment to the Company of contractual rights to the *.web* gTLD, pending resolution of objections by other applicants, and approval from ICANN.

Other Long-Term Assets

Other long-term assets consist of the following:

	As of December 31,	
	2024	**2023**
	(In millions)	
Long-term prepaid expenses	$ 13.5	$ 4.8
Operating lease right-of-use asset	9.3	7.4
Long-term prepaid registry fees	8.2	8.3
Restricted cash	5.4	5.4
Other	3.0	3.1
Total other long-term assets	$ 39.4	$ 29.0

Long-term prepaid expenses as of December 31, 2024 reflect longer-term contracts for software licenses and maintenance entered into during 2024. The prepaid registry fees in the tables above primarily relate to the fees the Company pays to ICANN for each annual term of *.com* domain name registrations and renewals which are deferred and amortized over the domain name registration term. The amount of prepaid registry fees as of December 31, 2024 reflects amortization of $39.5 million during 2024 which was recorded in Cost of Revenues.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

	As of December 31,	
	2024	2023
	(In millions)	
Accounts payable and accrued expenses	$ 10.6	$ 12.5
Accrued employee compensation	66.9	61.2
Taxes payable	65.8	49.5
Customer deposits	64.6	77.2
Interest payable	19.5	19.5
Accrued registry fees	12.6	12.3
Customer incentives payable	8.9	6.5
Current operating lease liabilities	5.2	5.1
Foreign currency forward contracts	1.1	10.7
Other accrued liabilities	2.6	2.9
Total accounts payable and accrued liabilities	$ 257.8	$ 257.4

Accrued employee compensation primarily consists of liabilities for employee leave, salaries, payroll taxes, employee contributions to the employee stock purchase plan, and incentive compensation. Customer deposits varies from period to period due to the timing of payments from certain large customers. Taxes payable reflects amounts accrued for the income tax provision and payments made during the year. This balance fluctuates from period to period due to the timing of income tax payments in the Company's major tax jurisdictions. The liability related to the unrealized loss on foreign currency forward contracts as of December 31, 2023 was remeasured and paid upon settlement of the forward contract in 2024.

Long-term Tax and Other Liabilities

Long-term tax and other liabilities consist of the following:

	As of December 31,	
	2024	2023
	(In millions)	
Long-term tax liabilities	$ 6.1	$ 34.1
Long-term operating lease liabilities	4.0	2.2
Long-term tax and other liabilities	$ 10.1	$ 36.3

Long-term tax liabilities as of December 31, 2024 reflects a $24.3 million reclassification to current liabilities of the final installment of the transition tax liability on accumulated foreign earnings resulting from the 2017 Tax Cuts and Jobs Act.

Note 4. Debt

Senior Notes

The following table summarizes information related to our Senior notes:

	Issuance Date	Maturity Date	Interest Rate	Principal	
				As of December 31,	
				2024	2023
				(in millions except interest rates)	
Senior notes due 2025	March 27, 2015	April 1, 2025	5.25 %	$ 500.0	$ 500.0
Senior notes due 2027	July 5, 2017	July 15, 2027	4.75 %	550.0	550.0
Senior notes due 2031	June 8, 2021	June 15, 2031	2.70 %	750.0	750.0
Less: unamortized issuance costs				(7.7)	(9.8)
Total senior notes				1,792.3	1,790.2
Less: current portion of senior notes due 2025.....				(299.8)	—
Total long-term senior notes				$ 1,492.5	$ 1,790.2

The 2031 Notes were issued at 99.712% of par value. The 2025 and 2027 notes were issued at par and all outstanding senior notes are senior unsecured obligations of the Company. Interest is payable on each of the senior notes semi-annually. Each of the senior notes issuances is redeemable, in whole or in part, at the Company's option at times and redemption prices specified in the indentures.

Current and long-term senior notes as of December 31, 2024 reflect the classification of $299.8 million of the Company's $500.0 million senior notes due April 1, 2025 ("2025 Senior Notes"), net of unamortized debt issuance costs, as current liabilities, and the remaining $200.0 million as long-term liabilities. Under existing market conditions, the Company intends to refinance all of its 2025 Senior Notes through the issuance of new long-term debt. As of December 31, 2024, the Company has $200.0 million in borrowing capacity under its credit facility discussed below. If a suitable refinancing arrangement is not available due to a change in market conditions, the Company intends to utilize the credit facility to repay $200.0 million of the 2025 Senior Notes.

2023 Credit Facility

On December 6, 2023, the Company entered into a credit agreement for a $200.0 million committed unsecured revolving credit facility (the "2023 Credit Facility") which takes the place of its prior unsecured revolving credit facility. The 2023 Credit Facility includes a financial covenant requiring that the Company's leverage ratio not exceed 4.0 to 1.0, which may be increased subject to certain conditions defined in the 2023 Credit Facility Agreement. As of December 31, 2024, there were no borrowings outstanding under the 2023 Credit Facility, and the Company was in compliance with the financial covenants. The 2023 Credit Facility expires on December 6, 2028, at which time any outstanding borrowings are due. Verisign may from time to time request lenders to agree on a discretionary basis to increase the commitment amount by up to an aggregate of $150.0 million.

Note 5. Stockholders' Deficit

Treasury Stock

Treasury stock is accounted for under the cost method. Treasury stock includes shares repurchased under stock repurchase programs and shares withheld in lieu of the tax withholding due upon vesting of RSUs.

Effective July 25, 2024, the Company's Board of Directors authorized the repurchase of its common stock in the amount of approximately $1.11 billion, in addition to the $388.0 million that remained available for repurchases under the share repurchase program, for a total authorization of up to $1.50 billion under the program. The program has no expiration date. Purchases made under the program could be effected through open market transactions, block purchases, accelerated share repurchase agreements or other negotiated transactions. As of December 31, 2024, there was approximately $1.02 billion remaining available for repurchases under the program.

The summary of the Company's common stock repurchases are as follows:

	2024		2023		2022	
	Shares	**Average Price**	**Shares**	**Average Price**	**Shares**	**Average Price**
	(In millions, except average price amounts)					
Total repurchases under the repurchase plans	6.6	$183.84	4.2	$210.28	5.5	$187.07
Total repurchases for tax withholdings	0.1	$188.23	0.1	$211.29	0.1	$202.21
Total repurchases..	6.7	$183.90	4.3	$210.30	5.6	$187.28
Total costs	$ 1,225.6		$ 901.4		$ 1,048.1	

Since inception, the Company has repurchased 260.2 million shares of its common stock for an aggregate cost of $14.88 billion, which is recorded as a reduction of Additional paid-in capital. The share repurchase and authorization amounts disclosed within this Form 10-K exclude the excise tax on share repurchases.

Accumulated Other Comprehensive Loss

The Accumulated other comprehensive loss balances as of December 31, 2024 and 2023 primarily consists of foreign currency translation adjustment losses. There were no significant changes to accumulated other comprehensive loss balances for the periods presented.

Note 6. Calculation of Earnings per Share

The following table presents the computation of weighted-average shares used in the calculation of basic and diluted earnings per share:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(In millions)		
Weighted-average shares of common stock outstanding	98.1	103.4	107.9
Weighted-average potential shares of common stock outstanding:			
Unvested RSUs and ESPP...	0.1	0.1	0.1
Shares used to compute diluted earnings per share	98.2	103.5	108.0

The calculation of diluted weighted average shares outstanding excludes performance-based RSUs granted by the Company for which the relevant performance criteria have not been achieved and any awards that are antidilutive. The number of potential shares excluded from the calculation was not significant in any period presented.

Note 7. Segment Information

The Company has one reportable segment that includes all the operations of the business. The segment's chief operating decision maker is the Executive Chairman, President, and Chief Executive Officer. The chief operating decision maker assesses performance and decides how to allocate resources based on revenues, operating income and net income as reported on the Consolidated Statement of Comprehensive Income.

Revenues, operating income and net income are used to evaluate budget versus actual results and the overall return generated by the segment assets. The analysis of these financial results, among other metrics, is used to assess performance and drives employee incentive compensation, as well as executive compensation.

The following table presents information about segment revenues, significant expenses and profits:

	Year Ended December 31,		
	2024	2023	2022
	(In millions)		
Revenues	$ 1,557.4	$ 1,493.1	$ 1,424.9
Costs and expenses:			
Compensation and benefits expenses	224.7	214.5	200.8
Stock-based compensation expenses	61.1	59.7	58.6
Equipment and software expenses	45.6	42.1	40.2
Registry fee expenses	45.3	44.1	48.5
Depreciation expenses	36.9	44.1	46.9
Other segment items	85.6	88.0	86.8
Total costs and expenses	499.2	492.5	481.8
Operating Income	1,058.2	1,000.6	943.1
Interest expense	(75.3)	(75.3)	(75.3)
Non-operating income, net	39.0	51.2	12.4
Income tax expense	(236.2)	(158.9)	(206.4)
Net income	$ 785.7	$ 817.6	$ 673.8

Other segment items that are a part of our segment net income include professional services expenses, telecommunication expenses, legal expenses, occupancy expenses, marketing expenses, and travel expenses.

Note 8. Revenues

The Company generates revenues in the U.S.; Europe, the Middle East and Africa ("EMEA"); Australia, China, Japan, Singapore, and other Asia Pacific countries ("APAC"); and certain other countries, including Canada and Latin American countries.

The following table presents the Company's revenues disaggregated by geography, based on the billing addresses of our customers:

	Year Ended December 31,		
	2024	2023	2022
	(In millions)		
U.S	$ 1,035.5	$ 994.7	$ 937.6
EMEA	249.6	228.2	226.0
APAC	175.7	174.8	167.7
Other	96.6	95.4	93.6
Total revenues	$ 1,557.4	$ 1,493.1	$ 1,424.9

Revenues in the table above are attributed to the country of domicile and the respective regions in which registrars are located; however, this may differ from the regions where the registrars operate or where registrants are located. Revenues for each region may be impacted by registrars reincorporating, relocating, or from acquisitions or changes in affiliations of resellers. Revenues for each region may also be impacted by registrars domiciled in one region, registering domain names in another region.

Major Customers

Our largest customer accounted for approximately 32% of revenues in 2024, 2023, and 2022. The Company does not believe that the loss of this customer would have a material adverse effect on the Company's business because, in that event, end-users of this customer would transfer to the Company's other existing customers.

Deferred Revenues

As payment for domain name registrations and renewals are due in advance of our performance, we record these amounts as deferred revenues. The increase in the deferred revenues balance in 2024 is primarily driven by amounts billed in 2024 for domain name registrations and renewals to be recognized as revenues in future periods, offset by refunds for domain name renewals deleted during the 45-day grace period, and $894.2 million of revenues recognized that were included in the deferred revenues balance at December 31, 2023. The balance of deferred revenues as of December 31, 2024 represents our aggregate remaining performance obligations. Amounts included in current deferred revenues are all expected to be recognized in revenues within 12 months, except for a portion of deferred revenues that relates to domain name renewals that are deleted in the 45-day grace period following the transaction. The long-term deferred revenues amounts will be recognized in revenues over several years, and in some cases, up to ten years.

Note 9. Employee Benefits and Stock-based Compensation

401(k) Plan

The Company maintains a defined contribution 401(k) plan (the "401(k) Plan") for substantially all of its U.S. employees. Under the 401(k) Plan, eligible employees may contribute up to 50% of their pre-tax salary, subject to the Internal Revenue Service ("IRS") annual contribution limits. The Company matches 50% of up to the first 8% of the employee's annual salary contributed to the plan. The Company contributed $6.0 million in 2024, $5.8 million in 2023, and $5.5 million in 2022 under the 401(k) Plan. The Company can terminate matching contributions at its discretion at any time.

Equity Incentive Plan

The majority of Verisign's stock-based compensation relates to RSUs granted under the 2006 Equity Incentive Plan (the "2006 Plan"). As of December 31, 2024, a total of 7.3 million shares of common stock remain reserved for issuance upon the vesting of RSUs and for the future grant of equity awards. The 2006 Plan authorizes the award of incentive stock options to employees and non-qualified stock options, restricted stock awards, RSUs, stock bonus awards, stock appreciation rights and performance shares to eligible employees, officers, directors, consultants, independent contractors and advisers. The 2006 Plan is administered by the Compensation Committee which may delegate to a committee of one or more members of the Board or Verisign's officers the ability to grant certain awards and take certain other actions with respect to participants who are not executive officers or non-employee directors. RSUs are awards covering a specified number of shares of Verisign common stock that may be settled by issuance of those shares (which may be restricted shares). RSUs generally vest over four years. Certain RSUs with performance and market conditions ("PSUs"), granted to the Company's executives, generally vest over a three year term. Additionally, the Company has granted fully vested RSUs to members of its Board in each of the last three years. The Compensation Committee may authorize grants with a different vesting schedule in the future.

2007 Employee Stock Purchase Plan

Eligible employees of the Company may purchase common stock under the 2007 Employee Stock Purchase Plan through payroll deductions by electing to have between 2% and 25% of their compensation withheld to cover the purchase price. Each participant is granted an option to purchase common stock. This option is automatically exercised on the last day of each six-month purchase period during the offering period. The purchase price for the common stock under the ESPP is 85% of the lesser of the fair market value of the common stock on the first day of the applicable offering period or the last day of the applicable purchase period. Offering periods begin on the first business day of February and August of each year. As of December 31, 2024, 2.8 million shares of the Company's common stock remain reserved for future issuance under this plan.

Stock-based Compensation

Stock-based compensation is classified in the Consolidated Statements of Comprehensive Income in the same expense line items as cash compensation. The following table presents the classification of stock-based compensation:

	Year Ended December 31,					
	2024		2023		2022	
	(In millions)					
Cost of revenues	$	8.0	$	7.1	$	7.2
Research and development		10.6		10.0		9.5
Selling, general and administrative		42.5		42.6		41.9
Stock-based compensation expense		61.1		59.7		58.6
Capitalization (included in Property and equipment, net)		1.0		1.1		1.6
Total stock-based compensation	$	62.1	$	60.8	$	60.2

The following table presents the nature of the Company's total stock-based compensation:

	Year Ended December 31,					
	2024		2023		2022	
	(In millions)					
RSUs	$	49.9	$	47.1	$	43.8
PSUs		8.2		9.3		12.1
ESPP		4.0		4.4		4.3
Total stock-based compensation	$	62.1	$	60.8	$	60.2

The income tax benefit that was included within Income tax expense related to these stock-based compensation expenses for 2024, 2023, and 2022 was $12.4 million, $11.7 million, and $13.8 million, respectively.

RSUs Information

The following table summarizes unvested RSUs activity for the year ended December 31, 2024:

	Shares	Weighted-Average Grant-Date Fair Value	
	(Shares in millions)		
Unvested at beginning of period	0.7	$	209.80
Granted	0.4	$	194.76
Vested and settled	(0.3)	$	206.27
Forfeited	(0.1)	$	203.74
Unvested at end of period	0.7	$	203.36

The RSUs in the table above include PSUs. The unvested RSUs as of December 31, 2024 include 0.2 million PSUs. The number of shares received upon vesting of these PSUs may range from 0.1 million to 0.4 million depending on the level of performance achieved and whether any market conditions are satisfied.

The closing price of Verisign's stock was $206.96 on December 31, 2024. As of December 31, 2024, the aggregate market value of unvested RSUs was $148.1 million. The fair values of RSUs that vested during 2024, 2023, and 2022 were $52.6 million, $58.8 million, and $51.4 million, respectively. The weighted-average grant-date fair value of RSUs granted during the years ended December 31, 2023 and 2022, was $212.80 and $210.94, respectively. As of December 31, 2024, total unrecognized compensation cost related to unvested RSUs was $100.7 million which is expected to be recognized over a weighted-average period of 2.4 years.

Note 10. Non-operating Income, Net

The following table presents the components of Non-operating income, net:

| | Year Ended December 31, | | |
	2024	2023	2022
	(In millions)		
Interest income	$ 37.4	$ 46.1	$ 14.9
Other, net	1.6	5.1	(2.5)
Total non-operating income, net	$ 39.0	$ 51.2	$ 12.4

Interest income is earned principally from the Company's surplus cash balances and marketable securities. The decrease in interest income in 2024 primarily reflects the lower amounts invested in debt securities in 2024 and slightly lower interest rates on the Company's investments in debt securities compared to 2023. Other non-operating income, net, reflects net gains and losses from the Company's foreign currency exposure and related hedges.

Note 11. Income Taxes

Income before income taxes is categorized geographically as follows:

| | Year Ended December 31, | | |
	2024	2023	2022
	(In millions)		
United States	$ 655.4	$ 607.1	$ 558.5
Foreign	366.5	369.4	321.7
Total income before income taxes	$ 1,021.9	$ 976.5	$ 880.2

The provision for income taxes consisted of the following:

| | Year Ended December 31, | | |
	2024	2023	2022
	(In millions)		
Current expense:			
Federal	$ 147.9	$ 159.1	$ 145.1
State	31.3	28.0	41.7
Foreign, including withholding tax	43.3	24.4	26.3
	222.5	211.5	213.1
Deferred expense (benefit):			
Federal	(3.3)	(25.6)	(18.0)
State	(3.3)	11.2	(4.8)
Foreign	20.3	(38.2)	16.1
	13.7	(52.6)	(6.7)
Total income tax expense	$ 236.2	$ 158.9	$ 206.4

The Company's state current expense was lower in 2024 and 2023 due to a beneficial change in certain state income apportionment rules, which became effective starting in 2023. The new apportionment rules required the Company to write down certain of its deferred tax assets resulting in a net state deferred expense in 2023.

The Company's increased foreign current expense in 2024 was primarily driven by the Organization for Economic Cooperation and Development ("OECD") Pillar 2 minimum tax adopted by Switzerland, partially offset by related foreign tax credits in the U.S.

The difference between income tax expense and the amount resulting from applying the federal statutory rate of 21% to Income before income taxes is attributable to the following:

	Year Ended December 31,		
	2024	2023	2022
	(In millions)		
Income tax expense at federal statutory rate	$ 214.6	$ 205.1	$ 184.8
State taxes, net of federal benefit	20.4	28.5	29.2
Change in valuation allowance	(6.5)	66.1	0.1
Remeasurement of unrecognized tax benefits	2.4	(8.3)	(1.5)
Effect of non-U.S. operations	2.3	(15.5)	(9.5)
Non-U.S. intellectual property	—	(118.0)	—
Other	3.0	1.0	3.3
Total income tax expense	$ 236.2	$ 158.9	$ 206.4

During the fourth quarter of 2023, due to a change in local tax systems, the Company recognized amortizable tax basis related to a portion of its non-U.S. intellectual property based on a fair value of approximately $1.80 billion. This intellectual property had no book value, resulting in the recognition of a $118.0 million deferred tax asset and a corresponding income tax benefit in 2023.

Due to the change in the tax systems mentioned above, the Company determined that it is more likely than not that a portion of the deferred tax asset related to certain non-U.S. intellectual property previously transferred as part of a legal entity reorganization, will not be realized, and as a result, recognized a valuation allowance of $64.7 million in 2023.

The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and liabilities are as follows:

	As of December 31,	
	2024	2023
	(In millions)	
Deferred tax assets:		
Intellectual property	$ 227.4	$ 266.2
Deferred revenue, accruals and reserves	72.4	72.9
Research and development costs	32.5	23.6
Tax credit carryforwards	6.1	4.6
Net operating loss carryforwards	1.7	2.2
Other	3.9	6.0
Total deferred tax assets	344.0	375.5
Valuation allowance	(61.8)	(73.6)
Net deferred tax assets	282.2	301.9
Deferred tax liabilities	(0.9)	(0.9)
Total net deferred tax assets	$ 281.3	$ 301.0

With the exception of a portion of deferred tax assets related to intellectual property and certain state and foreign net operating loss and foreign tax credit carryforwards, management believes it is more likely than not that the tax effects of the deferred tax liabilities together with future taxable income, will be sufficient to fully recover the remaining deferred tax assets.

As of December 31, 2024, the Company's deferred tax assets included $32.9 million of state net operating loss carryforwards, before applying tax rates for the respective jurisdictions. The tax credit carryforwards as of December 31, 2024 consisted primarily of foreign tax credit carryforwards. The state net operating loss carryforwards expire in various years from 2025 through 2034. The foreign tax credits will expire between 2028 and 2034.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

| | As of December 31, | |
| | 2024 | 2023 |
	(In millions)	
Beginning balance	$ 9.6	$ 15.1
Increases in tax positions for prior years	0.3	0.1
Decreases in tax positions for prior years	(2.8)	—
Increases in tax positions for current year	0.4	5.0
Lapse in statute of limitations	(1.0)	(10.6)
Ending balance	$ 6.5	$ 9.6

As of December 31, 2024, approximately $4.3 million of unrecognized tax benefits, including penalties and interest, could affect the Company's tax provision and effective tax rate. The Company does not expect the balance of unrecognized tax benefits to change materially during the next twelve months.

In accordance with its accounting policy, the Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of tax expense. These accruals were not material in any period presented.

The Company's major taxing jurisdictions are the U.S., the Commonwealth of Virginia, and Switzerland. The Company's U.S. federal income tax returns are not currently under examination by the IRS and only the Company's tax returns for 2020 and years thereafter are subject to examination. The Company's other material tax returns are not currently under examination by their respective taxing jurisdictions. Because the Company has previously used net operating loss carryforwards and other tax attributes to offset its taxable income in income tax returns for the U.S. and Virginia, such attributes can be adjusted by these taxing authorities until the statute of limitations closes on the year in which such attributes were utilized. The open years for examination in Switzerland are the 2020 tax year and forward.

Note 12. Commitments and Contingencies

The following table represents the minimum payments required by Verisign under certain purchase obligations, certain U.S. income tax obligations, leases, and the interest payments and principal on the Senior Notes:

| | Purchase Obligations | Transition Tax | Senior Notes | Total |
	(In millions)			
2025	$ 45.6	$ 24.3	$ 559.5	$ 629.4
2026	12.7	—	46.4	59.1
2027	5.3	—	596.4	601.7
2028	3.0	—	20.3	23.3
2029	0.5	—	20.3	20.8
Thereafter	—	—	780.2	780.2
Total	$ 67.1	$ 24.3	$ 2,023.1	$ 2,114.5

The amounts in the table above exclude $4.3 million of unrecognized tax benefits, as the Company is unable to reasonably estimate the ultimate amount or time of settlement of those liabilities.

Verisign enters into certain purchase obligations with various vendors. The Company's significant purchase obligations include firm commitments with telecommunication carriers, other service providers and the fixed portion of registry fees related to the operation of certain top-level domains. Registry fees for top-level domains that we operate where the amounts are variable or passed-through to registrars have been excluded from the table above.

The Company has an agreement with Internet Corporation for Assigned Names and Numbers ("ICANN") to be the sole registry operator for domain names in the *.com* registry through November 30, 2030. For each period presented, the Company paid ICANN a fee of $0.25 for each annual term of a domain name registered or renewed. The Company incurred registry fees for the *.com* registry of $38.0 million in 2024, $38.1 million in 2023, and $39.9 million in 2022. Effective January 1, 2025, these fees increased to $0.2575 for each annual term of a domain name registered or renewed.

In connection with the *.com* Registry Agreement with ICANN, the Company is required to make annual payments of $4.0 million to ICANN through 2025 to support efforts to maintain the security and stability of the DNS. The payment for 2025 is included in Purchase obligations in the table above.

Verisign leases a small portion of its office space and a portion of its data center facilities under operating leases, the longest of which extends into 2029. Rental expenses under operating leases were not material in any period presented. Operating lease obligations for 2025 through 2029 are included in Purchase obligations in the table above.

The Transition Tax amount in the table above is the final installment of U.S. income taxes payable on our accumulated foreign earnings pursuant to the 2017 Tax Cuts and Jobs Act.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A.   CONTROLS AND PROCEDURES

a. Evaluation of Disclosure Controls and Procedures

Based on our management's evaluation, with the participation of our Chief Executive Officer (our principal executive officer) and our Chief Financial Officer (our principal financial officer), as of December 31, 2024, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

b. Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024 using the criteria established in *Internal Control-Integrated Framework* (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Based on our evaluation under the COSO framework, management has concluded that our internal control over financial reporting is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

KPMG LLP, an independent registered public accounting firm, has issued a report concerning the effectiveness of our internal control over financial reporting as of December 31, 2024. See "Report of Independent Registered Public Accounting Firm" in Item 8 of this Form 10-K.

c. Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the three months ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

d. Inherent Limitations of Disclosure Controls and Internal Control over Financial Reporting

Because of their inherent limitations, our disclosure controls and procedures and our internal control over financial reporting may not prevent material errors or fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The effectiveness of our disclosure controls and procedures and our internal control over financial reporting is subject to risks, including that the controls may become inadequate because of changes in conditions or that the degree of compliance with our policies or procedures may deteriorate.

ITEM 9B.   OTHER INFORMATION

Insider Trading Arrangements

Our directors and executive officers may from time to time enter into plans or other arrangements for the purchase or sale of our shares that are intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or may represent a non-Rule 10b5-1 trading arrangement under the Exchange Act.

There were no directors or executive officers that adopted, terminated or modified plans or other arrangements during the quarter ended December 31, 2024.

Director Retirement

On February 10, 2025, Roger H. Moore announced his retirement from the Board of Directors effective as of the next Annual Meeting of Stockholders of VeriSign, Inc. at the end of his current term. Mr. Moore's retirement did not result from any disagreement with the Company concerning any matter relating to its operations, policies, or practice.

Bylaw Amendment

On February 10, 2025, our Board of Directors amended Article I, Section 2(f) of our Bylaws to change the time period during which the Secretary will not call a stockholder-requested special meeting to consider an identical or substantially similar item presented at an earlier meeting of stockholders. The amendment shortens the time period when such a meeting will not be called by permitting a request that is delivered starting after 90 days, instead of 180 days, after the prior stockholders' meeting.

This description of the amendment to the Bylaws is qualified in its entirety by reference to the text of the Bylaws, as amended, a copy of which is filed as Exhibit 3.02 to this Form 10-K.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

None.

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item regarding our directors and nominees, Audit Committee, Corporate Governance and Nominating Committee, and Compensation Committee will be included under the captions "Proposal No. 1—Election of Directors," "Security Ownership of Certain Beneficial Owners" and "Corporate Governance" in our Proxy Statement related to the 2025 Annual Meeting of Stockholders and is incorporated herein by reference (our "2025 Proxy Statement").

Pursuant to General Instruction G(3) of Form 10-K, the information required by this item relating to our executive officers is included under the caption "Information About Our Executive Officers" in Part I of this Form 10-K.

We have adopted a written Code of Conduct, which is posted on our Investor Relations website under "Ethics and Business Conduct" at https://investor.verisign.com/corporate-governance. The Code of Conduct applies to all of our directors, officers, and employees, including our principal executive officer, principal financial officer, and other senior accounting officers. We have also adopted the "Corporate Governance Principles for the Board of Directors," which provide guidance to our directors on corporate practices that serve the best interests of our company and our stockholders.

We intend to satisfy any disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the Code of Conduct, to the extent applicable to the principal executive officer, principal financial officer, or other senior accounting officers, by posting such information on our website, on the web page found by clicking through to "Ethics and Business Conduct" as specified above.

The information required by this item regarding our insider trading policies and procedures will be included under the caption "Insider Trading Policy" in our 2025 Proxy Statement.

ITEM 11.   EXECUTIVE COMPENSATION

Information required by this item is incorporated herein by reference to our 2025 Proxy Statement from the discussions under the captions "Compensation of Directors," "Non-Employee Director Retainer Fees and Equity Compensation Information" and "Non-Employee Director Compensation Table for 2024," "Executive Compensation" and "Executive Compensation Tables."

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this item is incorporated herein by reference from the discussions under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in our 2025 Proxy Statement.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this item is incorporated herein by reference to our 2025 Proxy Statement from the discussions under the captions "Policies and Procedures with Respect to Transactions with Related Persons," "Certain Relationships and Related Transactions" and "Independence of Directors."

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered public accounting firm is KPMG LLP, McLean, VA, Auditor Firm ID: 185.

Information required by this item is incorporated herein by reference to our 2025 Proxy Statement from the discussions under the captions "Principal Accountant Fees and Services" and "Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors."

ITEM 15.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this report

1. Financial statements

The financial statements are set forth under Item 8 of this Form 10-K, as indexed below.

	Page
Reports of Independent Registered Public Accounting Firm	33
Consolidated Balance Sheets	36
Consolidated Statements of Comprehensive Income	37
Consolidated Statements of Stockholders' Deficit	38
Consolidated Statements of Cash Flows	39
Notes to Consolidated Financial Statements	40

2. Financial statement schedules

Financial statement schedules are omitted because the information called for is not material or is shown either in the consolidated financial statements or the notes thereto.

3. Exhibits

(a) Index to Exhibits

Pursuant to the rules and regulations of the SEC, the Company has filed certain agreements as exhibits to this Form 10-K. These agreements may contain representations and warranties by the parties thereto. These representations and warranties have been made solely for the benefit of the other party or parties to such agreements and (1) may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to such agreements if those statements prove to be inaccurate, (2) may have been qualified by disclosures that were made to such other party or parties and that either have been reflected in the Company's filings or are not required to be disclosed in those filings, (3) may apply materiality standards different from what may be viewed as material to investors and (4) were made only as of the date of such agreements or such other date(s) as may be specified in such agreements and are subject to more recent developments. Accordingly, these representations and warranties may not describe the Company's actual state of affairs at the date hereof or at any other time.

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Date	Number	
2.01	Agreement and Plan of Merger dated as of March 6, 2000, by and among the Registrant, Nickel Acquisition Corporation and Network Solutions, Inc.	8-K	3/8/00	2.1	
3.01	Restated Certificate of Incorporation of the Registrant.	10-K	2/17/17	3.01	
3.02	Bylaws of VeriSign, Inc.	10-K			X
4.01	Indenture dated as of March 27, 2015 between VeriSign, Inc. and U.S. Bank National Association, as trustee.	8-K	3/30/15	4.1	
4.02	Indenture, dated as of July 5, 2017, between VeriSign, Inc. and U.S. Bank National Association, as trustee.	8-K	7/5/17	4.1	
4.03	Indenture, dated as of June 8, 2021, between VeriSign, Inc. and U.S. Bank National Association, as trustee.	8-K	6/8/21	4.1	
4.04	First Supplemental Indenture, dated as of June 8, 2021, between VeriSign, Inc. and U.S. Bank National Association, as trustee.	8-K	6/8/21	4.2	
4.05	Description of Securities of the Registrant	10-K	2/19/21	4.04	

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Date	Number	
10.01	Amendment No. Thirty (30) to Cooperative Agreement - Special Awards Conditions NCR-92-18742, between VeriSign and U.S. Department of Commerce managers.	10-K	7/12/07	10.27	
10.02	Form of Indemnity Agreement entered into by the Registrant with each of its directors and executive officers. +	10-Q	4/28/10	10.01	
10.03	VeriSign, Inc. 2006 Equity Incentive Plan Form of Non-Employee Director Restricted Stock Unit Agreement. +	10-Q	7/27/12	10.03	
10.04	Amendment Number Thirty-Two (32) to the Cooperative Agreement between VeriSign, Inc. and Department of Commerce, entered into on November 29, 2012.	8-K	11/30/12	10.2	
10.05	VeriSign, Inc. 2006 Equity Incentive Plan Form of Employee Restricted Stock Unit Agreement +	10-K	2/19/16	10.70	
10.06	VeriSign, Inc. 2006 Equity Incentive Plan Performance-Based Restricted Stock Unit Agreement for awards granted in 2022 and 2023+	10-Q	4/28/16	10.01	
10.07	Amended and Restated VeriSign, Inc. 2006 Equity Incentive Plan, as amended and restated +	DEF 14A	4/29/16	Appendix A	
10.08	Amendment Number Thirty-Three (33) to the Cooperative Agreement between VeriSign, Inc. and Department of Commerce, entered into on October 20, 2016	8-K	10/20/16	10.2	
10.09	Amendment Number Thirty-Four (34) to the Cooperative Agreement between VeriSign, Inc. and Department of Commerce, entered into on October 20, 2016	8-K	10/20/16	10.3	
10.10	Amended and Restated 2007 Employee Stock Purchase Plan, as adopted August 30, 2007, and amended May 25, 2017. +	DEF 14A	4/12/17	Appendix A	
10.11	Form of Amended and Restated Change-in-Control and Retention Agreement [CEO Form of Agreement]. +	10-Q	7/27/17	10.01	
10.12	Amended and Restated Change-in-Control and Retention Agreement. +	10-Q	7/27/17	10.02	
10.13	Amendment Thirty-Five (35) to the Cooperative Agreement between VeriSign, Inc. and the U.S. Department of Commerce, entered into on October 26, 2018	8-K	11/1/18	10.1	
10.14	Asset Purchase Agreement between Verisign, Inc., as the seller and Neustar, Inc., as the buyer, dated as of October 24, 2018	10-K	2/15/19	10.20	
10.15	Amendment to Asset Purchase Agreement and Transition Services Agreement between Neustar, Inc. and VeriSign, Inc., dated as of December 10, 2019†	10-K	2/14/20	10.22	
10.16	.Net Registry Agreement between VeriSign, Inc. and the Internet Corporation for Assigned Names and Numbers.	8-K	6/30/23	10.1	
10.17	Credit Agreement, dated as of December 6, 2023 among VeriSign, Inc., the borrowing subsidiaries party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent.	8-K	12/08/23	10.1	
10.18	VeriSign, Inc. 2006 Equity Incentive Plan Performance-Based Restricted Stock Unit Agreement for awards granted in or after 2024+	10-K	2/15/24	10.10	

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Date	Number	
10.19	Registry Agreement between VeriSign, Inc. and the Internet Corporation for Assigned Names and Numbers, entered into on November 25, 2024.	8-K	11/25/24	10.1	
19.01	Insider Trading Policy				X
21.01	Subsidiaries of the Registrant.				X
23.01	Consent of Independent Registered Public Accounting Firm.				X
24.01	Powers of Attorney (Included as part of the signature pages hereto).				X
31.01	Certification of Principal Executive Officer pursuant to Exchange Act Rule 13a-14(a).				X
31.02	Certification of Principal Financial Officer pursuant to Exchange Act Rule 13a-14(a).				X
32.01	Certification of Principal Executive Officer pursuant to Exchange Act Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the U.S. Code (18 U.S.C. 1350). *				X
32.02	Certification of Principal Financial Officer pursuant to Exchange Act Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the U.S. Code (18 U.S.C. 1350). *				X
97	Incentive-Based Compensation Recovery Policy	10-K	2/15/24	97	
101	Interactive Data File. The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.				X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).				X

* As contemplated by SEC Release No. 33-8212, these exhibits are furnished with this Form 10-K and are not deemed filed with the Securities and Exchange Commission and are not incorporated by reference in any filing of VeriSign, Inc. under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in such filings.

⁺ Indicates a management contract or compensatory plan or arrangement.

† Certain portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

ITEM 16.   10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reston, Commonwealth of Virginia, on the 13th day of February 2025.

VERISIGN, INC.

By: _____
   /S/   D. JAMES BIDZOS
   D. James Bidzos
   Chief Executive Officer
   (Principal Executive Officer)

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints D. James Bidzos, George E. Kilguss, III, and Thomas C. Indelicarto, and each of them, his or her true lawful attorneys-in-fact and agents, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granted unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities indicated on the 13th day of February 2025.

Signature	Title
/S/ D. JAMES BIDZOS D. JAMES BIDZOS	Chief Executive Officer, President, Executive Chairman and Director (Principal Executive Officer)
/S/ GEORGE E. KILGUSS, III GEORGE E. KILGUSS, III	Chief Financial Officer (Principal Financial Officer)
/S/ JOHN D. CALYS JOHN D. CALYS	Senior Vice President, Global Controller and Chief Accounting Officer (Principal Accounting Officer)
/S/ COURTNEY D. ARMSTRONG COURTNEY D. ARMSTRONG	Director
/S/ YEHUDA ARI BUCHALTER YEHUDA ARI BUCHALTER	Director
/S/ KATHLEEN A. COTE KATHLEEN A. COTE	Director
/S/ THOMAS F. FRIST III THOMAS F. FRIST III	Director
/S/ JAMIE S. GORELICK JAMIE S. GORELICK	Director
/S/ DEBRA W. MCCANN DEBRA W. MCCANN	Director
/S/ ROGER H. MOORE ROGER H. MOORE	Director
/S/ TIMOTHY TOMLINSON TIMOTHY TOMLINSON	Director

(This page intentionally left blank)

BOARD OF DIRECTORS

D. James Bidzos
Chairman of the Board of Directors,
Executive Chairman,
President, and Chief Executive Officer,
VeriSign, Inc.

Courtney D. Armstrong
Chief Operating Officer,
Paramount Pictures

Yehuda Ari Buchalter
Chief Executive Officer,
Place Exchange, Inc.

Kathleen A. Cote
Former Chief Executive Officer,
Worldport Communications, Inc.

Thomas F. Frist III
Principal,
Frist Capital, LLC

Jamie S. Gorelick
Partner,
Wilmer Cutler Pickering Hale
and Dorr LLP

Debra W. McCann
Chief Financial Officer,
Unisys Corporation

Roger H. Moore
Former President and Chief
Executive Officer,
Illuminet Holdings, Inc.

Timothy Tomlinson
Former General Counsel,
Portola Minerals Company

EXECUTIVE OFFICERS

D. James Bidzos
Chairman of the Board of Directors,
Executive Chairman,
President, and Chief Executive Officer

George E. Kilguss, III
Executive Vice President,
and Chief Financial Officer

Thomas C. Indelicarto
Executive Vice President,
General Counsel, and Secretary

Danny R. McPherson
Executive Vice President,
Technology and Chief Security Officer

INVESTOR INFO

Quarterly earnings releases, corporate news releases, and Securities and Exchange Commission filings are available by contacting Verisign Investor Relations or through our website at https://investor.verisign.com. A copy of Verisign's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, containing additional information of possible interest to stockholders will be sent without charge to any stockholder who requests it. Please direct your request to Verisign Investor Relations at the address at right.

STOCK EXCHANGE LISTING
Nasdaq Stock Market
Ticker Symbol: VRSN

VRSN
Nasdaq Listed

VERISIGN INVESTOR RELATIONS
12061 Bluemont Way
Reston, VA 20190
Phone: + 1 800 922 4917
Int'l: + 1 703 948 3447
Email: ir@verisign.com
https://investor.verisign.com/

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
KPMG LLP
8350 Broad Street, Suite 900
McLean, VA 22102

TRANSFER AGENT
If you have questions concerning stock certificates, change of address, consolidation of accounts, transfer of ownership, or other stock account matters, please contact Verisign's transfer agent:

Computershare Inc.
PO Box 43006
Providence, RI, 02940-3006
Phone: + 1 877 255 1918
Int'l: + 1 201 680 6578
https://www.computershare.com/investor

ABOUT VERISIGN

Verisign (NASDAQ: VRSN), a global provider of critical internet infrastructure and domain name registry services, enables internet navigation for many of the world's most recognized domain names. Verisign helps enable the security, stability, and resiliency of the Domain Name System and the internet by providing root zone maintainer services, operating two of the 13 global internet root servers, and providing registration services and authoritative resolution for the .com and .net top-level domains, which support the majority of global e-commerce. To learn more please visit **Verisign.com**.

WORLDWIDE

UNITED STATES:

Verisign Headquarters
12061 Bluemont Way
Reston, VA 20190
Phone: + 1 703 948 3200

EUROPE:

Verisign Sarl
Route du Petit Moncor 1E
2nd Floor
CH-1752 Villars sur Glane
Switzerland
Phone: + 41 (0) 26 408 7778

ASIA:

Verisign Internet Technology Services (Beijing) Co., Ltd
CN.CW5 Level 23, China World Tower B
No. 1 Jianguomenwai Avenue
Chaoyang District, Beijing, 100004
China
Phone: + 8610 8509 8588

AUSTRALIA:

Verisign Australia
5 Queens Road
Level 10
Melbourne, VIC, 3004
Australia
Phone: + 61 3 9926 6700



Verisign.com






